As filed with the Securities and Exchange Commission on May 6, 2011

Registration No. 333-173081

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Remy International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3714	35-1909253
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 Corporation Drive

Pendleton, Indiana 46064

(765) 778-6499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Fred Knechtel

Senior Vice President and Chief Financial Officer

Remy International, Inc.

600 Corporation Drive

Pendleton, Indiana 46064

(765) 778-6499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert S. Rachofsky, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000	Joseph A. Hall, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 6, 2011

Prospectus

             shares

Common stock

Remy International, Inc. is selling              shares of common stock, and the selling stockholders are selling              shares of common stock. The estimated initial public offering price is between $             and $             per share. We will not receive any proceeds from the sale of shares by the selling stockholders.

Before this offering, our common stock has not been listed on any national securities exchange. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RMYI.”

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to              additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about                     , 2011.

J.P. Morgan	BofA Merrill Lynch	UBS Investment Bank

                    , 2011

Certain trademarks and other intellectual property

This prospectus includes trademarks, such as “Remy,” “Delco Remy” and “World Wide Automotive,” which are Remy International, Inc.’s registered trademarks, protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

Market and industry data

We obtained the industry, market and competitive position data and information used throughout this prospectus from our own internal company surveys and management estimates, as well as from industry and general publications, research, surveys or studies conducted by third parties.

i

There is only a limited amount of independent data available about our industry, market and competitive position. As a result, some of the data and information referred to above is based on our good faith estimates, which we derived from our review of internal data and information, information that we obtain from customers and other third party sources.

The industry data and information that we present in this prospectus include estimates that involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special note regarding forward-looking statements.”

ii

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety. You should carefully consider, among other things, the matters discussed in “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.”

Unless the context requires otherwise, the words “Remy,” “we,” “company,” “us” and “our” refer to Remy International, Inc. and its subsidiaries.

Our company

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names. For the year ended December 31, 2010, we generated net sales of $1.1 billion, net income attributable to Remy International, Inc. of $16.9 million, net loss attributable to common stockholders of $13.7 million and adjusted EBITDA of $140.1 million, representing 12.7% of our 2010 net sales. For the three months ended March 31, 2011, we generated net sales of $306.4 million, net income attributable to Remy International, Inc. of $28.1 million, net income attributable to common stockholders of $18.4 million and adjusted EBITDA of $53.8 million, representing 17.6% of our first quarter 2011 net sales.

Our principal products include starter motors, alternators and hybrid electric motors. Our starters and alternators are used globally in light vehicle, commercial vehicle, industrial, construction and agricultural applications. We also design, develop and manufacture hybrid electric motors that are used in both light and commercial vehicles. These include both pure electric applications as well as hybrid applications, where our electric motors are combined with traditional gasoline or diesel propulsion systems. While the market for these systems is in early stages of development, our technology and capabilities are ideally suited for this growing product category.

We design and market products suited for both light and commercial vehicle applications. Our light vehicle products continue to evolve to meet the technological demands of increasing vehicle electrical loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. Commercial vehicle applications are generally more demanding and require highly engineered and durable starters and alternators.

We sell new starters, alternators and hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. As a leading remanufacturer, we obtain used starters and alternators, which we refer to as cores, that we disassemble, clean, combine with new subcomponents and reassemble into saleable, finished products, which are tested to meet OEM requirements.

We have captured leading positions in many key markets by leveraging our global reach and established customer relationships. Based on production volume published by IHS Global Insight and Power Systems Research, we hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators. Management believes we are the leading non-OEM producer of hybrid electric motors in North America. Based on production volume published by IHS Global Insight, we maintain the number 3 position in the European aftermarket for remanufactured starters and alternators. According to IHS Global Insight, we hold the number 1 position in South Korea for light vehicle starters. Based on production volume published by IHS Global Insight and Power Systems Research, we hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators, all of which are key growth markets.

We believe there are benefits to serving both original equipment, or OE, and aftermarket customers. Our OE business is driven primarily by new vehicle production. Aftermarket demand is more stable given that our aftermarket products are used for non-discretionary repairs. We believe aftermarket demand increases in periods of decreasing OEM sales volumes as customers look to extend the service lives of their existing vehicles by purchasing aftermarket replacement parts rather than new vehicles. This increased aftermarket demand partially mitigates the variability of our net sales. Our aftermarket and remanufacturing knowledge regarding product reliability allows us to regularly update and enhance new product specifications in our OE and new-build aftermarket businesses. Our expertise in OE product design allows us to bring components to the aftermarket quickly and efficiently, which enhances our brands, giving us a competitive advantage.

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 13 primary manufacturing and remanufacturing facilities are located in seven countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia. We have only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize costs to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We sell our products globally through an extensive distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships directly with global OEMs, OE dealer networks, commercial vehicle fleets, North American retailers and warehouse distributors around the world. We have a broad customer base, as illustrated below.

We enhance our technology and expand our product lines by investing in new product development and ongoing research. Our OE customers continue to increase their requirements for power, durability and reliability, as well as for increased fuel-efficiency and mechanical and electrical noise reduction. We have over 325 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the three years ending December 31, 2010, we have invested $52.1 million to support both product and manufacturing process improvements. Our 110 years of expertise in rotating electrical components led to the development of our hybrid electric motor capabilities, a natural extension of our products. We have invested approximately $55.8 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. The U.S. Department of Energy, or the DOE, awarded us a grant in 2009, pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2012 for the commercialization of hybrid electric motor technology. Our prior experience in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We are well-positioned for strong and stable growth, both organically and through opportunistic acquisitions, due to our balanced portfolio of products, strong brand names, focus on new technologies, strategic global footprint and market expertise. These strengths have contributed to our solid operating margins and cash flow profile. Since 2007, our margins have improved significantly as a result of our ongoing productivity initiatives, which included capacity and workforce realignments, the implementation of lean manufacturing principles and the expansion of global purchasing initiatives. Recently, we completed a series of financial transactions focused on improving the strength and flexibility of our capital structure, including a debt refinancing and stockholder rights offering. As a result of these transactions, we extended our debt maturities, reduced our future interest payments and accessed substantial liquidity to execute our strategic plans. Our strengthened balance sheet now provides us with greater ability to reinvest in our business and pursue growth opportunities.

Our competitive strengths

We believe the following competitive strengths enable us to compete effectively in our industry:

Leading market position and strong brand recognition.    Based on production volume, we hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators. We are the leading non-OEM producer of hybrid electric motors in North America. We maintain the number 3 position in the European aftermarket for remanufactured starters and alternators. We hold the number 1 position in South Korea for light vehicle starters, the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators, all of which are key growth markets. Our leading market position was established through 100 years of experience delivering superior service, quality and product innovation under our well-recognized brand names, “Delco Remy,” “Remy” and “World Wide Automotive.” In recent years, we have received a number of awards in recognition of our merits, including Daimler Master of Quality in 2009 and 2010, CAT SQEP Silver Status in 2010, Cummins Xian Excellent Customer Support in 2009 and 2010, MAN Commercial Excellence in 2010, MAN Latin America Supplier Award in 2009, Alliance Silver Supplier Award in 2010, Frost & Sullivan Company of the Year in 2010 and Bumper to Bumper Silver Status Award in 2009.

Well-balanced revenue base and end-market exposure.    We have a diverse portfolio of revenue sources with OE and aftermarket products that serve both light and commercial vehicle applications. Our five largest light vehicle OE platforms represented only 7% of our 2010 net sales. This balance can help us mitigate the inherent cyclicality of demand in any one channel or end-market. We offer our products on a diverse mix of OE vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We believe our overall diversification provides us with an opportunity to participate in an economic recovery without being overly exposed to any single market.

Innovative, technology-driven product offerings.    We are committed to product and manufacturing innovation to improve quality, efficiency and cost for our customers. Our starters address customer requirements for high-power, durability and reliability, while our alternators address the growing demand for high-output, low-noise and high-efficiency performance. Recently, we developed several commercial-vehicle starters and alternators with superior efficiency for higher fuel economy, significantly improved reliability and higher output to support exhaust gas after-treatment required to reduce engine emissions. For automotive applications, we recently launched a lower-cost, high-performance starter and a series of quiet, high-efficiency alternators with reduced electrical and mechanical noise. We also continue to lead in the production of hybrid electric motors, providing high-output, custom designs for standardized platforms. Our HVH electric motor technology, which we continue to introduce into automotive, agricultural, military and specialty markets, is among the industry leaders in power density and torque density. Out technology position is reinforced by our intellectual property portfolio with over 300 issued and pending patents.

Leading non-OEM manufacturer of hybrid electric motors.    Our expansion into hybrid electric motors was a natural evolution of our capabilities in rotating electrical components. We have produced nearly 100,000 hybrid electric motor units for vehicles that are on the road today, including GM sport utility vehicles, or SUVs, Daimler’s Mercedes ML450, BMW X6 models and transit buses with Allison Transmission. This gives us the largest installed capacity of any non-OEM hybrid electric motor producer. With an emphasis on medium-duty and specialty applications, we have been investing in hybrid electric motors and manufacturing capabilities since 2001 when we initiated our first hybrid electric motor program for bus applications. Since 2001, we have invested approximately $55.8 million in product and manufacturing capabilities to become a leading provider of high-quality hybrid electric motors. Since 2006, we estimate that our products have demonstrated over 1 billion miles of proven reliability as measured by world class quality performance. Our hybrid electric motors are among the highest in the industry in power density and torque density. To support future growth, we have installed an annual manufacturing capacity of over 100,000 units and are the largest non-OEM producer in North America and one of the largest in the world. This installed capacity can support increased production volumes should market demand continue to grow. We believe the current market trends for hybrid electric motor demand will remain positive if fuel prices increase and governments continue to implement regulations that will drive demand.

Global, low-cost manufacturing, distribution and supply-chain.    We have restructured our manufacturing to eliminate under-utilized capacity and shifted from high-cost to low-cost regions throughout the world including Brazil, China, Hungary, Mexico, South Korea and Tunisia. Our efficient manufacturing capabilities lower costs and address OEMs’ engineering requirements. We are well-positioned for continued growth and protected by significant barriers to entry from suppliers who cannot support OEMs on a global scale. We conduct no manufacturing activity in the United States, with the exception of hybrid electric motors and our locomotive power assembly remanufacturing operations.

Strong operating margins and cash flow profile.    We believe our operating margins and cash flow from operations provide financial flexibility and enable us to reinvest capital in our business for growth. In 2010, net cash provided by operating activities was $73.9 million. Our base business, other than our hybrid electric motors, requires low levels of capital expenditures of approximately 1% to 2% of our net sales.

Experienced management team with track record of accomplishments.    Our management team, led by industry veteran, CEO John H. Weber, has implemented a number of strategic, operational and financial restructuring initiatives to reposition us for potential profitable growth. Key accomplishments since the start of 2007 have included:

•	realigning our manufacturing to low-cost regions;

•	reducing headcount by 27% from 7,800 to 5,700;

•	executing the turnaround of our European operations;

•	winning numerous aftermarket customers in both Europe and North America;

•	securing global platform wins, including with GM, Hyundai, Daimler, Caterpillar and Allison Transmission;

•	developing an industry-leading hybrid electric motor platform; and

•	increasing our operating margins from (4.5)% in 2006 to 9.6% in 2010 and 14.1% in the first quarter of 2011.

Our strategy

It is our goal to be the leading global manufacturer and remanufacturer of starters and alternators, yielding superior financial returns. Further, we seek to be a leading participant in the growing production of hybrid electric motors. We believe the competitive strengths described above provide us with significant opportunities for future growth in our industry. Our strategies for capitalizing on these opportunities include the following:

Build upon market-leading positions in commercial vehicle products.    We seek to use our strength in producing durable, high-output starters and alternators for commercial vehicles to increase our market share and capitalize on the growing OE demand for these components over the next few years. We intend to use our know-how in rotating electrical components and strong customer relationships to continue to build our leading market share in the growing aftermarket for commercial vehicle parts. As the largest supplier of commercial vehicle OE and aftermarket starters and alternators to the North American market, we believe we are well-positioned to supply whichever customers ultimately become the global leaders in commercial vehicle hybrid electric motor applications.

Expand manufacturing for growth markets in Asia and South America.    We have a significant presence in high-growth markets such as China, South Korea and Brazil and are committed to further investment in these regions. We have both wholly owned and joint venture operations in China. China produces more commercial diesel engines and vehicles than any other country in the world. We are further investing in commercial vehicle production capacity in this market in response to the expanding demand for components used by on-road, construction, agriculture and off-road vehicles. We continue to build a strong position in South Korea, where we have developed our production capacity and engineering capabilities near Hyundai’s technical center. We are well-positioned in Brazil, a recognized industry base for growth in South America.

Continue to invest in hybrid electric motors for commercial vehicles.    We are committed to grow in the hybrid electric motor market. We are the leading non-OEM producer of hybrid electric motors in North America. We intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary considerations. With an emphasis on medium-duty and specialty applications, we have over 50 vehicle projects in various stages of development. We signed an agreement with Allison Transmission to develop and produce a hybrid electric motor for medium-duty commercial vehicles by the end of 2012. We have created a competitive advantage through our manufacturing capacity and intellectual property portfolio.

Leverage benefits of having both an OE and aftermarket presence.    Our aftermarket business has access to the latest technology developed by our OE business. As a result, we are able to provide our aftermarket customers with new products faster than competitors. Our aftermarket presence provides our OE business with useful knowledge regarding long-term product performance and durability. We use this aftermarket knowledge to regularly update and enhance new product offerings in our OE business.

Provide value-added services that enhance customer performance.    We provide our aftermarket customers with valuable category management services that strengthen our customer relationships and provide both of us with a competitive advantage. Our Remy Optimized

Inventory and Vendor Managed Inventory programs support customer growth and product category profitability. This service is enhanced by our knowledge of OEM product design and specifications. This service has become integral to several of our customers’ overall procurement practices. These services have enabled us to improve our customer retention and expand product sales.

Selectively pursue strategic partnerships and acquisitions.    We will selectively pursue strategic partnerships and acquisitions that leverage our core competencies. We believe there are significant opportunities in this fragmented industry. We have demonstrated our ability to rationalize and integrate operations and realize cost savings. We believe our balance sheet, combined with the proceeds from this offering, gives us the flexibility to support this strategy.

Risks associated with our business

Our business involves numerous risks, as discussed more fully in the section entitled “Risk factors” immediately following this prospectus summary. Our business could suffer as a result of any of the following, among others:

•	changes in general economic conditions, risks particular to the light and commercial vehicle industries and shortages, and volatility in the price, of oil;

•	increasing useful product lives of auto parts;

•	product liability and warranty claims, litigation and other disputes and claims;

•	changes in the cost and availability of raw materials and supplied components and disruptions in our supply chain;

•	the loss or the deteriorating financial condition of a major customer;

•	the substantial competition that we face;

•	work stoppages or other labor issues;

•	our inability to develop improved technology-based products or adapt to changing technology;

•	our inability to take advantage of, or successfully complete, potential acquisitions, business combinations and joint ventures;

•	the failure of the adoption of hybrid and electric vehicles;

•	our inability to protect our intellectual property and avoid infringing the intellectual property rights of others; and

•	our significant amounts of debt and the covenants and restrictions imposed by the instruments governing that debt.

Our corporate information

We were incorporated in Delaware in November 1993. We maintain our principal executive offices at 600 Corporation Drive, Pendleton, Indiana 46064, and our telephone number is (765) 778-6499. We maintain an Internet website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders named in this prospectus	shares

Over-allotment option	shares (offered by us)

Common stock to be outstanding after this offering	shares (or shares if the over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $ million, or approximately $ million if the underwriters fully exercise their over-allotment option, assuming an initial public offering price of $ per share (the midpoint of the price range on the cover page of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders named in this prospectus. We intend to use the net proceeds to us from this offering for general corporate purposes, which may include debt reduction, acquisition of one or more companies or businesses and product and geographic expansion. See “Use of proceeds.”

Dividend policy	We do not currently pay dividends and do not anticipate paying any cash dividends in the foreseeable future.

Proposed symbol	RMYI

Risk factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 8.

The number of shares of our common stock to be outstanding after this offering is based on 31,351,310 shares outstanding as of March 31, 2011 and excludes:

•	69,035 shares of our common stock underlying restricted stock units outstanding as of March 31, 2011;

•	116,057 treasury shares;

•	4,415,456 shares of our common stock available for future grant under our Omnibus Equity Incentive Plan as of March 31, 2011.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The following summary consolidated financial data for the years ended December 31, 2010, 2009 and 2008 is derived from our audited consolidated financial statements. The following summary consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 is derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Results for any interim period are not necessarily indicative of results to be expected for a full year. This information is only a summary and should be read together with “Management’s discussion and analysis of financial condition and results of operations,” the consolidated financial statements, the related notes and other financial information included in this prospectus.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

			(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Net sales	$306,402	$260,417	$1,103,799	$910,745	$1,100,805
Cost of goods sold	231,042	206,649	866,761	720,723	916,375

Gross profit	75,360	53,768	237,038	190,022	184,430
Selling, general and administrative expenses	31,935	27,954	127,405	101,827	109,683
Reorganization items	—	—	—	—	2,762
Intangible asset impairment charges	—	—	—	4,000	1,500
Restructuring and other charges	263	491	3,963	7,583	15,325

Operating income	43,162	25,323	105,670	76,612	55,160
Other income	—	—	—	—	2,223
Interest expense	7,632	10,042	46,739	49,534	54,938
Loss on extinguishment of debt	—	—	19,403	—	—

Income before income taxes	35,530	15,281	39,528	27,078	2,445
Income tax expense	6,468	4,517	18,337	13,018	6,818

Net income (loss)	29,062	10,764	21,191	14,060	(4,373)
Less: Net income attributable to noncontrolling interest	995	1,065	4,273	3,272	1,403

Net income (loss) attributable to Remy International, Inc.	28,067	9,699	16,918	10,788	(5,776)
Preferred stock dividends	(2,114)	(6,948)	(30,571)	(25,581)	(23,145)
Loss on extinguishment of preferred stock	(7,572)	—	—	—	—

Net income (loss) attributable to common stockholders	$18,381	$2,751	$(13,653)	$(14,793)	$(28,921)

Basic earnings (loss) per share:
Earnings (loss) per share	$0.70	$0.27	$(1.33)	$(1.46)	$(2.89)

Weighted average shares outstanding	26,114	10,241	10,278	10,130	10,004

Diluted earnings (loss) per share:
Earnings (loss per share)	$0.68	$0.27	$(1.33)	$(1.46)	$(2.89)

Weighted average shares outstanding	26,882	10,241	10,278	10,130	10,004

Adjusted EBITDA(1)	$53,843	$33,366	$140,098	$121,174	$103,528

(1)	For a reconciliation of adjusted EBITDA to net income (loss) attributable to Remy International, Inc. (before preferred stock dividends), see “Management’s discussion and analysis of financial condition and results of operations—Adjusted EBITDA.”

The following table presents a summary of our consolidated balance sheet as of March 31, 2011:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale, by us, of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range on the cover page of this prospectus), after deducting underwriting discounts and commissions and our estimated offering expenses.

	As of March 31, 2011
	Actual	As adjusted(2)

	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	$54,326	$	[	]
Working capital(1)	132,343		[	]
Total assets(1)	1,015,876		[	]
Long-term debt, net of current maturities	295,780		[	]
Post-retirement benefits other than pensions, net of current portion	1,297		[	]
Accrued pension benefits	20,954		[	]
Retained earnings	13,614		[	]
Total equity(1)	314,731		[	]

(1)	Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets and total equity by approximately $ million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets and total equity by approximately $ million, assuming the initial public offering price per share remains the same. This as adjusted information is illustrative only, and following the pricing of this offering, we will update this information based on the actual initial public offering price and other terms of this offering.

(2)	Does not give effect to any use of proceeds from this offering. See “Use of Proceeds.”

Risk factors

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations or financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.

Risks relating to our business

General economic conditions may have an adverse effect on our business, financial condition and results of operations.

The recent global financial crisis has impacted our business and our customers’ businesses in the United States and globally. During 2009, the United States experienced its lowest light vehicle production rate in over 25 years, and commercial vehicle production declined by 38%. In 2010, U.S. vehicle production improved, but was still less than the average for the period during 2000 to 2007. The light and commercial vehicle industries in Europe and Asia faced similar trends. Continued weakness or deteriorating conditions in the U.S. or global economy that result in reduction of vehicle production and sales by our customers may harm our business, financial condition and results of operations. Additionally, in a down-cycle economic environment, we may experience increased competitive pricing pressure and customer turnover.

Deteriorating economic conditions impact driving habits of both consumers and commercial operators, leading to a reduction in miles driven. If total miles driven decreases, demand for our aftermarket products could decline due to a reduction in the need for replacement parts.

Difficult economic conditions may cause changes to the business models, products, financial condition, consumer financing and rebate programs of the OEMs. This could reduce the number of vehicles produced and purchased, which would, in turn, reduce the demand for both our OEM and aftermarket products. Our contracts do not require our customers to purchase any minimum volume of our products.

Recent adverse economic conditions have generally reduced the availability of capital and increased the cost of financing. If we, our customers or our suppliers experience a material tightening in the availability of credit, it could adversely affect us. Among other possible effects, we may have to pay suppliers in advance or on short credit terms, which would harm our liquidity or lead to production interruptions.

Risks specific to the light and commercial vehicle industries affect our business.

Our operations, and, in particular, our OE business, are inherently cyclical and depend on many industry-specific factors such as:

•	credit availability and interest rates;
•	fuel prices and availability;
•	consumer confidence, spending and preference;

•	costs related to environmental hazards;
•	governmental incentives; and
•	political volatility.

Our business may also be adversely affected by regulatory requirements, trade agreements, our customers’ labor relations issues, reduced demand for our customers’ product programs that we currently support, the receipt of sales orders for new or redesigned products that replace our current product programs and other factors. The current political environment has led, and may lead in the future, to further federal, state and local government budget cuts. We have in the past received governmental grants that benefit our industry. A significant adverse change in any of these factors may reduce automotive production and sales by our customers, which would materially harm our business, financial condition and results of operations.

Inventory levels and our OE customers’ production levels also affect our OE sales. We cannot predict when our customers either increase or reduce inventory levels. This may result in variability in our sales and financial condition. Uncertainty regarding inventory levels may be exacerbated by our customers or governments initiating or terminating consumer financing programs.

Longer useful product life of parts may reduce aftermarket demand for some of our products.

In 2010 and the first quarter of 2011, roughly half of our net sales were to aftermarket customers. The average useful life of automotive parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to reduce the demand for our aftermarket products, which could materially harm our business, financial condition and results of operations.

We may incur material losses and costs as a result of product liability and warranty claims, litigation and other disputes and claims.

We are exposed to warranty and product liability claims if our products fail to perform as expected. We have in the past been, and may in the future be, required to participate in a recall of those products. If public safety concerns are raised, we may have to participate in a recall even if our products are ultimately found not to be defective. Vehicle manufacturers have experienced increasing recall campaigns in recent years. Our customers and other OEMs are increasingly looking to us and other suppliers for contribution when faced with recalls and product liability claims. Some of our customers and other OEMs have recently extended the warranty protection for their products. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, our business, financial condition and results of operations could materially suffer.

We may also be exposed to product liability claims, warranty claims and damage to our reputation if our products (including the parts of our products produced by third-party suppliers) actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury or property damage. For example, an alternator product produced by us and sold to various customers was recently alleged to cause thermal incidents in the vehicles in which it was installed. Although the faulty mechanism was produced by a third-party supplier, we are liable for the product under the terms of our sales agreement and applicable laws. We issued a recall for these products, and we elected to pay certain related costs for commercial reasons. Recalls may also cause us to lose additional business from our customers. Material product defect issues may subject us to recalls of those products and restrictions on bidding on new customer programs. For example, as a result of the recall described above, we were unable to bid on a new GM supply program. We have in the past incurred, and could in the future incur, material warranty or product liability losses and costs to defend these claims.

We are also involved in various legal proceedings incidental to our business. See “Business—Legal proceedings.” There can be no assurance as to the ultimate outcome of any of these legal proceedings, and future legal proceedings may materially harm our business, financial condition and results of operations.

Changes in the cost and availability of raw materials and supplied components could harm our financial performance.

We purchase raw materials and component parts from outside sources. The availability and prices of raw materials and component parts may change due to, among other things, new laws or regulations, increased demand from the automotive sector and the broader economy, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. In recent years, market conditions have caused significant increases in the price of some raw materials and component parts and, in some cases, reductions in short-term availability. We are especially susceptible to changes in the price and availability of copper, aluminum, steel and certain rare earth magnets. The price of these materials has fluctuated significantly in recent years. China, a major source of rare earth magnets, has recently reduced its export quotas for rare earth minerals. An increase in the price of these magnets, or a reduction in their supply, could harm our business.

Raw material price inflation and availability have placed significant operational and financial burdens on automotive suppliers at all levels, and are expected to continue for the foreseeable future. Our need to maintain a continuing supply of raw materials and components makes it difficult to resist price increases and surcharges imposed by our suppliers. Further, it is difficult to pass cost increases through to our customers, and, if passed through, recovery is typically delayed. Approximately 69% of copper, 28% of aluminum and 8% of steel pounds purchased in 2010 were for customers with metals pass-through or sharing arrangements. Because the recognition of the cost/benefit and the price recovery/reduction do not occur in the same period, the impact of a change in commodity cost is not necessarily offset by the change in sales price in the same period. Accordingly, a change in the supply of, or price for, raw materials and components could materially harm our business, financial condition and results of operations.

Disruptions in our or our customers’ supply chain may harm our business.

We depend on a limited number of suppliers for certain key components and materials. In order to reduce costs, our industry has been rationalizing and consolidating its supply base. Suppliers may delay deliveries to us due to failures caused by production issues, and they may also deliver non-conforming products. Recently, several suppliers have ceased operations.

If one of our suppliers experiences a supply shortage or disruption, we may be unable to procure the components from another source to produce the affected products. The lack of a subcomponent necessary to manufacture one of our products could force us to cease production. Shortages and disruptions could be caused by many problems, such as closures of one of our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions or political upheaval, or logistical complications due to weather, natural disasters, mechanical failures or delayed customs processing. Also, we and our suppliers deliver products on a just-in-time basis, which is designed to maintain low inventory levels but increases the risk of supply disruptions.

Products delivered by our suppliers may fail to meet quality standards. Potential quality issues could force us to halt deliveries while we revalidate the affected products. When deliveries are not timely, we have to absorb the cost of identifying and solving the problem, as well as expeditiously producing replacement components or products. We may also incur costs associated with “catching up,” such as overtime and premium freight. Our customers may halt or delay their production for the same reason if one of their suppliers fails to deliver necessary components. This may cause our customers to suspend their orders or instruct us to suspend delivery of our products, which may harm our business, financial condition and results of operations. In turn, if we cause a customer to halt production, the customer may seek to recoup its losses and expenses from us, which could be significant or include consequential losses.

For example, the earthquake and tsunami that hit the northern part of Japan earlier this year created supply problems forcing many carmakers to suspend production, not only as a consequence of damage to facilities but also due to limited supplies of components sourced from the affected area. We have lost some sales in Japan due to shutdowns, but the overall impact so far has been very small. There has been minimal impact for our customers to date outside Japan, although we continue to monitor upcoming production schedules at OEMs. None of our suppliers has been affected to date, though we are continuing to monitor a few of them closely. Automotive production and component availability following the events in Japan are generally improving, as OEMs and suppliers work to resource components, rebuild inventory and better understand downstream dependencies.

Shortages of and volatility in the price of oil may materially harm our business, financial condition and results of operations.

The price and availability of oil impacts our business in numerous ways. Oil prices have recently been very volatile and have risen significantly in the last few months. Although it is too early to tell whether these increases will have a significant effect on our business, in general an increase in oil prices, or a shortage of oil, may reduce demand for vehicles or shift demand to smaller, more fuel-efficient vehicles, which provide lower profit margins. Also, an increase in oil prices may reduce the average number of miles driven. Lower vehicle demand or average number of miles driven would, in turn, reduce the demand for both our OE and aftermarket products. An increase in the price of oil could also increase the cost of the plastic components we use in our products. Conversely, lower fuel prices may negatively impact demand for hybrid-powered vehicles, which may also adversely affect our business. Accordingly, shortages and volatility in the price of oil may materially harm our business, financial condition and results of operations.

The loss or the deteriorating financial condition of a major customer could materially harm our business, financial condition and results of operations.

The majority of our sales are to automotive and heavy-duty OEMs, OEM dealer networks, automotive parts retail chains and warehouse distributors. We depend on a small number of customers with strong purchasing power. Our five largest customers represented 49% and 51% of our net sales for 2010 and the first quarter of 2011, respectively. GM, our largest customer, accounted for 23% and 21.6% of our net sales for 2010 and the first quarter of 2011, respectively.

One or more of our top customers may cease to require all or any portion of the products or services we currently provide or may develop alternative sources, including their own in-house operations, for those products or services. Customers may restructure, which could include significant capacity reductions or reorganization under bankruptcy laws. The loss of any of our major customers, reduction in their demand for our products or substantial restructuring activities by our major customers could materially harm our business, financial condition and results of operations. OE and OES customers accounted for 61% and 60% of our net sales for 2010 and the first quarter of 2011, respectively.

Our business will suffer if our OE customers decide to produce hybrid electric motors in-house.

GM and BMW have announced that they plan to start producing some hybrid electric motors in-house. GM has announced that the first electric motors designed and built by GM are scheduled to debut in 2013. During 2010 electric motor sales to GM and Daimler (which resold the motors it purchased to BMW) represented 46% of our hybrid sales. Depending on the extent to which OE customers design and produce hybrid electric motors in-house, our hybrid electric business could materially suffer.

We face substantial competition. Our failure to compete effectively could adversely affect our net sales and results of operations.

The automotive industry is highly competitive. We and most of our competitors are seeking to expand market share with new and existing customers. Our customers award business based on, among other things, price, quality, service, delivery, manufacturing and distribution capability, design and technology. Our competitors’ efforts to grow market share could exert downward pressure on our product pricing and margins. Overseas manufacturers, particularly those located in China, are increasing their operations and could become a significant competitive force in the future. If we are unable to differentiate our products or maintain low-cost manufacturing, we may lose market share or be forced to reduce prices, which would lower our margins. Our business may also suffer if we fail to meet customer requirements.

Some of our competitors may have advantages over us, which could affect our ability to compete effectively. For example, some of our competitors:

•	are divisions or subsidiaries of companies that are larger and have substantially greater financial resources than we do;

•	are affiliated with OEMs or have a “preferred status” as a result of special relationships with certain customers;

•	have economic advantages as compared to our business, such as patents and existing underutilized capacity; and

•	are domiciled in areas that we are targeting for growth.

OEMs and suppliers are developing strategies to reduce costs and gain a competitive advantage. These strategies include supply base consolidation and global sourcing. The consolidation trend among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future, our financial condition and results of operations could suffer due to a reduction of, or inability to increase, sales sufficient to offset other price increases.

Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements.

Work stoppages or other labor issues at our facilities or the facilities of our customers or suppliers could adversely affect our operations.

Some of our employees, a substantial number of the employees of our largest customers, the employees of our suppliers and the employees of other suppliers to the automotive industry are members of industrial trade unions and are employed under the terms of collective bargaining agreements. To our knowledge, 3,026 of our employees globally are represented by trade unions. Difficult conditions in the light and commercial vehicle industries and actions taken by us, our customers, our suppliers and other suppliers to address negative industry conditions may have the side effect of exacerbating labor relations problems, which could increase the possibility of work stoppages.

We may not be able to negotiate acceptable contracts with unions, and our failure to do so may result in work stoppages. We have agreements with 11 unions in different countries. These agreements expire or are subject to renewal at various times. One or more of these unions could elect not to renew its contract with us. Also, work stoppages at our customers, our suppliers or other suppliers to the automotive industry could cause us to shut down our production facilities or prevent us from meeting our delivery obligations to our customers. The industry’s reliance on just-in-time delivery of components could also worsen the effects of any work stoppage. A work stoppage at one or more of our facilities, or the facilities of suppliers and our customers, could materially harm our business, financial condition and results of operations.

See “Business—Employees” for a summary of the information available to us regarding the union membership of our employees and the agreements we currently have with those unions.

Our success partly depends on our development of improved technology-based products and our ability to adapt to changing technology.

Some of our products are subject to changing technology or may become less desirable or be rendered obsolete by changes in legislative, regulatory or industry requirements. Our continued success depends on our ability to anticipate and adapt to these changes. We may be unable to achieve and maintain the technological advances, machinery and knowledge that may be necessary for us to remain competitive.

We may need to incur capital expenditures and invest in research and development and manufacturing in amounts exceeding our current expectations. We may decide to develop specific technologies and capabilities in anticipation of customers’ demands for new innovations and technologies. If this demand does not materialize, then we may be unable to recover the costs incurred to develop those particular technologies and capabilities. If we are unable to recover these costs, or if any development programs do not progress as expected, our business could materially suffer.

To compete, we must be able to launch new products to meet our customers’ demand in a timely manner. However, we may be unable to install and certify the equipment needed to manufacture products for new programs in time for the start of production. Transitioning our manufacturing facilities and resources to full production under new product programs may impact production rates and other operational efficiency measures at our facilities. Our customers may not launch new product programs on schedule. Our failure to successfully launch new products, a delay by our customers in introducing our new products or a failure by our customers to successfully launch new programs, could materially harm our business, financial condition and results of operations.

We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance of our customers’ vehicles or of our products, delays in product development and failure of products to operate properly. Further, we may be unable to adequately protect our technological developments, which could prevent us from maintaining a sustainable competitive advantage.

A failure to attract and retain executive officers and key personnel could harm our ability to operate effectively.

Our ability to operate our business and implement our strategies effectively partly depends on the efforts of our executive officers and other key employees. Our future success will depend on, among other factors, our ability to attract and retain other qualified personnel in key areas, including engineering, sales and marketing, operations, information technology and finance. The loss of the services of any of our key employees or our failure to attract or retain other qualified personnel could materially harm our business, financial condition and results of operations.

We may be unable to take advantage of, or successfully complete, potential acquisitions, business combinations and joint ventures.

We may pursue acquisitions, business combinations or joint ventures that we believe present opportunities to enhance our market position, extend our technological and manufacturing capabilities or realize significant synergies, operating expense reductions or overhead cost savings. This strategy will partly depend on whether suitable acquisition targets or joint ventures are available on acceptable terms and our ability to finance the purchase price of acquisitions or the investment in joint ventures. We may also be unable to take advantage of potential acquisitions, business combinations or joint ventures because of regulatory or other concerns. For example, the agreements governing our indebtedness may restrict our ability to engage in certain mergers or similar transactions.

Acquisitions, business combinations and joint ventures may expose us to additional risks.

Any acquisition, business combination or joint venture that we engage in could present a variety of risks. These risks include the following:

•	the incurrence of debt or contingent liabilities and an increase in interest expense and amortization expenses related to intangible assets with definite lives;

•	our failure to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator, despite any investigation we make before the acquisition;

•	the diversion of management’s attention from our core operations as they attend to any business integration issues that may arise;

•	the loss of key personnel of the acquired company or joint venture counterparty;

•	our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights;

•	difficulties in combining the standards, processes, procedures and controls of the new business with those of our existing operations;

•	difficulties in coordinating new product and process development;

•	difficulties in integrating product technologies; and

•	increases in the scope, geographic diversity and complexity of our operations.

Our failure to integrate acquired businesses successfully into our existing businesses could cause us to incur unanticipated expenses and losses, which could materially harm our business, financial condition and results of operations.

We are party to a joint venture in China with Hubei Shendian Electric and may enter into additional joint ventures in the future. Our interests may not always be aligned with the interests of our joint venture partners. For example, our partners may negotiate on behalf of customers of the joint venture for sales terms that are not in the best interest of the joint venture. Our joint venture partner owns a business that could compete with the joint venture and our businesses. Accordingly, there may be a misalignment of incentives between us and our joint venture partners that could materially harm our business, financial condition and results of operations.

Our lean manufacturing and other cost saving plans may not be effective.

Our operations strategy includes goals such as improving inventory management, customer delivery, plant and distribution facility consolidation and the integration of back-office functions across our businesses. If we are unable to realize anticipated benefits from these measures, our business, financial condition and results of operations may suffer. Moreover, the implementation of cost-saving plans and facilities integration may disrupt our operations and financial performance.

Our global operations subject us to risks and uncertainties.

We have business and technical offices and manufacturing facilities in many countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia, which may have less developed political and economic environments than the United States. International operations are subject to certain risks inherent in conducting business outside the United States, including the following:

•	general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	agreements may be difficult to enforce and receivables may be difficult to collect through a foreign country’s legal system;

•	foreign customers may have longer payment cycles;

•

foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade or investment (such as repatriation restrictions or requirements, exchange controls and antidumping duties);

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur;

•	compliance with a variety of foreign laws and regulations may be difficult;

•	overlap of different tax structures may subject us to additional taxes;

•	changes in currency exchange rates;

•	export and import restrictions, including tariffs and embargoes;

•	shutdowns or delays at international borders;

•	more expansive rights of foreign labor unions;

•	nationalization, expropriation and other governmental action;

•	political and civil instability;

•	domestic or international terrorist events, wars and other hostilities;

•	laws governing international relations (including the Foreign Corrupt Practices Act and the U.S. Export Administration Act); and

•	global operations may strain our internal control over financial reporting or cause us to expend additional resources to keep those controls effective.

If certain of the risks described were to occur, we may decide to shift some of our operations from one jurisdiction to another, which could result in added costs. If we acquire new businesses, we may be unable to effectively and quickly implement pre-existing controls and procedures intended to mitigate these uncertainties and risks. The longer supply chains resulting from global operations may also increase our working capital requirements. These uncertainties could materially harm our business, financial condition and results of operations. As we continue to expand our business globally, our success will partly depend on our ability to anticipate and effectively manage these and other risks.

We are exposed to domestic and foreign currency fluctuations that could harm our business, financial condition and results of operations.

As a result of our global presence, a significant portion of our net sales and expenses are denominated in currencies other than the U.S. dollar. We are accordingly subject to foreign currency risks and foreign exchange exposure. These risks and exposures include:

•	transaction exposure, which arises when the cost of a product originates in one currency and the product is sold in another currency;

•	translation exposure on our income statement, which arises when the income statements of our foreign subsidiaries are translated into U.S. dollars; and

•	translation exposure on our balance sheet, which arises when the balance sheets of our foreign subsidiaries are translated into U.S. dollars.

We source many of our parts, components and finished products from Mexico, Europe, North Africa and Asia. The cost of these products could fluctuate with changes in currency exchange rates. Changes in currency exchange rates could also affect product demand and require us to reduce our prices to remain competitive.

During 2010 and the first quarter of 2011, approximately 40% and 38%, respectively, of our net sales were transacted outside the United States. Fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency.

The financial crisis during 2008 and 2009 caused extreme and unprecedented volatility in foreign currency exchange rates. These fluctuations may occur again and may impact our financial results. We cannot predict when, or if, this volatility will cease or the extent of its impact on our future financial results. Accordingly, exchange rate fluctuations may therefore materially harm our business, financial condition and results of operations.

Our future growth will be influenced by the adoption of hybrid and electric vehicles.

Our growth will be influenced by the adoption of hybrid and electric vehicles, and we are subject to the risk of any reduced demand for hybrid or electric vehicles. Hybrid electric motors accounted for 3% of our net sales in 2010. If customers do not adopt hybrid and electric vehicles, our business, financial condition and results of operations will be affected. The market for hybrid and electric vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing customer demands and behaviors. Factors that may influence the adoption of hybrid and electric vehicles include:

•

perceptions about hybrid vehicle and electric vehicle quality, safety, design, performance and cost, especially if adverse events occur that are linked to the quality or safety of hybrid or electric vehicles;

•	the availability of vehicles using alternative technologies or fuel sources;

•	perceptions about, and the actual cost of purchasing and operating, vehicles using alternative technologies or fuel sources;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for hybrid and electric vehicles;

•	the environmental consciousness of customers;

•	volatility in the cost of oil, gasoline and diesel;

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perceptions of the dependency of the United States on oil from unstable or hostile countries, and government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	the availability of tax and other governmental incentives to purchase and operate hybrid or electric vehicles or future regulation requiring increased use of non-polluting vehicles; and

•	macroeconomic factors.

Additionally, our customers may become subject to regulations that require them to alter the design of their hybrid or electric vehicles, which could negatively impact consumer interest in their vehicles, resulting in a decline in the demand for our products. The influence of any of the factors described above may cause current or potential customers to cease to purchase our products, which could materially harm our business, financial condition and results of operations.

Escalating pricing pressures from our customers and other customer requirements may harm our business, financial condition and results of operations.

The automotive industry has been characterized by significant pricing pressure from customers for many years. This trend is partly attributable to the strong purchasing power of major OEMs and aftermarket customers. Virtually all automakers and aftermarket customers have implemented aggressive price reduction initiatives and objectives each year with their suppliers, and we expect these actions to continue in the future. As our customers grow, including through consolidation, their ability to exert pricing pressure increases. Our customers often expect us to quote fixed prices or contractually obligate us to accept prices with annual price reductions. Price reductions have impacted our sales and profit margins and are expected to continue to do so in the future. Accordingly, our future profitability will partly depend on our ability to reduce costs. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, technological improvements, sourcing alternatives and other cost reduction initiatives, these price reductions may materially harm our business, financial condition and results of operations.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract. The costs that we incur to fulfill these contracts may vary substantially from our initial estimates. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or materials. Although in some cases we are permitted to pass on to our customers the cost increases associated with specific materials, cost increases that we cannot pass on to our customers could harm our business, financial condition, and results of operations.

Further, consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer’s investment in inventory held for sale. These measures include extended payment terms for purchased inventory (often coupled with customer-supplied factoring arrangements), our supply of inventory without our receipt from them of a cash deposit in respect of the cores included in the finished goods, and other arrangements. Participation in these initiatives requires us to incur factoring costs and to invest increased financial resources in cores. To the extent these demands increase in number and dollar volume, our financial condition and results of operations could suffer if our financing costs increase or we are unable to obtain adequate financing.

Circumstances over which we have no control may affect our ability to deliver products to customers and the cost of shipping and handling.

We rely on third parties to handle and transport components and raw materials to our facilities and finished products to our customers. Due to factors beyond our control, including changes in fuel prices, political events, border crossing difficulties, governmental regulation of transportation, changes in market rates, carrier availability, disruptions in transportation infrastructure and acts of God, we may not receive components and raw materials, and may not be able to transport our products to our customers, in a timely and cost-effective manner, which could materially harm our business, financial condition and results of operations.

Freight costs are strongly correlated to oil prices, have been volatile in the past and are likely to be volatile in the future. As we incur substantial freight costs to transport materials and components from our suppliers, and to deliver finished products to our customers, an increase in freight costs could increase our operating costs, which we may be unable to pass to our customers.

Assertions by or against us relating to intellectual property rights could materially harm our business.

Our industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. We are aware of issued patents owned by third parties that may relate to technology used in our industry and to which we do not have licenses. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business. For example, Tecnomatic S.p.A. recently filed a claim against us, alleging that we improperly secured proprietary technology developed by Tecnomatic S.p.A. See “Business—Legal proceedings—Remy, Inc. vs. Tecnomatic S.p.A.”

Claims that our products or technology infringe third-party intellectual property rights, regardless of their merit or resolution, are frequently costly to defend or settle and divert the efforts and attention of our management and technical personnel. In addition, many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, which have in the past required, and may in the future require, that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. We may not prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products or technology;

•	license technology from the third-party claiming infringement, which we may not be able to do on commercially reasonable terms or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based on our intellectual property rights;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We use a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could suffer.

Our success partly depends on our ability to protect our intellectual property and other proprietary rights. To accomplish this, we rely on a combination of intellectual property rights, including patents, trademarks and trade secrets, as well as customary contractual protections with our customers, distributors, employees and consultants, and through security measures to protect our trade secrets. It is possible that:

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our present or future patents, trademarks, trade secrets and other intellectual property rights will lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights may not provide any competitive advantages to us;

•	our pending or future patent applications may not be issued or may not have the coverage we originally sought; and

•	our intellectual property rights may not be enforceable in jurisdictions where competition is intense or where legal protection may be weak.

Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents we own or license. If we pursue litigation to assert our intellectual property rights, an adverse decision in the litigation could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise harm our business.

We are also a party to a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments to the counterparties. We may need to obtain additional licenses or renew existing license agreements in the future, which we may not be able to do on acceptable terms.

Our confidentiality agreements with our employees and others may not adequately prevent the disclosure of our trade secrets and other proprietary information.

We have devoted substantial resources to the development of our trade secrets and other proprietary information. In order to protect our trade secrets and other proprietary information, we rely in part on confidentiality agreements with our employees, partners, independent contractors and other advisors. These agreements may not effectively prevent the disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. Others may also independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret and other proprietary rights, and the failure to obtain or maintain trade secret protection could harm our competitive position.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our product agreements with certain customers include standard indemnification provisions under which we agree to indemnify customers for losses as a result of intellectual property infringement claims and, in some cases, for damages caused by us to property or persons. To the extent not covered by applicable insurance, a large indemnity payment could harm our business.

We have recorded a significant amount of goodwill and other intangible assets, which may become impaired in the future.

We have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. Goodwill, which represents the excess of reorganization value over the fair value of the net assets of the businesses acquired, was $270.3 million as of March 31, 2011, or 26.6% of our total assets. Other intangible assets, net, were $113.7 million as of March 31, 2011, or 11.2% of our total assets.

Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income. We are subject to financial statement risk if goodwill or other identifiable intangible assets become impaired.

Unexpected changes in core availability or the market value of cores may harm our financial condition.

Cores are used starters or alternators that customers exchange when they purchase new products. If usable, we refurbish these cores into a remanufactured product that we sell to our aftermarket customers. If the availability of usable cores declines, we may have to purchase cores in the open market at values that may harm our business, financial condition and results of operations. If core market values decline below cost, then we would record a charge against our operating income for the devaluation of core inventory. This devaluation may harm our results of operations.

Environmental and health and safety liabilities and requirements could require us to incur material costs.

We are subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing:

•	discharges of pollutants into the ground, air and water;

•	the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste materials; and

•	the investigation and cleanup of contaminated properties.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters, including on-site and off-site treatment, storage and disposal of hazardous substances and wastes. For example, there are ongoing and planned investigation and remediation activities by us or third parties in connection with several of our properties, including those that we no longer own or operate. See “Business—Legal proceedings—Grissom Air Force Base environmental matter” for information about the Grissom Air Force Base site. We have given indemnities to subsequent owners for certain of our former operational sites, and we have separately received indemnification, subject to certain limitations, with respect to one of those sites. We could incur material costs in connection with these matters, including in connection with sites where we do not have indemnifications from third parties, where the indemnitor ceases to pay under its indemnity obligations or where the indemnities otherwise become inapplicable or unavailable.

Environmental and health-related requirements are complex, subject to change and have tended to become more and more stringent. Future developments could require us to make additional expenditures to modify or curtail our operations, install pollution control equipment or investigate and clean up contaminated sites. These developments may include:

•	the discovery of new information concerning past releases of hazardous substances or wastes;

•	the discovery or occurrence of compliance problems relating to our operations;

•	changes in existing environmental laws or regulations or their interpretation, or the enactment of new laws or regulations; and

•	more rigorous enforcement by regulatory authorities.

These events could cause us to incur various expenditures and could also subject us to fines or sanctions, obligations to investigate or remediate contamination or restore natural resources, liability for third party property damage or personal injury claims and the imposition of new permitting requirements and/or the modification or revocation of our existing operating permits, among other effects. These and other developments could materially harm our business, financial condition and results of operation. See “Business—Environmental regulation.”

The catastrophic loss of one of our manufacturing facilities could harm our business, financial condition and results of operations.

While we manufacture our products in several facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our manufacturing facilities due to accident, labor issues, weather conditions, natural disaster, civil unrest or otherwise, whether short or long-term, could materially harm our business, financial condition and results of operations.

Changes in tax legislation in local jurisdictions may have an impact on our overall effective tax rate, which, in turn, may harm our profitability.

Our overall effective tax rate is equal to our total tax expense as a percentage of our pre-tax income or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in these jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate. Further, changes in tax legislation, such as changes in tax rates, transfer pricing regimes, the applicability of value added taxes and the imposition of new taxes, could have an adverse effect on profitability.

Risks relating to our indebtedness

We have significant amounts of debt and require significant cash flow to service our debt.

We have a significant amount of indebtedness, will continue to have a significant amount of indebtedness after the completion of this offering and may issue additional debt in the future. As of March 31, 2011, we had $317.2 million of outstanding debt including original issue discount, or OID, and capital leases. Our high levels of indebtedness could have important consequences, including:

•	adversely affecting our stock price;
•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse general economic or industry conditions;
•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
•	making it more difficult for us to satisfy our obligations under our financing documents;
•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general corporate purposes or other purposes;
•	placing us at a competitive disadvantage to our competitors who are not as highly leveraged; and

•	triggering an event of default under our credit facilities if we fail to comply with the related financial and other restrictive covenants.

In order to adequately service our indebtedness, we require a significant amount of cash. Our future cash flow is subject to some factors that are beyond our control, and our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as delaying capital expenditures, refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be implemented on a timely basis or on satisfactory terms, or at all, and may not enable us to continue to satisfy our capital requirements. Restrictive covenants in our indebtedness may prohibit us from adopting any of these alternatives (with the failure to comply with these covenants resulting in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness). Our assets and cash flow may be insufficient to fully repay borrowings under our outstanding debt instruments, if accelerated upon an event of default. We may be unable to repay, refinance or restructure the payments of those debt instruments.

Despite our current indebtedness levels, we may still be able to incur substantial additional debt. This could exacerbate the risks associated with our substantial leverage.

We may incur additional indebtedness in the future or refinance existing debt before it matures. As of March 31, 2011, we had $317.2 million of outstanding debt including OID and capital leases. We could also incur indebtedness under other existing as well as additional financing arrangements. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

Our debt instruments restrict our current and future operations.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt, incur liens or issue certain equity;
•	declare or make distributions to our stockholders, repurchase equity or prepay certain debt;
•	make loans and certain investments;
•	make certain acquisitions of equity or assets;
•	enter into certain transactions with affiliates;
•	enter into mergers, acquisitions and other business combinations;
•	consolidate, transfer, sell or otherwise dispose of certain assets;
•	enter into sale and leaseback transactions;
•	enter into restrictive agreements;
•	make capital expenditures;
•	amend or modify organizational documents; and
•	engage in businesses other than the businesses we currently conduct.

In addition to the restrictions and covenants listed above, our debt instruments require us to comply with specified financial maintenance covenants. These restrictions or covenants could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict our corporate activities.

Any one or more of the risks discussed in this section, as well as events not yet contemplated, could result in our failing to meet the covenants and restrictions described above. Events beyond our control may affect our ability to comply with these covenants and restrictions, and an adverse development affecting our business could require us to seek waivers or amendments of these covenants or restrictions or alternative or additional sources of financing. We may be unable to obtain these waivers, amendments or alternatives on favorable terms, if at all.

A breach of any of the covenants or restrictions contained in any of our existing or future debt instruments, including our inability to comply with the financial maintenance covenants in these debt instruments, could result in an event of default under these debt instruments. An event of default could permit the agent or lenders under the debt instruments to discontinue lending, to accelerate the related debt, as well as any other debt to which a cross acceleration or cross default provision applies, and to institute enforcement proceedings against our assets that secure the extensions of credit under our outstanding indebtedness. The agent or lenders could terminate any commitments they had made to supply us with further funds. If the agent or lenders require immediate repayments, we may not be able to repay them in full. This could harm our financial results, liquidity, cash flow and our ability to service our indebtedness and could lead to our bankruptcy.

Substantially all of our domestic subsidiaries’ assets are pledged as collateral under our credit facilities.

Substantially all of our domestic subsidiaries’ assets are pledged as collateral for these borrowings. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the assets pledged to secure the indebtedness and may sell these assets in order to repay those borrowings, which could materially harm our business, financial condition and results of operations.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

Remy International, Inc. is a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flow of our subsidiaries. The payment of funds in the form of dividends, inter-company payments, tax sharing payments and other payments may in some instances be subject to restrictions under the terms of our subsidiaries’ financing arrangements.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A significant portion of our borrowings accrue interest at variable rates and expose us to interest rate risks. As of March 31, 2011, we had $317.3 million of outstanding debt (excluding OID and capital leases). A 1% increase in the current variable rate would have an immaterial impact on our interest expense because the rate on our Term B loan, our primary debt facility, would not rise above the LIBOR floor rate of 1.75% set under our Term B loan agreement. In addition, we have interest rate swaps in place with respect to 50% of the principal amount of our Term B loan.

Our ability to borrow under our revolving credit facility is subject to fluctuations of our borrowing base and periodic appraisals of certain of our assets. An appraisal could result in the reduction of available borrowings under this facility, which would harm our liquidity.

The borrowings available under our revolving credit facility are subject to fluctuations in the calculation of a borrowing base, which is based on the value of our domestic accounts receivable and inventory. The administrative agent for this facility causes a third party to perform an appraisal of the assets included in the calculation of the borrowing base either on an semi-annual basis or more frequently if our availability under the facility is less than $23.75 million during any 12-month period. If certain material defaults under the facility have occurred and are continuing, then the administrative agent has the right to perform this appraisal as often as it deems necessary in its sole discretion. If an appraisal results in a significant reduction of the borrowing base, then a portion of the outstanding indebtedness under the facility could become immediately due and payable.

Risks relating to this offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price, if at all.

Immediately before this offering, there was no active public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The trading price of our common stock after this offering may be higher or lower than the price you pay in this offering. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we and the selling stockholders negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	announcements concerning our competitors, the automotive industry or the economy in general;

•

announcements by us or our competitors concerning significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, performance, accounting practices or legal problems;

•	the gain or loss of customers;

•	introductions of new pricing policies by us or our competitors;

•	variations in our quarterly results;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	any increased indebtedness we may incur in the future;

•	changes or proposed changes in laws or regulations affecting the automotive industry or enforcement of these laws and regulations, or announcements relating to these matters;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock; and

•

market, political and economic conditions in our industry and the economy as a whole, including changes in the price of raw materials, energy and oil and changes in local conditions in the markets in which our customers, suppliers and facilities are located.

Accordingly, it may be difficult for you sell your shares of our common stock at a price that is attractive to you, if at all.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately [    ]% of our outstanding common stock. One significant stockholder will own approximately [    ]% of our outstanding common stock upon completion of this offering. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may delay or prevent a third party from acquiring control over us.

Additionally, Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the company or its officers, directors or stockholders. Our certificate of incorporation that will be in effect immediately after completion of this offering will renounce any interest or expectancy that we have in, or in being offered an opportunity to participate in, corporate opportunities that are from time to time presented to members of our board of directors who are not our employees, other than opportunities expressly presented to such directors solely in their capacity as our director. For purposes of these provisions, a director who is the chairman of our board of directors shall not be deemed to be an employee of the company solely by reason of holding such position. These provisions will apply even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, no such person will be liable to us for breach of any fiduciary duty, as a director or otherwise, by reason of the fact that such person personally or on behalf of any other person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the company. See “Description of capital stock.”

As a result, our non-employee directors may become aware, from time to time, of certain business opportunities such as acquisition opportunities and may direct such opportunities to other businesses in which they have invested or which they advise, in which case we may not become aware of or otherwise have the ability to pursue such opportunities. Further, such businesses may choose to compete with us for these opportunities. Our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to such persons could adversely impact our business or prospects if attractive business opportunities are procured by such persons, or are directed by such persons to other businesses, for their own benefit rather than for ours.

Future sales of our common stock by our stockholders could cause our stock price to decline.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that these sales will occur. Based on shares outstanding as of March 31, 2011, we will have             shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares will become eligible for resale into public markets as described in the section entitled “Shares eligible for future sale.” Our directors and executive officers, the selling stockholders and certain of our significant stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except with the prior written consent of the representatives for the underwriters. The 180-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the section entitled “Underwriting.” After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with Rule 144.

We have granted registration rights to some of our stockholders. If these holders exercise their registration rights, we must register, under the Securities Act, the offer and sale of shares of our common stock held by them. In the aggregate, as of March 31, 2011, these registration rights covered approximately [            ] shares of our common stock that were then outstanding. An exercise of these registration rights, or similar registration rights that may apply to securities we may issue in the future, could result in additional sales of our common stock in the market, which could cause our stock price to fall.

The exercise of registration rights, and the sale of shares into public markets by our stockholders, could also harm our ability to raise additional equity or other capital.

Purchasers in this offering will experience immediate and substantial dilution.

We expect the price of our shares in this offering to be substantially higher than the net tangible book value per share of our outstanding common stock before this offering. As a result, purchasers of our common stock in this offering will incur immediate and substantial dilution of approximately $             per share, based on an assumed public offering price of $             per share (the midpoint of the price range on the cover page of this prospectus) and our net tangible book value as of March 31, 2011. Assuming the sale by us and the selling stockholders of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range on the cover page of this prospectus), the investors in this offering will contribute approximately     % of the total gross amount invested through March 31, 2011 in our company, but will own only approximately     % of the shares of common stock outstanding immediately after this offering. The issuance of new stock could further dilute new investors. See “Dilution.”

Anti-takeover provisions contained in our certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, and Delaware law, contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. For example, these corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting stockholder action by written consent in lieu of a meeting;

•	allowing only our board of directors, the chairperson of our board of directors or our chief executive officer to call special meetings; and

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors.

See “Description of capital stock—Anti-takeover effects of provisions of our amended and restated certificate of incorporation and bylaws and Delaware law.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or our management. Delaware law imposes conditions on certain business combination transactions with “interested stockholders.”

Provisions of our certificate of incorporation or bylaws or Delaware law that have the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. These provisions could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us changes his or her recommendation regarding our stock adversely, or provides more favorable relative recommendations about our competitors, then our stock price would likely decline. If any analyst who may cover us ceases to cover us or fails to regularly publish reports on us, then we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We intend to use the net proceeds to us from this offering for general corporate purposes, which may include debt reduction, acquisition of one or more companies or businesses and product and geographic expansion. We will retain broad discretion over the use of proceeds from this offering. You may not agree with the way we decide to use these proceeds, and our use of the proceeds may not yield a significant return or any return at all for our stockholders.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this prospectus. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and executives.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission, or SEC, and the requirements of the New York Stock Exchange.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that laws and regulations affecting public companies will increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers and may divert management’s attention. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock from the New York Stock Exchange, fines, sanctions and other regulatory action and potentially civil litigation.

If we do not timely satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our common stock could be adversely affected.

After this offering, we will be subject to section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. We expect that our management and, depending on the size of our public float, independent registered public accounting firm will have to provide the first of such reports with our annual report for the fiscal year ending December 31, 2012. To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. We have identified material weaknesses and significant deficiencies in our internal controls over financial reporting in the past and are currently working on remediating a significant deficiency relating to our income tax accounting. We may identify additional deficiencies or weaknesses again in the future.

We or our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of the document in which they are contained. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale, by us, of the [            ] shares of common stock we are offering will be approximately $[            ] million, assuming an initial public offering price of $[            ] per share (the midpoint of the price range on the cover page of this prospectus) and after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters fully exercise their over-allotment option, we estimate the net proceeds to us will be approximately $[            ] million. We will not receive any proceeds from the sale of shares by the selling stockholders named in this prospectus.

Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $[            ] million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $[            ] million, assuming the initial public offering price per share remains the same.

We intend to use the net proceeds of this offering for general corporate purposes, which may include debt reduction, acquisition of one or more companies or businesses and product and geographic expansion. We do not have agreements or commitments for any specific acquisitions at this time. Pending use of the net proceeds as described above, we intend to invest the net proceeds in money market funds and investment grade debt securities. Although we have identified some types of uses above, we have and reserve broad discretion in the application of the proceeds from this offering.

We may choose to use a portion of the proceeds to us from this offering to reduce our outstanding indebtedness under any of our existing financing facilities. For a description of these facilities, including their respective maturity dates and the rates at which interest accrues under them, and the uses of proceeds of our borrowings under them, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing arrangements.” Fidelity National Financial, Inc., which owns 47.2% of our common stock, holds $29.925 million principal amount of our term loan as of March 31, 2011 and would receive pro rata repayment if we determine to repay amounts under the term loan with proceeds from this offering.

Dividend policy

We do not currently pay dividends and do not anticipate paying any cash dividends in the foreseeable future. Any future decision to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends is restricted by certain covenants contained in our credit facilities.

Capitalization

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the adoption of our amended and restated certificate of incorporation that will be in effect immediately after completion of this offering; and

•

the issuance and sale, by us, of             shares of our common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range on the cover page of this prospectus), after deducting underwriting discounts and commissions and our estimated offering expenses.

	As of March 31, 2011(2)
	Actual	As adjusted

	(in thousands, except share and per share data)
Short-term debt, including current maturities of long-term debt	$21,444		$21,444
Long-term debt, net of current maturities	$295,780		$295,780

Remy International, Inc. stockholders’ equity:
Preferred stock, $0.0001 par value per share; 87,000 shares authorized, no shares issued and outstanding, actual; 40,000,000 shares authorized, no shares issued and outstanding, as adjusted	—		—
Common stock, $0.0001 par value per share; 130,000,000 shares authorized, 31,467,367 shares issued, 31,351,310 shares outstanding and 116,057 treasury shares, actual; 240,000,000 shares authorized, shares issued, shares outstanding and 116,057 treasury shares, as adjusted	3
Additional paid-in capital(1)	311,305
Retained earnings	13,614		13,614
Accumulated other comprehensive loss	(20,583)		(20,583)

Total Remy International, Inc. stockholders’ equity(1)	304,339

Total capitalization(1)	$621,563	$

(1)	Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of as adjusted additional paid in capital, total Remy International, Inc. stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of as adjusted additional paid in capital, total Remy International, Inc. stockholders’ equity and total capitalization by approximately $ million, assuming the initial public offering price per share remains the same. This as adjusted information is illustrative only, and following the pricing of this offering, we will update this information based on the actual initial public offering price and other terms of this offering.

(2)	Does not give effect to any use of proceeds from this offering. See “Use of Proceeds.”

The table above should be read in conjunction with our consolidated financial statements and related notes included in this prospectus. The number of shares outstanding listed in the table is based on shares issued and outstanding as of March 31, 2011 and excludes:

•	69,035 shares of our common stock underlying restricted stock units outstanding as of March 31, 2011;

•	116,057 treasury shares; and

•	4,415,456 shares of our common stock available for future grant under our Omnibus Equity Incentive Plan as of March 31, 2011.

Dilution

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 2011 was $(82.5) million, or $(2.63) per share of common stock. Net tangible book value is equal to our total tangible assets minus total liabilities and noncontrolling interests, and net tangible book value per share is equal to net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2011.

After giving effect to the issuance and sale, by us, of             shares of common stock in this offering at an assumed initial public offering price of $            per share (the midpoint of the price range on the cover page of this prospectus), after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value as of March 31, 2011 would have been approximately $            million, or approximately $            per share of common stock. This represents an immediate increase from actual net tangible book value of approximately $            per share to existing stockholders and an immediate dilution of approximately $            per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2011	$(2.63)
Increase per share attributable to the issuance and sale of shares by us in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters fully exercise their over-allotment option, as adjusted net tangible book value would increase to approximately $             per share, representing an increase to existing stockholders of approximately $            per share, and there would be an immediate dilution of approximately $            per share to new investors.

A $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our as adjusted net tangible book value by approximately $            million, or $            per share, and would decrease (increase) dilution to investors in this offering by $            per share, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our as adjusted net tangible book value by approximately $            million, or $            per share, and would decrease (increase) dilution to investors in this offering by $            per share, assuming the initial public offering price per share remains the same. This as adjusted information is illustrative only, and following the pricing of this offering, we will adjust this information based on the actual initial public offering price and other terms of this offering.

The following table summarizes, on an as adjusted basis as of March 31, 2011, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors.

	Shares purchased from us		Total consideration to us			Average price per share
	Number	%	Amount		%

Existing stockholders	31,351,310	%		$365,043,000	%	$11.64
New investors

Total		100.0%	$		100.0%

This above table, and the bullet points immediately below, assume that our existing stockholders do not purchase any shares in this offering. If the underwriters fully exercise their over-allotment option, then the following will occur:

•

the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately     % of the total as adjusted number of shares of our common stock outstanding as of March 31, 2011; and

•

the as adjusted number of shares of our common stock held by new public investors will increase to             , or approximately     % of the total as adjusted number of shares of our common stock outstanding as of March 31, 2011.

The calculations above are based on 31,351,310 shares of common stock outstanding as of March 31, 2011 and excludes:

•	69,035 shares of our common stock underlying restricted stock units outstanding as of March 31, 2011;

•	116,057 treasury shares; and

•	4,415,456 shares of our common stock available for future grant under our Omnibus Equity Incentive Plan as of March 31, 2011.

Selected consolidated financial data

The following summary consolidated statement of operations data for the years ended December 31, 2010, 2009, and 2008, and the consolidated balance sheet data as of December 31, 2010 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the month ended December 31, 2007, the eleven months ended November 30, 2007 and the year ended December 31, 2006, and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006, have been derived from our audited consolidated financial statements not included in this prospectus. The following summary consolidated statement of operations data for the three months ended March 31, 2011 and 2010, and the consolidated balance sheet data as of March 31, 2011, have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, such unaudited financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. This information is only a summary and should be read together with the discussion under “Management’s discussion and analysis of financial condition and results of operations” and with the consolidated financial statements, the related notes and other financial information included in this prospectus. The historical results presented below are not necessarily indicative of financial results for future periods and the results for any interim period are not necessarily indicative of results to be expected for a full year.

On October 8, 2007, our predecessor, Remy Worldwide Holdings, Inc., and its domestic subsidiaries, filed voluntary petitions under a prepackaged arrangement for relief under Chapter 11 of the U.S. Bankruptcy Code. Upon emergence from Chapter 11 proceedings on December 6, 2007, we adopted fresh-start reporting in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 852, Reorganizations, or ASC 852. The effective date of the emergence was November 30, 2007, which resulted in a new reporting entity with no retained earnings or accumulated deficit. At that time, the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, our financial data for periods or dates after November 30, 2007 are not comparable to our pre-emergence financial data because the post-emergence financial statements are for a new entity revalued in accordance with ASC 852.

			Successor				Predecessor
	Three months ended March 31,		Year ended December 31,			One month ended December 31, 2007	Eleven months ended November 30, 2007	Year ended December 31, 2006
	2011	2010	2010	2009	2008

			(in thousands, except per share data)
Consolidated Statement of Operations Data:

Net sales	$306,402	$260,417	$1,103,799	$910,745	$1,100,805	$78,090	$1,050,941	$1,193,084
Cost of goods sold	231,042	206,649	866,761	720,723	916,375	69,088	923,733	1,080,931

Gross profit	75,360	53,768	237,038	190,022	184,430	9,002	127,208	112,153
Selling, general and administrative expenses	31,935	27,954	127,405	101,827	109,683	8,217	97,380	122,477
Pre-petition debt restructuring expenses	—	—	—	—	—	—	34,481	—
Reorganization items	—	—	—	—	2,762	1,097	(422,229)	—
Intangible asset impairment charges	—	—	—	4,000	1,500	—	—	28,606
Restructuring and other charges	263	491	3,963	7,583	15,325	404	1,815	6,266

Operating income (loss)	43,162	25,323	105,670	76,612	55,160	(716)	415,761	(45,196)
Other income (expense)	—	—	—	—	2,223	—	545	—
Interest expense	7,632	10,042	46,739	49,534	54,938	4,309	81,818	81,219
Loss on extinguishment of debt	—	—	19,403	—	—	—	—	—

Income (loss) from continuing operations before income taxes and income (loss) from unconsolidated subsidiaries	35,530	15,281	39,528	27,078	2,445	(5,025)	334,488	(126,415)
Income tax expense (benefit)	6,468	4,517	18,337	13,018	6,818	(594)	9,293	126
Impairment of investment in unconsolidated subsidiary	—	—	—	—	—	—	2,559	3,849
Loss (income) from unconsolidated subsidiaries	—	—	—	—	—	—	23	(417)

Net income (loss) from continuing operations	29,062	10,764	21,191	14,060	(4,373)	(4,431)	322,613	(129,973)
Net income from discontinued operations, net of tax	—	—	—	—	—	—	89,977	7,833

Net income (loss)	29,062	10,764	21,191	14,060	(4,373)	(4,431)	412,590	(122,140)
Less: Net income attributable to noncontrolling interest	995	1,065	4,273	3,272	1,403	106	961	377

Net income (loss) attributable to Remy International, Inc.	28,067	9,699	16,918	10,788	(5,776)	(4,537)	411,629	(122,517)
Preferred stock dividends	(2,114)	(6,948)	(30,571)	(25,581)	(23,145)	(1,519)	—	—
Loss on extinguishment of preferred stock	(7,572)	—	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	$18,381	$2,751	$(13,653)	$(14,793)	$(28,921)	$(6,056)	$411,629	$(122,517)
Basic earnings (loss) per share:
Earnings (loss) per share	$0.70	$0.27	$(1.33)	$(1.46)	$(2.89)	$(0.61)	$164.45	$(48.95)

Weighted average shares outstanding	26,114	10,241	10,278	10,130	10,004	10,000	2,503	2,503

Diluted earnings (loss) per share:
Earnings (loss) per share	$0.68	$0.27	$(1.33)	$(1.46)	$(2.89)	$(0.61)	$164.45	$(48.95)

Weighted average shares outstanding	26,882	10,241	10,278	10,130	10,004	10,000	2,503	2,503

	As of March 31, 2011	Successor				Predecessor
		As of December 31,
		2010	2009	2008	2007	2006

		(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$ 54,326	$37,514	$30,171	$18,744	$24,726	$28,378
Working capital (deficit)	132,343	81,762	72,723	69,890	73,534	(643,448)
Total assets	1,015,876	969,156	927,255	929,217	1,005,775	842,828
Long-term debt, net of current maturities	295,780	317,769	337,905	345,133	339,524	17,649
Post-retirement benefits other than pensions, net of current portion	1,297	1,371	1,552	5,261	14,508	14,312
Accrued pension benefits	20,954	21,002	17,816	20,949	5,668	11,441
Redeemable preferred stock	—	166,116	135,545	109,964	86,819	—
Retained earnings (accumulated deficit)	13,614	(14,453)	(10,535)	(10,313)	(4,537)	(750,637)
Total equity (deficit)	314,731	77,473	82,988	81,451	148,565	(410,248)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

General

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names.

Our principal products for both light and commercial vehicles include:

•	new starters and alternators;
•	remanufactured starters and alternators; and
•	hybrid electric motors.

We sell our new starters and alternators and our hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. We also sell a small volume of remanufactured locomotive power assemblies in North America and steering gear and brake calipers for light vehicles in Europe. We manage our business and operate in a single reportable business segment.

Business trends and conditions

The principal factors affecting our recent results of operations are described below.

General factors affecting customer demand

Original equipment market

The demand for components in the OE market is cyclical and depends on levels of new vehicle production. Production and sale of new vehicles, in turn, depend on the economy, consumer confidence, discounts and incentives offered by automakers and the availability of funds to finance purchases. The economy and the price of gasoline also affect the types of vehicles sold. In general, larger vehicles tend to be more profitable for manufacturers and auto parts suppliers.

In 2008, the worldwide automotive industry experienced a severe decline in demand, principally due to the global economic crisis. In response to the reduction in consumer demand, manufacturers reduced production volumes throughout the automotive industry, significantly impacting their revenues and those of their suppliers. As measured by IHS Global Insight, global industry production of light vehicles peaked at 71.0 million in 2007, dropped by 4.0% to 68.2 million in 2008 and further declined by 12.0% to 60.0 million in 2009. This decline was more pronounced in the more mature markets: for example, North American production levels declined from 15.0 million light vehicles in 2007 to 12.6 million (a 16.3% decline) in 2008 and 8.6 million in 2009 (a 31.9% decline). General Motors and Chrysler filed for bankruptcy protection in mid-2009. To some extent, government programs to incentivize the sale of new cars, such as the U.S. “Cash for Clunkers” program, slowed the decline in new production. These programs generally expired by the end of 2009. As the economy slowly began to recover, and manufacturers sought to rebuild depleted inventory levels, new light vehicle production increased to 74.2 million globally (a 23.6% increase) and 11.9 million in North America in 2010 (a 39.1% increase). Our net sales to OEM customers for light vehicles grew at a 40% rate in 2010 over 2009, or somewhat faster than the industry overall, due to market share gains.

IHS Global Insight projects that new light vehicle production will grow globally in 2011. Further, recent reports suggest that credit for new car buyers in the U.S. is becoming more available in 2011. However, the price of gas has lately increased due to events in the Middle East. We expect that increased volume from light vehicle models that are gaining market share will be largely offset by the phase-out of certain other models. As a result, we believe our OEM revenues from light vehicles will be essentially flat to up slightly in 2011.

With respect to commercial vehicles, the decline in global production was even greater, from 3.0 million units in 2007 to 2.3 million units in 2009. North American production declined 48.5% from 421,379 units to 217,087 units and European production declined 62.3% from 717,879 units to 270,301 units over this period. In 2010, the recovery was also seen in commercial vehicles with North American production growing 16.8% from 217,087 units to 253,523 units while European production rose 46.3% from 270,301 units to 395,390 units over this period. Power Systems Research, or PSR, projects that this growth will continue in 2011. Our net sales to OEM customers for commercial vehicles rose at a slightly faster rate than the industry overall in 2010 due to market share gains, and we believe this trend is likely to continue in 2011.

Our OEM customers generally also conduct original equipment supply (OES) and other aftermarket operations. In the orders they place with us, these customers do not always distinguish whether the parts purchased are for new vehicle manufacture or for aftermarket operations, particularly in respect of parts for light vehicles. Therefore, although we are aware that 9% of our net sales in 2010 were for OES operations, there were likely some additional OEM sales that were for such operations. In this prospectus, our net sales figures and related revenue-based percentages that we present for OEM include OES sales to our OEM customers, unless otherwise noted.

Aftermarket

Aftermarket sales of starters and alternators for light vehicles do not follow the same cycles as OEM sales. Differing business cycles in the aftermarket and original equipment channels help us to mitigate the variability in our revenues. Aftermarket sales are principally affected by the strength of the economy and gas prices. In a weaker economy, drivers tend to keep their vehicles and repair them rather than buying new vehicles. Lower gas prices have historically tended to result in more miles driven, which increases the frequency with which auto repairs are needed. However, a weak economy may reduce miles driven. Miles driven in the U.S. dropped sharply in 2008 but have risen slowly since then. Further, government programs designed to encourage owners of older cars to trade them in for new cars can reduce the number of cars on the road that require repairs. Finally, improved durability of OE and aftermarket parts reduces the number of units sold in the aftermarket. According to Frost & Sullivan, the North American aftermarket for starters and alternators for light vehicles declined from 25.4 million units in 2007 to an estimated 23.4 million units in 2010, and is projected to decline further to 22.9 million units in 2011 and eventually to 22.3 million units in 2015.

Weather can also affect aftermarket sales of starters and alternators. Extreme cold can damage starters and extreme heat can increase alternator failures. In both cases, this extreme weather can stimulate sales of aftermarket starters and alternators. The relatively harsh winter experienced in the Midwest and Northeast United States in late 2010 and early 2011 had an unusually positive effect on our aftermarket sales in the first quarter of 2011.

The aftermarket for light vehicle components is extremely competitive. Many retailers and warehouse distributors purchase starters and alternators from only one or two suppliers, under contracts that run for five years or less. When contracts are up for renewal, competitors tend to bid very aggressively to replace the incumbent supplier, although the cost of switching from the incumbent tends to mitigate this competition.

Our global units sold to aftermarket customers for light vehicles were flat despite the industry trend in 2008 through 2010 due to market share gains, but our net sales declined due to pricing pressures. We expect our net sales to such customers to grow moderately in 2011, despite competitive pressures and other external factors, such as the improving economy and higher gas prices.

Aftermarket demand for commercial vehicles is driven more by general economic activity as compared to light vehicles. Consumption demand and imports account for nearly 57% of commercial trucking activity. The key parameters driving on-highway demand are freight miles driven and fleet capacity utilization, which generally indicate truck usage and wear. Many fleets idled excess capacity during the economic downturn, which depressed aftermarket demand. Many parked trucks were put back in service by the end of 2010. This led to an increase in the truck population by 4.1% in North America over 2009. Vehicle utilization rates are forecast to return to historical rates, or about 87%, by 2013, compared to 81% in 2009 and 83% in 2010. While this activity may improve new truck sales, we believe it will also drive demand for replacement parts. We believe vehicle population will increase little through 2015 but average vehicle age will be at a 20-year high. We believe the older vehicle population, compounded by higher mileages and utilization, will result in higher replacement parts demand for alternators and starters.

Prices of materials

Overall commodity price inflation is an ongoing concern for our business and has been an operational and financial focus for us. During 2010 and the first quarter of 2011, our operating results were negatively impacted by the increasing cost of certain commodities (principally copper, steel and aluminum) essential to our manufacture of new products. Further, as global industrial production levels rise, commodity inflationary pressures may increase, both in the automotive industry and in the broader economy. We continue to monitor commodity costs and work with our suppliers and customers to manage changes in such costs. We generally follow the North American industry practice of passing on to our original equipment customers a portion of the costs or benefits of fluctuation in copper, steel and aluminum prices (approximately 69% of copper, 28% of aluminum and 8% of steel pounds purchased in 2010 were for customers with metals pass-through or sharing arrangements). Of the remaining portion of our copper exposure, we generally purchase hedges for a significant portion and also have a natural hedge in copper, aluminum and steel scrap recovered in our remanufacturing operations. In general, we do not hedge our aluminum and steel exposures. The net adverse pre-tax impact of commodity inflation offset by price adjustments and hedges was $12.6 million in 2010 and $2.0 million for the first quarter of 2011.

In our remanufacturing operations, our principal inputs are cores, although we generally purchase only approximately 10% of the cores we use. When we have to purchase cores rather than receiving them in exchange for remanufactured units, we are affected by the cost of cores. The cost of cores fluctuates based on a number of factors, including supply and demand and the underlying value of the commodities they contain.

Foreign currencies

During 2010 and the first quarter of 2011, approximately 40% and 38%, respectively, of our net sales were transacted outside the United States. The functional currency of our foreign operations is generally the local currency, while our financial statements are presented in U.S. dollars. As a result, our operating results may be impacted by our buying, selling and financing in currencies other than the functional currency of our relevant operations, such as when we make goods in one country for sale in another. Further, the translation of foreign currencies back to the U.S. dollar may have a significant impact on our net sales and financial results. Foreign exchange has an unfavorable impact on net sales when the U.S. dollar is relatively strong as compared with foreign currencies and a favorable impact on net sales when the U.S. dollar is relatively weak as compared with foreign currencies. While we employ financial instruments to hedge certain exposures related to transactions from fluctuations in foreign currency exchange rates, these hedging actions do not entirely insulate us from currency effects and such programs may not always be available to us at economically reasonable costs. In general, a weakening of the U.S. dollar relative to other currencies will positively impact our profitability.

Cost reduction efforts

We constantly seek to reduce our operations costs. Since the appointment of our current CEO, John H. Weber, in 2006, we have reduced employee headcount by over 48% and closed a total of 14 facilities worldwide as we consolidated and streamlined operations. These reductions have occurred across all of our operations. We anticipated the global downturn in demand and accomplished a substantial part of the headcount reductions and streamlining of operations activities prior to the start of the global economic crisis. In 2008, we reduced headcount by 20%. In 2009, we reduced headcount by an additional 6%. As global new vehicle production picked up in 2010, we were able to increase our production without a proportionate increase in overhead, benefiting our earnings. Our ongoing initiatives are focused on increasing productivity, managing costs during periods of increasing production levels and maintaining discipline on capital expenditures and other discretionary spending.

Remy has established a firm foundation for profitability. We ensure our operations are properly configured and sized based on changing market conditions. The bulk of the necessary restructuring efforts have been completed.

Hybrid electric motors

We continue to invest for future growth as evidenced by our increasing capital and engineering investment in hybrid electric motors. During 2010, we spent a total of $25.9 million (including amounts expensed and capitalized) in our hybrid efforts, a substantial increase from the $8.2 million we invested in 2009. During the first quarter of 2011, we spent a total of $6.5 million (including amounts expensed and capitalized) in our hybrid efforts. We expect to increase our investment in developing hybrid technology in 2011.

The United States Department of Energy awarded us a grant in 2009 pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2012 for the commercialization of hybrid electric motor technology. The grant will reimburse certain capital expenditures, labor, subcontract, and other allowable costs at a rate of 50% of the eligible amount expended during the three-year period from date of award. As of March 31, 2011, we had $45.3 million of the grant award remaining. When grant funds reimburse the cost of acquiring an asset, we record the proceeds as deferred revenue and recognize them in income on a straight-line basis over the useful life of the asset. When grant funds reimburse other eligible expenses, we recognize them in our income statement as an offset to the related expense.

Our hybrid electric motors net sales were $38.2 million in 2010, compared to $42.7 million in 2009 and were $7.2 million in the first quarter of 2011. Sales of products for our hybrid light-duty application in 2010 were double the sales in 2009. This partially offset a decrease in hybrid heavy-duty bus sales and the wind-down of the Daimler/BMW European hybrid electric motor program. We were successful in increasing our potential new business pipeline, signing agreements with Allison Transmission for the development and production of a hybrid electric motor for use in medium-duty commercial vehicles by the end of 2012 and with a number of other customers for development and testing of possible deployment of our motors in their vehicles. Our goal for 2011 is to continue to develop new opportunities and to move to the production phase with additional customers.

Adjusted EBITDA

We use the term adjusted EBITDA in this prospectus. We define adjusted EBITDA as net income (loss) attributable to Remy International, Inc. before interest, taxes, depreciation and amortization, non-cash compensation expense, noncontrolling interest, restructuring charges, loss on extinguishment of debt, intangible asset impairment charges, reorganization items and other adjustments as set forth in the reconciliations provided below. Adjusted EBITDA is not a measure of performance defined in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We use adjusted EBITDA as a supplement to our U.S. GAAP results in evaluating our business.

Adjusted EBITDA is included in this prospectus because it is one of the key factors upon which we assess performance. As an analytical tool, adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our ongoing operating performance.

We believe that adjusted EBITDA is useful to investors in evaluating our performance because EBITDA is a commonly used financial metric for measuring and comparing the operating performance of companies in our industry. We believe that the disclosure of adjusted EBITDA offers an additional financial metric that, when coupled with the U.S. GAAP results and the reconciliation to U.S. GAAP results, provides a more complete understanding of our results of operations and the factors and trends affecting our business.

In future periods, we will evaluate our performance based on adjusted EBITDA without adjustment for restructuring charges. We have completed the bulk of the work necessary to streamline our operations and rationalize our cost base, and, as a result, in future periods any restructuring charges are expected to be nominal. However, management has evaluated our performance to date using adjusted EBITDA defined to include an adjustment for restructuring charges, and continues to believe that such measure is a better way to evaluate our performance over the historical periods presented in this prospectus than a measure which does not adjust for such charges.

Adjusted EBITDA should not be considered as an alternative to net income (loss) as an indicator of our performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by U.S. GAAP. There are limitations to using non-U.S. GAAP measures such as adjusted EBITDA. Although we believe that adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our ongoing operations, adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance. Other companies in our industry define adjusted EBITDA differently from us and, as a result, our measure is not comparable to similarly titled measures used by other companies in our industry. We compensate for these limitations by providing disclosure of the differences between adjusted EBITDA and U.S. GAAP results, including providing a reconciliation of adjusted EBITDA to U.S. GAAP results, to enable investors to perform their own analysis of our operating results.

The following table sets forth a reconciliation of adjusted EBITDA to its most directly comparable U.S. GAAP measure, net income (loss) attributable to Remy International, Inc.

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

			(in thousands)
Net income (loss) attributable to Remy International, Inc.	$28,067	$9,699	$16,918	$10,788	$(5,776)

Adjustments:
Depreciation and amortization	9,069	7,206	29,269	30,798	24,758
Reorganization items	—	—	—	—	2,762
Intangible asset impairment charges	—	—	—	4,000	1,500
Restructuring and other charges	263	491	3,963	7,583	15,325
Other	—	—	—	356	—
Interest expense	7,632	10,042	46,739	49,534	54,938
Income tax expense	6,468	4,517	18,337	13,018	6,818
Net income attributable to noncontrolling interest	995	1,065	4,273	3,272	1,403
Non-cash compensation expense	1,349	346	1,196	1,825	1,800
Loss on extinguishment of debt	—	—	19,403	—	—

Total adjustments	25,776	23,667	123,180	110,386	109,304

Adjusted EBITDA	$53,843	$33,366	$140,098	$121,174	$103,528

Income taxes

We currently pay taxes in certain jurisdictions outside the United States. We do not currently pay taxes in certain jurisdictions, including the United States, either due to current operating losses or the use of tax loss carryforwards that are recorded in our consolidated financial statements as deferred income tax assets. As of March 31, 2011, we had U.S. tax loss carryforwards in the amount of $204.4 million, and foreign tax loss carryforwards in the amount of $63.5 million. Certain tax loss carryforwards are required to be utilized within a certain time period or the loss is forfeited. The tax loss carryforwards for the United States expire between 2023 and 2030, while the tax loss carryforwards for the foreign jurisdictions expire between 2011 and 2024. We have recorded a valuation allowance against the deferred tax assets related to these loss carryforwards. The use of tax loss carryforwards reduces future taxable income and cash taxes.

In addition to the time limitation on the use of the tax loss carryforwards, the U.S. carryforwards are subject to a limitation due to a change in control of the ownership of Remy upon our emergence from bankruptcy. Of the $204.4 million in carryforwards, $164.2 million is limited to use of $10.6 million in any one year. If the tax loss cannot be fully utilized in any one year, it may be utilized in subsequent years. The remainder of the U.S. tax loss carryforwards does not have this limitation and is fully usable against the United States taxable income.

Our effective tax rate for the three months ended March 31, 2011 and the year ended December 31, 2010 was 18.2% and 46.4%, respectively. This differs from the U.S. statutory rate mainly due to non-deductible expenses incurred in 2010, changes in valuation allowances, and accounting for uncertain tax positions. We anticipate our effective tax rate for 2011 will be below the U.S. statutory rate. Our effective rate may vary due to income earned in various jurisdictions and changes in valuation allowances.

Arrangements with aftermarket customers

Consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer’s investment in inventory held for sale. These measures principally include extended payment terms for purchased inventory and our supply of inventory without our receipt from the customer of a cash deposit in respect of the cores included in the finished goods. We also sometimes enter into arrangements with new customers in which we purchase the customer’s core inventory from the customer. (For a further discussion of cores and related cash flows and accounting, see “—Critical accounting policies and estimates—Accounting for remanufacturing operations” below.) These arrangements increase our financing costs. We incur these costs under the factoring agreements discussed below and, to a lesser extent, under our revolving credit facility. In general, the factoring agreements in which we participate are part of arrangements that have been put in place by our aftermarket customers for their vendors. Our agreements with these customers grant them extended payment terms if they make factoring arrangements available to us. Under the factoring agreements, we sell our accounts receivable at a discount, which represents the cost of the arrangements, and the purchasers look only to the credit of our customers for collection. The cost to us of our factoring agreements in the three months ended March 31, 2011 and 2010 and in the years ended December 31, 2010, 2009 and 2008 was $1.9 million, $1.5 million, $6.8 million, $7.7 million and $7.2 million, respectively. We include factoring cost in interest expense in our statements of operations.

Results of operations

Three months ended March 31, 2011 compared to three months ended March 31, 2010

The following table presents our consolidated results of operations for the three months ended March 31, 2011 and 2010.

	Three Months ended March 31,		% Increase/
	2011	2010	(decrease)

	(in thousands)
Net sales	$306,402	$260,417	17.7%
Cost of goods sold	231,042	206,649	11.8%

Gross profit	75,360	53,768	40.2%
Selling, general, and administrative expenses	31,935	27,954	14.2%
Restructuring and other charges	263	491	(46.4)%

Operating income	43,162	25,323	70.4%
Interest expense	7,632	10,042	(24.0)%

Income before income taxes	35,530	15,281	132.5%
Income tax expense	6,468	4,517	43.2%

Net income	29,062	10,764	170.0%
Less net income attributable to noncontrolling interest	995	1,065	(6.6)%

Net income attributable to Remy International, Inc.	28,067	9,699	189.4%
Preferred stock dividends	(2,114)	(6,948)	(69.6)%
Loss on extinguishment of preferred stock	(7,572)	—	*

Net income attributable to common stockholders	$18,381	$2,751	568.2%

*	Not meaningful

Net sales

Net sales increased by $46.0 million, or 17.7%, to $306.4 million for the three months ended March 31, 2011, from $260.4 million for the three months ended March 31, 2010. A majority of the increase was due to volume in sales with existing and some new customers.

Net sales of new starters and alternators to OEMs in the three months ended March 31, 2011 increased in both light vehicle and commercial vehicle products. Net sales of light vehicle starters and alternators to OEMs were $108.1 million in the three months ended March 31, 2011, a $14.4 million, or 15.4%, increase over $93.7 million in the same period in 2010. Net sales of commercial vehicle starters and alternators to OEMs were $69.3 million in the three months ended March 31, 2011, a $18.3 million, or 35.9%, increase over $51.0 million in the same period in 2010. Our sales in these categories continues to outpace the growth in new vehicle production due to market share gains by us with OEMs and by the vehicles for which we supply products. Our sales of commercial vehicle products to OEMs were also higher due to an unusual volume of replacement parts sold to their OES operations as a result of the unusually harsh winter weather in late 2010 and early 2011 and due to an increase in freight miles driven, both of which increased the replacement rate. We also sold $7.2 million of hybrid electric motors to OEMs in the three months ended March 31, 2011, as compared to $12.6 million in the same period in 2010. The decrease of $5.4 million was due mainly to the termination of production of the Daimler/BMW hybrid program in Europe during 2010.

Net sales of light vehicle products to aftermarket customers were $91.2 million in the three months ended March 31, 2011, a $16.6 million, or 22.3% increase from $74.6 million in the same period in 2010. Our retailer sales included an unusually high level of inventory replenishment in the first quarter of 2011. Sales to our retailer customers also benefitted from their continued market share gains. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $20.4 million in the first quarter of 2011, a $0.7 million, or 3.6%, increase from $19.7 million in the first quarter of 2010, and also benefitted from the harsh winter weather in the northeastern and midwestern United States.

Net sales of remanufactured locomotive power trains and multiline products, which consist of a small volume of remanufactured steering gear and brake calipers we sell in Europe, to aftermarket customers were $10.1 million in the three months ended March 31, 2011, a $1.3 million, or 14.6% increase from the same period in 2010.

Foreign currency translation had a net favorable impact on net sales of $2.4 million in the three months ended March 31, 2011 compared to the same period in 2010. This favorable impact was due mainly to the weakening of the U.S. dollar in relation to the South Korean Won, the Brazilian Real and the Chinese Renminbi.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold increased $24.4 million, or 11.8%, to $231.0 million in the three months ended March 31, 2011 from $206.6 million in the 2010 period. Cost of goods sold as a percentage of net sales decreased during the three months ended March 31, 2011 to 75.4% from 79.4% for the three months ended March 31, 2010. The decrease is due to continued cost controls in 2011, and a commodity hedge gain of $3.5 million recorded in the three months ended March 31, 2011 as compared to a minimal amount in the same period in 2010. In addition, we recorded an additional warranty expense of $3.5 million related to a specific quality issue during the three months ended March 31, 2010. Partially offsetting these improvements were higher commodity prices, which increased $8.1 million in the three months ended March 31, 2011 compared to the same period in 2010.

Gross profit

As a result of the above, gross profit as a percentage of sales improved to 24.6% for the three months ended March 31, 2011 from 20.6% for the three months ended March 31, 2010.

Selling, general and administrative expenses

For the three months ended March 31, 2011, selling, general and administrative expenses, or SG&A, were $31.9 million, which represents an increase of $4.0 million, or 14.2%, from SG&A of $27.9 million for the three months ended March 31, 2010. The increase is primarily related to increases in salaries and benefits, including an additional $1.0 million in stock-based compensation expense related to restricted stock grants in January 2011.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, decreased by $0.2 million, or 40.0%, to $0.3 million for the three months ended March 31, 2011 compared to $0.5 million for the three months ended March 31, 2010. We have essentially completed the work necessary to streamline our operations and rationalize our cost base, and, as a result, in future periods, restructuring charges are expected to be nominal.

Interest expense, net

Interest expense decreased by $2.4 million to $7.6 million for the three months ended March 31, 2011, as compared to $10.0 million for the three months ended March 31, 2010. Interest expense on long-term borrowings was $2.7 million lower than the corresponding period in the prior year due to lower amounts borrowed, and a lower interest rate, on our new term loan and revolving credit facility in the 2011 period than the outstanding amounts on and rates under our prior debt facilities.

Income taxes

Tax expense increased by $2.0 million from $4.5 million for the three months ended March 31, 2010 to $6.5 million for the three months ended March 31, 2011. This increase was due to a combination of higher pre-tax income, taxes in Mexico, and reserves for uncertain tax positions.

Preferred stock dividends

Preferred stock dividends for the three months ended March 31, 2011 were $2.1 million compared to $6.9 million for the three months ended March 31, 2010 due to an exchange of 48,004 shares on January 18, 2011 and the redemption of the remaining shares and the payment of accumulated dividends on January 31, 2011. As a result, we did not have preferred stock dividends for two months of the first quarter of 2011, while monthly dividends averaged just over $2.3 million for the three months ended March 31, 2010.

Net income attributable to common stockholders

Our net income attributable to common stockholders in 2011 was $18.4 million as compared to $2.8 million for the three months ended March 31, 2010, for the reasons described above.

Year ended December 31, 2010 compared to year ended December 31, 2009

The following table presents our consolidated results of operations for the years ended December 31, 2010 and 2009.

	Year ended December 31,		% Increase/
	2010	2009	(decrease)

	(in thousands)
Net sales	$1,103,799	$910,745	21.2%
Cost of goods sold	866,761	720,723	20.3%

Gross profit	237,038	190,022	24.7%
Selling, general, and administrative expenses	127,405	101,827	25.1%
Intangible asset impairment charges	—	4,000	(100.0)%
Restructuring and other charges	3,963	7,583	(47.7)%

Operating income	105,670	76,612	37.9%
Interest expense	46,739	49,534	(5.6)%
Loss on extinguishment of debt	19,403	—	*

Income before income taxes	39,528	27,078	46.0%
Income tax expense	18,337	13,018	40.9%

Net income	21,191	14,060	50.7%
Less net income attributable to noncontrolling interest	4,273	3,272	30.6%

Net income attributable to Remy International, Inc.	16,918	10,788	56.8%
Preferred stock dividends	(30,571)	(25,581)	19.5%

Net loss attributable to common stockholders	$(13,653)	$(14,793)	(7.7)%

*	Not meaningful

Net sales

Net sales increased by $193.1 million, or 21.2%, to $1.1 billion for the year ended December 31, 2010, from $910.7 million for the year ended December 31, 2009. During the second quarter of 2009, we recognized a one-time sale of inventory in the amount of $35.5 million due to the restructuring of an agreement with a customer. Excluding this one-time sale in 2009, our 2010 net sales increased over 2009 by $228.5 million, or 26.1%. Increased unit volume accounted for $224.6 million of the increase over 2009, while product mix and pricing contributed an additional $4.0 million to the increase.

Our 2010 net sales increase was mainly due to increased sales of new starters and alternators to OEMs as vehicle production continued to increase due to inventory replenishment, vehicle incentive programs, and the improving economy. Net sales of light vehicle starters and alternators to OEMs were $395.9 million in 2010, a $137.9 million, or 53.5%, increase over $257.9 million in 2009. Net sales of commercial vehicle starters and alternators to OEMs increased $92.0 million, or 61.1%, to $242.6 million in 2010 from $150.6 million in 2009. Our sales in these categories increased faster than the growth in new vehicle production due to market share gains by us with OEMs and by the vehicles for which we supply products. We also sold $38.2 million of hybrid electric motors to OEMs in 2010, as compared to $42.7 million in 2009, due to a decrease in hybrid heavy-duty bus sales and the wind-down of a European hybrid electric motor customer program, which was partially offset by doubled sales of our products for hybrid light-duty application.

Net sales of light vehicle starters and alternators to aftermarket customers were $307.0 million in 2010, a $32.1 million, or 9.5% decrease from $339.0 million in 2009. Although we gained market share, our net sales did not increase due to pricing pressures and a one-time event in 2009. Net sales of commercial vehicle products to such customers decreased $4.4 million, or 5.2%, to $80.5 million in 2010 from $85.0 million in 2009 due to weaker sales in Europe.

Net sales of locomotive and multiline products to aftermarket customers were $39.6 million in 2010, a $4.0 million, or 11.3% increase from $35.6 million in 2009.

Foreign currency translation had a net favorable impact on net sales of $11.8 million due mainly to the weakening of the U.S. dollar in relation to the Euro, the South Korean Won and the Brazilian Real.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold for the fiscal year ended December 31, 2010 was $866.8 million compared to $720.7 million in the prior year. In 2009, we recognized cost of goods sold related to the one-time sale of inventory described above, partially offset by a non-cash gain arising out of the GM bankruptcy. Excluding these one-time items, cost of goods sold increased $159.1 million, representing an increase of 22.5%. The increase is primarily related to the increase in net sales and increased commodity prices for metals, partially offset by increased productivity due to restructuring efforts implemented in previous years.

Material costs represent the majority of our cost of goods sold and include raw materials, composed primarily of copper, steel, aluminum and purchased components. Material costs increased $85.2 million in 2010 over 2009, primarily due to the increased sales volume and higher commodity prices, which contributed $29.5 million of the increase. This increase in commodity prices was partially offset by increased scrap metal sales of $3.8 million in 2010 over 2009, and a commodity hedge gain of $2.0 million in 2010 as compared to zero in 2009.

Labor and overhead costs increased by $54.7 million compared to the prior year. The increase was primarily due to the higher sales volumes. Other factors favorably impacting labor and overhead costs were savings associated with our restructuring activities and continuous improvement initiatives.

Cost of goods sold in 2010 also included additional warranty expense in 2010 of $11.6 million. This increased warranty expense was related to quality issues with supplier products and a change in estimate.

Foreign currency translation had a net unfavorable impact on cost of goods sold of $8.6 million due mainly to the weakening of the U.S. dollar in relation to the Euro, the South Korean Won and the Brazilian Real.

Gross Profit

As a result of the above, gross profit in 2010 increased by $47.0 million, or 24.7%, to $237.0 million for the year ended December 31, 2010 from $190.0 million for the year ended December 31, 2009. Gross profit as a percent of net sales, or gross margin, was 21.5% for the year ended December 31, 2010 compared to 20.9% for the year ended December 31, 2009. Our gross profit in 2009 benefitted from the one-time events described above. Excluding these one-time items, our gross profit increased $69.4 million, or 41.4%, in 2010.

Selling, general and administrative expenses

In 2010, selling, general and administrative expenses, or SG&A, increased $25.6 million, or 25.1%, from $101.8 million in 2009 to $127.4 million in 2010. SG&A as a percent of net sales increased from 11.2% in 2009 to 11.5% in 2010. The increase was primarily related to investment in growth opportunities, including hybrid development and commercialization, new starter and alternator product introductions and China and North America market strategy analysis. It also included the final accrual of our performance based deferred cash incentive plan established in connection with our 2007 emergence from bankruptcy.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, decreased by $3.6 million, or 47.7%, to $4.0 million for the year ended December 31, 2010 compared to $7.6 million in 2009. Our restructuring efforts in 2010 were less extensive than in 2009 due to an improvement in general economic and industry conditions and the substantial realignments already completed in prior years. During 2010, our restructuring costs principally consisted of severance costs and a write-off of $2.3 million upon dissolving our former subsidiary in Poland. We have essentially completed the work necessary to streamline our operations and rationalize our cost base, and, as a result, in future periods any restructuring charges are expected to be nominal.

Interest expense, net

Interest expense decreased by $2.8 million, or 5.6%, to $46.7 million in 2010 from $49.5 million in 2009. The primary reasons for the decrease include our election of the cash interest option on our former third lien PIK term loan in 2010 and lower LIBOR and bank interest rates. These decreases were partially offset by expense related to our former interest rate swaps. Because the loans to which the interest rate swaps related were extinguished on December 17, 2010 in connection with the refinancing described below, we wrote off previously deferred losses on the swaps by recognizing $5.0 million as interest expense in the fourth quarter of 2010.

Loss on extinguishment of debt

We recognized a loss of $19.4 million in 2010 consisting of a call premium, bank fees and the write-off of capitalized debt issuance costs in connection with the refinancing of our former term loans and revolver. There was no such charge in 2009.

Income taxes

Tax expense increased by $5.3 million from $13.0 million in 2009 to $18.3 million in 2010. This increase was due to a combination of higher pre-tax income and reserves for uncertain tax positions.

Noncontrolling interests

Net income attributable to noncontrolling interests in 2010 was $4.3 million, an increase of $1.0 million, or 30.6%, over $3.3 million in 2009. This increase was due to the improved profitability of our Chinese joint venture.

Preferred stock dividends

Preferred stock dividends in 2010 were $30.6 million compared to $25.6 million in 2009, with the increase due to the continued accrual of unpaid dividends in 2010. All of our preferred stock was retired in January 2011.

Net loss attributable to common stockholders

Our net loss attributable to common stockholders in 2010 was $13.7 million as compared to $14.8 million in 2009, for the reasons described above.

Year ended December 31, 2009 compared to year ended December 31, 2008

The following table presents our consolidated results of operations for the years ended December 31, 2009 and 2008.

	Year ended December 31,		% Increase/
	2009	2008	(decrease)

	(in thousands)
Net sales	$910,745	$1,100,805	(17.3)%
Cost of goods sold	720,723	916,375	(21.4)%

Gross profit	190,022	184,430	3.0%
Selling, general, and administrative expenses	101,827	109,683	(7.2)%
Reorganization items	—	2,762	(100.0)%
Intangible asset impairment charges	4,000	1,500	166.7%
Restructuring and other charges	7,583	15,325	(50.5)%

Operating income	76,612	55,160	38.9%
Other income	—	2,223	(100.0)%
Interest expense	49,534	54,938	(9.8)%

Income before income taxes	27,078	2,445	1007.5%
Income tax expense	13,018	6,818	90.9%

Net income (loss)	14,060	(4,373)	*
Less net income attributable to noncontrolling interest	3,272	1,403	133.2%

Net income (loss) attributable to Remy International, Inc.	10,788	(5,776)	*
Preferred stock dividends	(25,581)	(23,145)	10.5%

Net loss attributable to common stockholders	$(14,793)	$(28,921)	(48.9)%

*	Not meaningful

Net sales

Net sales for the year ended December 31, 2009 decreased by $190.1 million, or 17.3%, to $910.7 million in 2009 as compared to $1.1 billion in 2008. The decrease in net sales was driven primarily by lower sales to OEM customers as new vehicle production declined sharply due to the economic slowdown that began in the fourth quarter of 2008 in all of our major geographic regions. Excluding the one-time sale of inventory described above, our net sales declined $225.5 million, or 20.5%, to $875.3 million in 2009. Decreased unit volume accounted for $174.2 million of the decrease, while product mix and pricing contributed $51.5 million to the decrease.

Net sales of light vehicle starters and alternators to OEMs were $257.9 million in 2009, representing a $113.9 million, or 30.6%, decrease from $371.9 million in 2008. Net sales of commercial vehicle starters and alternators to OEMs decreased $87.5 million, or 36.8%, to $150.6 million in 2009 from $238.1 million in 2008. In addition, we sold $42.7 million of hybrid electric motors to OEMs in 2009 as compared to $43.4 million in 2008.

Net sales of light vehicle starters and alternators to aftermarket customers were $339.0 million in 2009, compared to $299.9 million in 2008. Net sales of commercial vehicle products to these customers decreased $22.2 million, or 20.7%, to $85.0 million in 2009, from $107.2 million in 2008. Our sales in this category decreased due in part to a reduction in freight miles driven because of the weak economy.

Net sales of other products to aftermarket customers were $35.6 million in 2009, representing a $4.8 million, or 11.9%, increase from $40.4 million in 2008.

Foreign currency translation also had a net unfavorable impact on sales of $25.2 million due to the relative strength of the U.S. dollar against other currencies (most notably the Euro).

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold for the fiscal year ended December 31, 2009 was $720.7 million, compared to $916.4 million in the prior year. The decrease is related to the decrease in net sales, reduced production costs resulting from restructuring initiatives and overhead cost reduction, as well as improved material pricing.

Material costs represent the majority of our cost of goods sold and include raw materials, composed primarily of copper, steel, aluminum and purchased components. Material costs decreased $109.8 million in 2009 over 2008 due to the decreased sales volume and improved material pricing. Decreases in material pricing contributed $19.5 million of the overall decrease, partially offset by decreased scrap metal sales of $4.4 million.

Labor and overhead costs decreased by $90.0 million compared to the prior year. The decrease was primarily due to the lower sales volumes. Other factors favorably impacting labor and overhead costs were savings associated with our restructuring activities and continuous improvement initiatives.

Foreign currency translation had a net favorable impact on cost of goods sold of $27.0 million due mainly to the strength of the U.S. dollar against other currencies (most notably the Euro).

Gross profit

As a result of the above, our gross margin was 20.9% in 2009, as compared to 16.8% in 2008. Excluding the one-time items described above, our gross margin was 19.1% in 2009.

Selling, general and administrative expenses

SG&A expenses decreased $7.9 million, or 7.2%, to $101.8 million in 2009 compared to $109.7 million in 2008. The decrease resulted mainly from continued cost reductions.

Restructuring and other charges

Restructuring charges in 2009 and 2008 were $7.6 million and $15.3 million respectively, a decrease of $7.7 million. This decrease was due to lower termination benefits, exit costs and impairment charges with respect to fixed assets. Our most significant restructuring actions occurred in 2008, including consolidations of facilities in Belgium, North America, Mexico and China. These consolidations continued on a smaller scale in 2009 principally in North America, the United Kingdom and Poland.

Intangible asset impairment charges

Intangible asset impairment charges of $4.0 million in 2009 and $1.5 million in 2008 both reflect the write-down of the value of a trade name due to reductions in the revenue anticipated to be earned from products sold under that name.

Other income

Other income decreased by $2.2 million. Other income of $2.2 million was recognized in 2008 due to a gain on the sale of business assets and the non-cash extinguishment of a liability.

Interest expense

Interest expense decreased $5.4 million, or 9.8%, to $49.5 million in 2009 from $54.9 million in 2008. Lower interest rates in 2009 on our revolver, former term loans and foreign short-term debt led to the decrease.

Income taxes

Tax expense increased $6.2 million from $6.8 million in 2008 to $13.0 million in 2009 primarily due to an increase in pre-tax income, partially offset by a decrease in valuation allowances.

Noncontrolling interests

Net income attributable to noncontrolling interests in 2009 was $3.3 million, an increase of $1.9 million, or 133.2%, over $1.4 million in 2008. This increase was due to the improved profitability of our Chinese joint venture.

Preferred stock dividends

Preferred stock dividends in 2009 were $25.6 million compared to $23.1 million in 2008, with the increase due to the accrual of unpaid dividends.

Net loss attributable to common stockholders

For the reasons described above, net loss attributable to common stockholders decreased to $14.8 million in 2009 from a loss of $28.9 million in 2008.

Liquidity and capital resources

Our cash requirements generally consist of working capital, capital expenditures, research and development programs, and debt service. We intend to use the net proceeds of this offering for general corporate purposes, which may include debt reduction, acquisition of one or more companies or businesses and product and geographic expansion.

Our primary sources of liquidity are cash flows generated from operations and the various borrowing and factoring arrangements described below, including our revolving credit facility and government grants. We actively manage our working capital and associated cash requirements and continually seek more effective use of cash.

We believe that cash generated from operations, together with the amounts available under financing arrangements discussed below, as well as cash on hand, will be adequate to meet our liquidity requirements for at least the next twelve months. If we make a large acquisition or engage in certain other strategic transactions, we would need to enter into additional borrowing arrangements or obtain additional equity capital. No assurance can be given that such funds would be available to us at such time.

As of March 31, 2011, we had cash and cash equivalents on hand of $54.3 million, representing a $16.8 million increase compared to the $37.5 million cash and cash equivalents on hand as of December 31, 2010. Cash and cash equivalents as of December 31, 2010 represented an increase of $7.3 million over $30.2 million on hand at December 31, 2009. Our cash and cash equivalents on hand as of December 31, 2009 represented an $11.4 million increase over the balance of $18.7 million at December 31, 2008.

Cash flows

The following table shows the components of our cash flows for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010	2009	2008

			(in thousands)
Net cash provided by (used in):
Operating activities before changes in operating assets and liabilities	$39,427	$16,952	$66,596	$60,153	$48,490
Changes in operating assets and liabilities	(37,117)	(3,419)	7,302	12,516	(36,480)

Operating activities	2,310	13,533	73,898	72,669	12,010
Investing activities	(3,160)	(3,151)	(15,013)	(5,826)	(13,861)
Financing activities	16,836	(6,076)	(51,669)	(54,584)	13,470

Cash flows—Operating activities

Cash provided by operating activities was $2.3 million and $13.5 million for the three months ended March 31, 2011 and 2010, respectively. The most significant changes in operating activities for the three months ended March 31, 2011 compared to the three months ended March 31, 2010 were related to the annual and long-term incentive compensation payments made in March 2011. Incentive payments for the prior year were made in April 2010.

Cash provided by operating activities for the year ended December 31, 2010, was $73.9 million, as compared to $72.7 million for the year ended December 31, 2009. Cash provided by operating activities before changes in operating assets and liabilities increased by $6.4 million primarily due to increases in operating income and a reduction in cash payments for restructuring charges. The increases were significantly offset by cash interest paid on the third lien payment-in-kind notes during 2010. One-time items in 2009 increased cash provided by operating activities.

We manage our working capital by monitoring key metrics principally associated with inventory, accounts receivable and accounts payable. During 2010 and 2009, we generated positive cash flow from changes in operating assets and liabilities of $7.3 million and $12.5 million, respectively. The primary reason for the lower amount in 2010 was an increase in inventory levels at the end of 2010 in response to higher demand, resulting in higher accounts receivable and inventory balances at December 31, 2010 as compared to 2009.

Cash provided by operating activities for the year ended December 31, 2009 was $60.7 million higher than 2008. The primary driver for this increase was an increase in cash flow from changes in operating assets and liabilities of $49.0 million in 2009 as compared to 2008. During the fourth quarter of 2008, we were affected by the significant global economic downturn, resulting in a higher level of inventories on hand and a decrease in accounts receivable at the end of 2008. Our focus on working capital improvement and continued restructuring efforts during 2009 improved our operating results significantly. The increase in net income in 2009 over 2008 also contributed to the $11.7 million increase in cash flow from operating activities before changes in operating assets and liabilities.

Cash flows—Investing activities

Cash used in investing activities for the three months ended March 31, 2011 was consistent with the three months ended March 31, 2010, consisting primarily of purchases of property, plant and equipment.

Cash used by investing activities for the year ended December 31, 2010, was $15.0 million as compared to $5.8 million for the year ended December 31, 2009 and $13.9 million for the year ended December 31, 2008. During the year ended December 31, 2009, our capital expenditures were lower than our usual investing levels in response to the decrease in sales experienced at the end of 2008. As our sales and operating results rebounded in late 2009 and 2010, we were able to resume our usual investing activities during 2010.

The increase in cash used in 2010 was primarily a result of purchases of equipment and related engineering costs due to new product introductions, and investments in new technology. The increased use of cash in 2010 was partially offset by $4.1 million in funds provided under the DOE grant for investments in hybrid technology described earlier. We also received a $0.7 million grant from the Mexican government. The 2009 amount was net of $6.0 million in proceeds from the sale of assets in 2009 and the 2008 amount was net of $5.1 million in proceeds from the sale of assets in 2008.

Cash flows—Financing activities

Cash provided by financing activities for the three months ended March 31, 2011 was $16.8 million, representing a $22.9 million increase over the $6.1 million cash used in financing activities for the three months ended March 31, 2010. The most significant change in financing activities consisted of the net proceeds of $39.9 million generated from the common stock rights offering, less preferred stock redemption and dividends, that occurred in January 2011.

Cash used by financing activities for the year ended December 31, 2010, was $51.7 million, as compared to $54.6 million for the year ended December 31, 2009. The principal activities in 2010 were the refinancing of our debt during the fourth quarter, including payment of associated fees and expenses, causing an increase in our revolver balance as of December 31, 2010.

During 2008, financing activities provided cash of $13.5 million as compared to a use of cash of $54.6 million during 2009. This difference was primarily due to changes in short-term debt and revolver balances during those years.

Financing arrangements

By the end of January 2011, we had completed a series of transactions focused on improving the strength and flexibility of our capital structure. As a result of these transactions, we significantly extended and consolidated our debt maturities, reduced our future interest payments and eliminated substantial preferred stock obligations.

New revolving credit facility

On December 17, 2010, we entered into a new asset-based revolving credit facility, replacing our previous senior secured revolving credit facility. The new revolving credit facility bears interest, varying with the level of available borrowing, at our election at either (i) a base rate plus 1.00%—1.50% per annum or (ii) at an applicable LIBOR rate plus 2.00%—2.50% per annum. The base rate is defined as the greatest of (x) the weighted average of the overnight federal funds rate over the relevant period plus 0.50%; (y) the three-month LIBOR plus 1.00%; and (z) the “prime rate” announced by Wells Fargo from time to time. All amounts outstanding under the revolving credit facility must be repaid by December 17, 2015. The facility is secured by a first priority lien on our domestic accounts receivable and inventory and a second priority lien on the stock of our subsidiaries and substantially all our domestic assets other than accounts receivable and inventory. The new facility permits us to borrow an amount based on the amount of pledged collateral, subject to an overall limit of $95 million of borrowings. As of March 31, 2011, we had no outstanding borrowings, outstanding letters of credit of $4.8 million and $59.3 million of remaining availability under our revolving credit facility.

New term loan

In December 2010, we also entered into a new $300 million term B loan, which we refer to as our new term loan, with a syndicate of lenders. Our new term loan is secured by a first priority lien on the stock of our subsidiaries and substantially all our domestic assets other than accounts receivable and inventory pledged under our new revolving credit facility and a second priority lien on our domestic accounts receivable and inventory. The new term loan bears interest at a rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum, and matures on December 17, 2016. Principal payments in the amount of $0.8 million are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. At March 31, 2011, the interest rate on the new term loan, prior to the effect of the interest rate swaps described below, was 6.25%.

The new term loan contains various restrictive covenants, which include, among other things: (i) a maximum leverage ratio, decreasing over the term of the facility; (ii) a minimum interest coverage ratio, increasing over the term of the facility; (iii) limitations on capital expenditures; (iv) mandatory prepayments upon certain asset sales and debt issuances; (v) requirements for minimum liquidity; and (vi) limitations on the payment of dividends in excess of a specified amount. The new term loan also includes events of default customary for a facility of this type, including a cross-default provision under which the lenders may declare the loan in default if we (i) fail to make a payment when due under any debt having a principal amount greater than

$5.0 million or (ii) breach any other covenant in any such debt as a result of which the holders of such debt are permitted to accelerate its maturity.

We used the proceeds from our new term loan, together with borrowings under our new revolving credit facility and cash on hand, to repay all outstanding amounts under our former term loans. Our former term loans are described in Note 11 to our 2010 consolidated financial statements included elsewhere herein.

In connection with our new term loan, we entered into interest rate swaps under which we pay interest at 3.345% on a notional amount of $150.0 million and receive interest on such amount at LIBOR. Such swaps mature on December 31, 2013. After giving effect to these swaps, the average borrowing rate on our new term loan as of March 31, 2011 was 7.05%.

Assuming the refinancing of our prior term loans had been completed as of December 31, 2009 and our new term loan and the related interest rate swaps had been in effect since that date, our interest expense in 2010 would have been $14.7 million lower than reflected in our results of operations for 2010.

Non-U.S. borrowing arrangements

In addition to the foregoing facilities, we also maintain local borrowing arrangements to fund the working capital requirements of our non-U.S. businesses. For our South Korean operations, we have revolving credit facilities with six South Korean banks with a total facility amount of $20.3 million, of which $13.5 million was borrowed at average interest rates of 5.36% at March 31, 2011. In Hungary, we have a revolving credit facility and a note payable with three separate banks for total credit facilities of $5.3 million, of which $3.1 million was borrowed at average interest rates of 6.03% at March 31, 2011. In Belgium we have revolving loans with two banks for a credit facility of $5.1 million, of which $1.4 million was borrowed at March 31, 2011 at average interest rates of 2.52%.

Factoring agreements

We have also entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These transactions are accounted for as a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any factored accounts after the factoring has occurred. We utilize factoring arrangements as an integral part of our financing. The aggregate gross amount factored under these facilities was $198.6 million as of March 31, 2011 and $178.4 million as of December 31, 2010. The cost of factoring such accounts receivable for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008 was $1.9 million, $1.5 million, $6.8 million, $7.7 million and $7.2 million, respectively.

Capital stock transactions

In January 2011, we completed a common stock rights offering in which eligible stockholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11 per share. The total proceeds to us were $217.0 million, consisting of $123.4 million in cash proceeds and the delivery to us of 48,004 shares of our Series A and Series B preferred stock, having a total liquidation preference and accrued dividends of $93.5 million, which shares were exchanged for common stock in lieu of cash payment. The cash proceeds from the rights offering were used to pay the accrued dividends on the preferred stock that remained outstanding after the offering and to redeem the remaining preferred shares, with the remainder used to repay borrowings under our new revolving credit agreement and for general corporate purposes.

Contractual obligations

Our long-term contractual obligations as of December 31, 2010 are shown in the following table:

	Payments due by period
Contractual obligations(1)	Total		Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years

	(in thousands)
Long-term debt(2)	$321,273		$3,000	$6,000	$27,273	$285,000
Capital lease obligations	2,843		347	600	587	1,309
Customer obligations(3)	15,967		9,506	6,460	—	—
Operating leases	18,417		4,328	6,856	4,316	2,917
Pension and other post retirement Benefits funding	14,909	(4)	3,536	7,060	4,313		(4)
Other	3,869		970	1,940	959	—

Total contractual cash obligations	$377,277		$21,687	$28,916	$37,448	$289,226

(1)	Possible payments of $2.8 million related to unrecognized tax benefits are not included in the table because management cannot make reasonable reliable estimates of when cash settlement will occur, if ever. These unrecognized tax benefits are discussed in Note 17 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Excludes OID.

(3)	Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years for store support. We have also entered into arrangements with certain customers under which we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as customer obligations.

(4)	We sponsor defined benefit pension plans that cover a significant portion of our U.S. employees and certain U.K. employees. These plans for U.S. employees were frozen in 2006. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. In 2011, we expect to contribute approximately $2.3 million to our U.S. pension plans and nothing to the U.K. pension plan. Estimated pension and other benefit payments are based on the current composition of pension plans and current actuarial assumptions. Pension funding will continue beyond year five. However, estimated pension funding is excluded from the table after year five. See Note 18 to our consolidated financial statements included elsewhere in this prospectus for the funding status of our pension plans and other postretirement benefit plans at December 31, 2010.

Contingencies

For information concerning various claims, lawsuits and administrative proceedings to which we are subject, see “Business—Legal proceedings.”

We also have liabilities recorded for various environmental matters. As of December 31, 2010, we had reserves for environmental matters of $1.4 million. We expect to pay approximately $0.7 million in 2011 in relation to these matters. See “Business—Environmental regulation.”

Off-Balance sheet arrangements

We do not have any material off-balance sheet arrangements.

Accounting pronouncements

For a discussion of certain pending accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Critical accounting policies and estimates

Our accounting policies, including those described below, require management to make significant estimates and assumptions using information available at the time the estimates are made. Actual amounts could differ significantly from these estimates. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. We believe the following are the critical accounting policies that currently affect our consolidated financial position and results of operations.

Accounting for remanufacturing operations

Core Assets

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, combined with new subcomponents and reassembled into saleable, finished products which are tested to meet OEM requirements. We receive cores from our customers under two principal types of arrangements. First, with some of our aftermarket customers, when we sell a finished product to the customer, we receive a “core deposit” from the customer in cash in respect of the core contained in the finished product. The customer may then receive a refund of this core deposit if it returns a core to us, although it is not obligated to do so. Our customers receive cores from their own customers (for example, a consumer in a retail store, who can receive cash back if he returns the failed starter or alternator to the store). Most of the time in these arrangements, our customers return a core to us to receive a refund. In the second type of arrangement, we do not charge a core deposit. Instead, our agreement with the customer requires the customer to deliver us a used core for every finished product we sell them. If they do not return a core to us within a specified period, they must pay us in cash for the unreturned core.

When we receive a core from a customer in either type of arrangement, or when we purchase cores from third party core vendors (as we sometimes do when, for example, we have a shortage of certain types of cores), we record the value of the core as an asset in our core inventory at the lower of cost or fair market value. The value of a core declines over its estimated useful life and is devalued accordingly.

We also recognize assets which we call “core rights of return” prior to the actual return of cores under the second type of arrangement described above, as well as under arrangements we have sometimes made with customers to purchase certain cores held in their inventory, (again, prior to any delivery of the cores to us). We sometimes enter into these purchase arrangements when we acquire a new customer or expand our product offerings with a customer, to enable the customer to buy its way out of its existing core return obligations to the former vendor. The core return right assets are recorded based on known units that are the subject of the arrangements and are valued based on the underlying core inventory values.

Carrying values for core inventory and core rights of return are evaluated by comparing current core prices obtained from core brokers to the recorded values of our core assets. The devaluation of core carrying value is reflected as a charge to cost of goods sold. In determining the estimate of core devaluation, we make assumptions regarding future demand for remanufactured product in the aftermarket. If the core held in inventory or subject to the right of return is deemed to be obsolete or in excess of current and future projected demand, it is written down and charged to cost of goods sold. If actual market conditions are less favorable than those projected, reductions in the value of inventory and core return rights may be required. Core inventory and core return right assets were $26.7 million and $29.4 million, respectively, at March 31, 2011.

Core Liabilities

When we collect a deposit on the sale of a core as described above, our customers have the right to return a core to us for the return of their deposit. As a result, we also record a liability upon such sale based on core units expected to be returned to us. This liability is an amount equal to the deposit less the estimated value in our inventory of the core to be returned. We adjust this “core liability” based on customer return trends and consideration of current inventory values. Actual customer returns that exceed our estimates and reductions in core inventory values could each result in changes to our estimate of core liabilities. Core liabilities were $8.5 million at March 31, 2011. We generally limit the number of cores returned by customers to the number of similar remanufactured cores previously shipped to each customer.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset’s carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value.

Goodwill and intangible assets

Goodwill represents the excess of the reorganization value assigned by the Bankruptcy Court upon our emergence from bankruptcy on December 6, 2007, over the net assets’ fair value as determined in accordance with FASB Accounting Standards Codification, or ASC, ASC Topic 852, Reorganizations. The balance at March 31, 2011 was $270.3 million, or 26.6% of total consolidated assets. Indefinite-lived intangible assets, consisting of trade names, were stated at estimated fair value as a result of fresh-start reporting, and have a carrying value of $48.2 million as of March 31, 2011.

In accordance with ASC 350, Intangibles—Goodwill and Other, we perform impairment testing of goodwill and indefinite-lived intangible assets on at least an annual basis. To test goodwill for impairment, we estimate the fair value of each reporting unit and compare the fair value to the carrying value. If the carrying value exceeds the fair value, then a possible impairment of goodwill exists and requires further evaluation. Fair values are based on guideline company multiples and the cash flows projected in the reporting units’ strategic plans and long-range planning forecasts, discounted at a risk-adjusted rate of return. The projected profit margin assumptions included in the plans are based on the current cost structure, anticipated price givebacks provided to our customers and cost reductions/increases. If different assumptions were used in these plans, the related cash flows used in measuring fair value could be different and impairment of goodwill might be required to be recorded.

Based on the results of the annual impairment review in the fourth quarter of 2010, we determined that the fair value of each of our reporting units with goodwill significantly exceeded the carrying value of the assets. A hypothetical 10% decrease to the fair value of each our reporting units with goodwill would not have triggered an impairment of goodwill. Impairment of goodwill may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. There have been no such indications of impairment since we performed our annual impairment review in the fourth quarter of 2010.

For our indefinite-lived intangible assets, our fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm’s length licensing transactions for the related margins. In each of 2009 and 2008, we wrote down the value of a tradename by $4.0 million and $1.5 million, respectively, because of declines in expected future revenues to be generated under the name. As a result of a change in economic conditions, in 2010 we reassessed the useful life of this trade name which previously had an indefinite life. On December 31, 2010, we assigned a 10-year useful life to this trade name, which had a value at that date of $6.0 million.

Definite-lived intangible assets have been stated at estimated fair value as a result of fresh-start reporting. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Certain amortization of intangibles associated with specific aftermarket customers is recorded as a reduction of sales.

See Note 7 to our consolidated financial statements included elsewhere in this prospectus for further information on goodwill and other intangible assets.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimates of product failure rates, customer eligibility and the costs of repair or exchange. The specific terms and conditions of the warranties vary depending upon the customer and the product sold. The allowance is recorded when revenues are recognized upon sale of the product. If product failure rates, our customers’ return policies regarding their customers’ returns or the cost of repair or exchange of returned items differ adversely from those assumed in management’s estimates, revisions to the estimated warranty liability may be required, which could have an adverse effect on our financial results and condition. We recorded a warranty provision of $58.2 million and $12.3 million in our results of operations for 2010 and the three months ended March 31, 2011, respectively, and our balance in accrued warranty was $32.4 million and $32.5 million as of March 31, 2011 and December 31, 2010, respectively.

Valuation allowances on deferred income tax assets

We review the likelihood that we will realize the benefit of our deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered in our determination of the probability of the realization of the deferred tax assets include historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded. We believe it is more likely than not that the net deferred tax asset in the United States and certain foreign jurisdictions will not be realized in the future. Accordingly, we continue to maintain a valuation allowance related to the net deferred tax assets in the United States and certain foreign jurisdictions.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowance until it is more likely than not that the net deferred tax asset will be realized. If operating results improve or deteriorate on a sustained basis, our conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

Failure to achieve forecasted taxable income may affect the ultimate realization of certain deferred tax assets arising from post emergence operations and pre-emergence net operating losses. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, general economic conditions, increased competition or other market conditions, costs incurred or delays in product availability.

As part of the review in determining the need for a valuation allowance, we assess the potential release of existing valuation allowances. Based upon this assessment, we have concluded that there is more than a remote possibility that the existing valuation allowance on our net deferred tax assets could be released. As of March 31, 2011, we have recorded a valuation allowance of $124.6 million on deferred tax assets of $165.5 million. If such a release of the valuation allowance occurs, it will have a significant impact on net income in the quarter in which it is deemed appropriate to release the reserve.

Stock-based compensation

We recognize compensation expense for restricted stock awards over the requisite service period based on the grant date fair value. In the past, there has not been an active, viable market for our common stock. Accordingly, except as described below with respect to restricted stock grants in January 2011, we have used a calculated per share value to determine the value of our restricted stock awards. Where we have calculated a per share value, the calculation makes certain assumptions related to risk-free interest rates and volatility, which are significant factors used to determine each award’s fair value and the amount of compensation expense recognized. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the awards, we may have to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to directors or employees or we assume unvested equity awards in connection with acquisitions.

We granted restricted stock awards in 2007, 2008 and 2011 with grant prices between $3.00 and $11.55 per share. No single event caused the valuation of our common stock to increase or decrease from December 6, 2007 to January 4, 2011. Rather it has been a combination of various factors that led to the changes in the fair value of the underlying common stock.

We granted 1,054,544 shares of restricted stock and 30,000 restricted stock units on January 4, 2011. Our board of directors determined the fair value of our common stock to be $11 per share as of January 4, 2011. In January 2011, we completed a common stock rights offering in which eligible shareholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11 per share. We based this valuation primarily on the $11 per share price offered in this rights offering. Since the shares sold in this rights offering were not freely tradable at issuance, the offering price includes a discount for lack of marketability, and we determined that this price approximates fair value as of the grant date.

Quantitative and qualitative disclosures about market risks

Our primary market risk arises from fluctuations in foreign currency exchange rates, interest rates and commodity prices. We manage foreign currency exchange rate risk, interest rate risk and commodity price risk by using various derivative instruments. We do not use these instruments for speculative or trading purposes. If we did not use derivative instruments, our exposure to these risks would be higher. We are exposed to credit loss in the event of nonperformance by the counterparties to these derivative financial instruments. We attempt to manage this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that we expect will fully satisfy their obligations under the contracts. However, given recent disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of some financial institutions, the financial institutions with whom we contract may not be able to fully satisfy their contractual obligations.

Foreign currency exchange rate risk

We use derivative financial instruments to manage foreign currency exchange rate risks. We use forward contracts and, to a lesser extent, option collar transactions to protect our cash flow from adverse movements in exchange rates. We review foreign currency exposures monthly, and we consider any natural offsets before entering into a derivative financial instrument. See Note 4 to our consolidated financial statements for further information on outstanding foreign currency contracts as of December 31, 2010 and 2009.

Interest rate risk

We are subject to interest rate risk in connection with the issuance of variable-rate debt. To manage interest costs and as required by our loan covenants, we use interest rate swap agreements to exchange variable-rate interest payment obligations for fixed rates for a period of three years. Our exposure to interest rate risk arises primarily from changes in LIBOR. As of December 31, 2010, approximately 99.1% of our total debt was at variable interest rates (or 55.8%, when considering the effect of the interest rate swaps), as compared to 99.2% (or 58.0%, when considering the effect of the interest rate swaps) as of December 31, 2009.

Commodity price risk

Our production processes depend on the supply of certain components whose raw materials are exposed to price fluctuations on the open market. We enter into commodity price forward contracts primarily to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly in an effort to maximize the overall effectiveness of these forward contracts. The principal raw material whose price we hedge is copper. We use forward contracts to mitigate commodity price risk associated with raw materials, generally related to purchases we forecast for up to twelve months in the future. We also purchase certain commodities during the normal course of business.

Sensitivity analysis

We use a sensitivity analysis model to calculate the fair value, cash flows or statement of operations impact that a hypothetical 10% change in market rates would have on our debt and derivative instruments. For derivative instruments, we use applicable forward rates in effect as of December 31, 2010 to calculate the fair value or cash flow impact resulting from this hypothetical change in market rates. The analyses also do not reflect any potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed. The results of the sensitivity model calculations follow:

	Assuming a 10% increase in rates	Assuming a 10% decrease in rates	Change in

	(in thousands)

Market Risk
Foreign Currency Rate Sensitivity:
Forwards(1)
Short US$	$(3,573)	$4,367	Fair Value
Short EURO €	$1,789	$(2,187)	Fair Value

Option Collars(1)
Short US$	$—	$2	Earnings
Debt(2)
Foreign currency denominated	$(1,833)	$1,833	Fair Value

Interest Rate Sensitivity:

Debt
Variable rate	$(441)	$442	Fair Value

Swaps
Pay fixed/receive variable	*	*	Earnings

Commodity Price Sensitivity:
Forward contracts	$4,784	$(4,784)	Fair Value

(1)	Calculated using underlying positions assuming a 10% change in the value of the U.S. dollar vs. foreign currencies.

(2)	Calculated using a 10% change in the value of the foreign currency.
*	A hypothetical change in interest rates of 10% from the current spot rate would have an immaterial impact as increases or decreases in the swap liability would be offset by a corresponding increase or decrease in the asset value of our interest rate floor of 1.75%.

Business

Overview

We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,” “Remy” and “World Wide Automotive” brand names, as well as our customers’ well-recognized private label brand names. For the year ended December 31, 2010, we generated net sales of $1.1 billion, net income attributable to Remy International, Inc. of $16.9 million, net loss attributable to common stockholders of $13.7 million and adjusted EBITDA of $140.1 million, representing 12.7% of our 2010 net sales. For the three months ended March 31, 2011, we generated net sales of $306.4 million, net income attributable to Remy International, Inc. of $28.1 million, net income attributable to common stockholders of $18.4 million and adjusted EBITDA of $53.8 million, representing 17.6% of our first quarter 2011 net sales.

Our principal products include starter motors, alternators and hybrid electric motors. Our starters and alternators are used globally in light vehicle, commercial vehicle, industrial, construction and agricultural applications. We also design, develop and manufacture hybrid electric motors that are used in both light and commercial vehicles. These include both pure electric applications as well as hybrid applications, where our electric motors are combined with traditional gasoline or diesel propulsion systems. While the market for these systems is in early stages of development, our technology and capabilities are ideally suited for this growing product category.

We design and market products suited for both light and commercial vehicle applications. Our light vehicle products continue to evolve to meet the technological demands of increasing vehicle electrical loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. Commercial vehicle applications are generally more demanding and require highly engineered and durable starters and alternators.

We sell new starters, alternators and hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new starters and alternators to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe and OEMs globally for the original equipment service, or OES, market. As a leading remanufacturer, we obtain used starters and alternators, which we refer to as cores, that we disassemble, clean, combine with new subcomponents and reassemble into saleable, finished products, which are tested to meet OEM requirements.

We have captured leading positions in many key markets by leveraging our global reach and established customer relationships. Based on production volume published by IHS Global Insight and Power Systems Research, we hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators. Management believes we are the leading non-OEM producer of hybrid electric motors in North America. Based on production volume published by IHS Global Insight, we maintain the number 3 position in the European aftermarket for remanufactured starters and alternators. Based on production volume published by IHS Global Insight and Power Systems Research, we hold the number 1 position in South Korea for light vehicle starters, we hold the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators, all of which are key growth markets.

We believe there are benefits to serving both original equipment, or OE, and aftermarket customers. Our OE business is driven primarily by new vehicle production. Aftermarket demand is more stable given that our aftermarket products are used for non-discretionary repairs . We believe aftermarket demand increases in periods of decreasing OEM sales volumes as customers look to extend the service lives of their existing vehicles by purchasing aftermarket replacement parts rather than new vehicles. This increased aftermarket demand partially mitigates the variability of our net sales. Our aftermarket and remanufacturing knowledge regarding product reliability allows us to regularly update and enhance new product specifications in our OE and new-build aftermarket businesses. Our expertise in OE product design allows us to bring components to the aftermarket quickly and efficiently, which enhances our brands, giving us a competitive advantage.

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 13 primary manufacturing and remanufacturing facilities are located in seven countries, including Mexico, Brazil, Hungary, Tunisia, South Korea and China. We have only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize costs to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment .

We sell our products globally through an extensive distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships directly with global OEMs, global OE dealer networks, commercial vehicle fleets, North American retailers and warehouse distributors around the world. We have a broad customer base, as illustrated below.

We enhance our technology and expand our product lines by investing in new product development and ongoing research. Our OE customers continue to increase their requirements for power, durability and reliability, as well as for increased fuel-efficiency and mechanical and electrical noise reduction. We have over 325 engineers focused on application, design and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the three years ending December 31, 2010, we have invested $52.1 million to support both product and manufacturing process improvements. Our 110 years of expertise in rotating electrical components has led to the development of our hybrid electric motor capabilities, as a natural extension of our products. We have invested approximately $55.8 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. The U.S. Department of Energy, or the DOE, awarded us a grant in 2009 pursuant to which it agreed to match up to $60.2 million of eligible expenditures we make through 2012 for the commercialization of hybrid electric motor technology. Our prior experience in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We are well-positioned for strong and stable growth, both organically and through opportunistic acquisitions, due to our balanced portfolio of products, strong brand name, focus on new technologies, strategic global footprint and market expertise. These strengths have contributed to our solid operating margins and cash flow profile. Since 2007, our margins have improved significantly as a result of our ongoing productivity initiatives, which included capacity and workforce realignments, the implementation of lean manufacturing principles and the expansion of global purchasing initiatives. Recently, we completed a series of financial transactions focused on improving the strength and flexibility of our capital structure, including a debt refinancing and stockholder rights offering. As a result of these transactions, we extended our debt maturities, reduced our future interest payments and accessed substantial liquidity to execute our strategic plans. Our strengthened balance sheet now provides us with greater ability to reinvest in our business and pursue growth opportunities.

Our industry

Original equipment market

Light and commercial vehicle production trends.    Our OE business is influenced by trends in the light vehicle, commercial vehicle, construction and industrial markets. Common applications include passenger cars and light trucks, delivery vans, transit busses, over-the-road trucks, military vehicles, bulldozers and track-type vehicles, mining equipment, tractors and recreational vehicles. Due to the global economic crisis that began in late 2007, vehicle production declined in 2008 and 2009 and has only recently begun to recover in 2010. Construction activity and demand for discretionary purchases, such as recreational and sport vehicles, declined with the broader economy and have only recently shown some improvement. Global demand and price increases for commodity metals have improved sales of our heavy-duty products for mining equipment.

According to IHS Global Insight, global light vehicle production declined 15.5%, from 71.0 million units in 2007 to 60.0 million units in 2009. Over the same period, North American production declined 43.0% from 15.0 million units to 8.6 million units, and European production declined 24.4% from 22.3 million units to 16.8 million units. The decline in global commercial vehicle production was at 25.6%, from 3.0 million units in 2007 to 2.3 million units in 2009. North American production declined 48.5%, from 421,000 units to 217,000 units, and European production declined 62.3% from 718,000 units to 270,000 units, during this period.

During 2010, light and commercial vehicle OEMs and their suppliers benefitted from a general improvement in economic conditions and consumer demand, despite the continuing high level of unemployment. OEMs raised global light vehicle production levels by 24.3%, from 60.0 million units in 2009 to 74.2 million units in 2010, in response to both increased sales volumes as well as the production requirements associated with replenishing low vehicle inventory levels. From 2009 to 2010, North American light vehicle production grew 39.1%, from 8.6 million units to 11.9 million units, while European production recovered 15.5%, from 16.8 million units to 19.5 million units. The recovery was also seen in commercial vehicles, with North American production growing 16.8% from 217,000 units to 254,000 units, while European production rose 46.3% from 270,000 units to 395,000 units.

According to IHS Global Insight, light vehicle production in North America is forecast to grow from 2010 to 2015 at a compound annual growth rate, or CAGR, of 7.0%, reaching 16.7 million units in 2015. European light vehicle production is forecast to grow more modestly from 2010 to 2015 at a CAGR of 3.5%, reaching 23.2 million units by 2015. Commercial vehicle growth is expected to significantly outpace the recovery in the light vehicle market, with North American production forecast to grow from 2010 to 2015 at a CAGR of 15.8%, reaching 527,000 units by 2015. In Europe, commercial vehicle production is forecast to grow from 2010 to 2015 at a CAGR of 14.9%, reaching 791,000 units by 2015.

Data source: IHS Global Insight

Note: Rest of world includes Africa and Middle East

Data source: IHS Global Insight

Demand for alternators.    Overall electrical power requirements have risen as OEMs introduce additional electronics in new vehicles, such as new safety, control, communication and entertainment features and emission control technology in heavy vehicles. We believe OEMs will continue to demand more efficient, more powerful yet durable alternators as electronic vehicle content continues to grow.

OE platform standardization and globalization.    Increasingly, OEMs are requiring that their suppliers establish global production capabilities to meet their needs in local markets as they expand internationally and increase platform standardization. We believe our proximity to customer production will be increasingly valuable.

Aftermarket

Aftermarket demand is based on the need for replacement vehicle parts. Vehicle parts may need to be replaced due to age or failure based on the level of usage and the overall quality and durability of the original part. However, improvements in product quality generally lower the replacement rate for aftermarket products. The aftermarket in mature markets differs from that in growing markets. In North America and Europe, there is a well-established aftermarket, with numerous distribution channels for replacement parts. In the U.S. market, there has also been a growing trend for retail distributors to work directly with installers. However, in growing markets, such as China, parts are generally repaired in individual repair shops. There is potential for significant growth as these markets mature.

Growing global vehicle population.    According to J.D. Power and Associates, the global vehicle population in 2010 was nearly 1.1 billion and is expected to grow at a CAGR of 3.3% from 2010 to 2015. In the United States, the vehicle population is expected to grow at a CAGR of 1.4% from 2010 to 2015 and reach 280.5 million by 2015, according to J.D. Power and Associates. We expect a growing vehicle population to support long-term aftermarket demand by increasing the total addressable market for aftermarket parts.

Increase in average age of light vehicles.    According to Frost & Sullivan, the average light vehicle age in the United States was 9.2 years in 2007 and is forecast to grow to 10.0 years by 2015. As vehicles age, they tend to use replacement parts more frequently than newer vehicles.

Data source: J.D. Power and Associates	Data source: Frost & Sullivan

Increasing annual miles driven in the United States. Miles driven have increased at a CAGR of 1.7% since 1990, according to the Department of Transportation, rising every year except for 2008, when the combination of rising fuel costs and the severe economic recession significantly reduced miles driven for both light and commercial vehicles. We expect miles driven will return to historic growth rates to the extent the general economic outlook continues to improve, although increases in fuel prices could have an adverse effect. See “Risk Factors—Shortages of and volatility in the price of oil may materially harm our business, financial condition and results of operations.” As maintenance requirements and demand for aftermarket products are strongly correlated with levels of vehicle usage, we believe an increase in miles driven will contribute to demand for aftermarket parts.

Data source: Department of Transportation

Growth of retail channel distributors.    Auto parts retailers sell parts primarily to the so-called “do it yourself,” or DIY, market. Consumers who purchase parts from the DIY channel generally install parts into their vehicles themselves. In most cases, this is a cheaper alternative than having the repair performed by a professional installer. The second market is the professional installer market, commonly known as the “do it for me” market. This market is served by traditional warehouse distributors, retail chains and the dealer networks. Generally, the consumer in this channel is a professional parts installer. However, large national retailers have increased their efforts to sell to installers and to other smaller middlemen. This change in approach has increased the retailers’ market share in the “do it for me” market and hence overall.

Increasing service standards.    We believe that retail chains generally prefer to deal with large, national suppliers capable of meeting their increasingly complex service requirements. The needs of these retail chains are becoming more complex as increased vehicle longevity and broader product catalogs have caused stock-keeping unit, or SKU, proliferation. This complexity has made inventory management, category management and merchandising increasingly important to ensure that customers have sufficient quantities of the right product available at the right time and place.

Increasing use of remanufactured parts for OE warranty and extended service programs.    The use of remanufactured components for warranty and extended service repairs has increased in recent years as OEMs have offered extended coverage and dealers have begun to provide extended service plans and warranties on used vehicles. OEMs have sought to reduce warranty and extended service costs by using remanufactured components, which generally meet OEM requirements.

Quality and durability enhancements.    The durability of new and remanufactured starters and alternators has increased over time and continues to increase. We expect increasing service lives to decrease the replacement rates for those items.

Hybrid electric motors

Hybrid electric vehicles use technologies that combine traditional gasoline or diesel propulsion systems with electric motors to reduce emissions and be more fuel efficient. The electric motors used in hybrid vehicles can also be used to provide propulsion for electric-only vehicles. Fuel prices, emission standards and government legislation influence the demand for hybrid electric motors. For instance, the U.S. Environmental Protection Agency and the Department of Transportation’s National Highway Traffic Safety Administration have issued a joint rule and announced further initiatives that require and will impose increasing standards to reduce greenhouse gas emissions and improve fuel efficiency. We believe corporations with large distribution operations will continue to add hybrid vehicles to their fleets as part of their corporate responsibility initiatives focused on reducing fuel consumption and pollution. We also believe programs like these will continue to support demand for hybrid electric motors across all vehicle classes.

As oil prices hit an all-time high in 2008, the average fuel used per light vehicle in the United States hit a ten-year low. Continued volatility of, and the potential for higher, fuel costs in the future may have a positive impact on demand for hybrid electric motors as consumers seek more energy-efficient solutions.

Our competitive strengths

We believe the following competitive strengths enable us to compete effectively in our industry:

Leading market position and strong brand recognition.    Based on production volume, we hold the number 1 position in the North American market for commercial vehicle starters and alternators and light vehicle aftermarket starters and alternators. We are the leading non-OEM producer of hybrid electric motors in North America. We maintain the number 3 position in the European aftermarket for remanufactured starters and alternators. We hold the number 1 position in South Korea for light vehicle starters, the number 2 position in South Korea for commercial vehicle starters and the number 3 position in China for light vehicle alternators, all of which are key growth markets. Our leading market position was established through 100 years of experience delivering superior service, quality and product innovation under our well-recognized brand names, “Delco Remy,” “Remy” and “World Wide Automotive.” In recent years, we have received a number of awards in recognition of our merits, including Daimler Master of Quality in 2009 and 2010, CAT SQEP Silver Status in 2010, Cummins Xian Excellent Customer Support in 2009 and 2010, MAN Commercial Excellence in 2010, MAN Latin America Supplier Award in 2009, Alliance Silver Supplier Award in 2010, Frost & Sullivan Company of the Year in 2010 and Bumper to Bumper Silver Status Award in 2009.

Well-balanced revenue base and end-market exposure.    We have a diverse portfolio of revenue sources with OE and aftermarket products that serve both light and commercial vehicle applications. Our five largest light vehicle OE platforms represented only 7% of our total net sales in 2010. This balance can help us mitigate the inherent cyclicality of demand in any one channel or end-market. We offer our products on a diverse mix of OE vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. In 2010, we supplied OE products for 17 of the 73 North American-built automotive platforms, or approximately 3 million vehicles. Our mix is also diverse in our commercial vehicle business, with vehicles for transportation, mining, construction, military and power generation applications. We believe our overall diversification provides us with an opportunity to participate in an economic recovery without being overly exposed to any single market.

Innovative, technology-driven product offerings.    We are committed to product and manufacturing innovation to improve quality, efficiency and cost for our customers. Our starters address customer requirements for high-power and reliability, while our alternators address the growing demand for high-output and high-efficiency performance. Recently, we developed several commercial vehicle starters and alternators with superior efficiency for higher fuel economy, significantly improved reliability and higher output to support exhaust gas after-treatment required to reduce engine emissions. For automotive applications, we recently launched a lower-cost, high-performance starter and a series of quiet, high-efficiency alternators with reduced electrical and mechanical noise. We also continue to lead in the production of hybrid electric motors, providing high-output, custom designs for standardized platforms. Our HVH electric motor technology, which we continue to introduce into automotive, agricultural, military and specialty markets, is among the industry leaders in power density and torque density. Our technology position is reinforced by our intellectual property portfolio with over 300 issued and pending patents.

Leading non-OEM manufacturer of hybrid electric motors.    Our expansion into hybrid electric motors was a natural evolution of our capabilities in rotating electrical components. We have produced nearly 100,000 hybrid electric motor units for vehicles that are on the road today, including GM sport utility vehicles, or SUVs, Daimler’s Mercedes ML450, BMW X6 models and transit bus applications with Allison Transmission. This gives us the largest installed capacity of any non-OEM hybrid electric motor producer. With an emphasis on medium-duty and specialty applications, we have been investing in hybrid electric motors and manufacturing capabilities since 2001 when we initiated our first hybrid electric motor program for bus applications. Since 2001, we have invested approximately $55.8 million in product and manufacturing capabilities to become a leading provider of high-quality hybrid electric motors. Since 2006, we estimate that our products have demonstrated over 1 billion miles of proven reliability as measured by a world class quality performance. Our hybrid electric motors are among the highest in the industry in power density and torque density. To support future growth, we have developed annual manufacturing capacity of over 100,000 units and are the largest non-OEM producer in North America and one of the largest in the world. This installed capacity can support increased production volumes should market demand continue to grow, and we believe the current market trends for hybrid electric motor demand will remain positive if fuel prices increase and governments continue to implement regulations that will drive demand. The DOE awarded us a matching grant for $60.2 million in April 2010, allowing us to accelerate the standardization and commercialization of our HVH electric motor technology. The grant will reimburse 50% of certain capital expenditures, labor, subcontract and other allowable costs and will be valuable in expanding our capabilities in the hybrid electric motor market.

Recently, GM and BMW announced they plan to start producing some hybrid electric motors in-house. Light-duty applications tend to require custom design for specific use applications with sufficient volume to support dedicated production lines. Depending on the extent to which these customers design and produce hybrid-electric motors in-house, our available market for passenger car applications may be limited. We provide motors for applications ranging from passenger cars to trucks, buses and off-road equipment. These larger vehicles tend to use more common design components, which allow us to serve a broader market. We believe programs like these will continue to support significant demand for our hybrid electric motors.

Global, low-cost manufacturing, distribution and supply-chain.    We have restructured our manufacturing to eliminate under-utilized capacity and shifted from high-cost to low-cost regions throughout the world including Brazil, China, Hungary, Mexico, South Korea and Tunisia. Our manufacturing capabilities lower costs and address the OEMs’ engineering requirements. We are well-positioned for continued growth and protected by significant barriers to entry from suppliers who cannot support OEMs on a global scale. We conduct no manufacturing activity in the United States, with the exception of hybrid electric motors and our locomotive power assembly remanufacturing business.

Strong operating margins and cash flow profile.    We believe our operating margins and cash flow from operations provide financial flexibility and enable us to reinvest capital in our business for growth. In 2010, net cash provided by operating activities was $73.9 million. Our base business, other than our hybrid electric motors, requires low levels of capital expenditures of approximately 1% to 2% of our net sales.

Experienced management team with track record of accomplishments.    Our management team, led by industry veteran, CEO John H. Weber, has implemented a number of strategic, operational and financial restructuring initiatives to reposition us for potential profitable growth. Key accomplishments since the start of 2007 have included:

•	realigning our manufacturing to low-cost regions;

•	reducing headcount by 27% from 7,800 to 5,700;

•	executing the turnaround of our European operations;

•	winning numerous aftermarket customers in both Europe and North America;

•	securing global platform wins, including with GM, Hyundai, Daimler, Caterpillar and Allison Transmission;

•	developing an industry-leading hybrid electric motor platform; and

•	increasing our operating margins from (4.5)% in 2006 to 9.6% in 2010 and 14.1% in the first quarter of 2011.

Our strategy

It is our goal to be the leading global manufacturer and remanufacturer of starters and alternators, yielding superior financial returns. Further, we seek to be a leading participant in the growing production and use of hybrid electric motors. We believe the competitive strengths described above provide us with significant opportunities for future growth in our industry. Our strategies for capitalizing on these opportunities include the following:

Build upon market-leading positions in commercial vehicle products.    We seek to use our strength in producing durable, high-output starters and alternators for commercial vehicles to increase our market share and capitalize on the growing OE demand for these components over the next few years. We intend to use our know-how in rotating electrical components and strong relationships to continue to build our leading market share in the growing aftermarket for commercial vehicle parts. As the largest supplier of commercial vehicle OE and aftermarket starters and alternators to the North American market, we believe we are well-positioned to supply whichever customers ultimately become the global leaders in commercial vehicle hybrid electric motor applications.

Expand manufacturing for growth markets in Asia and South America.    We have a significant presence in high-growth markets such as China, South Korea and Brazil and are committed to further investment in these regions. We have both wholly owned and joint venture operations in China. China produces more commercial diesel engines and vehicles than any other country in the world. We are further investing in commercial vehicle production capacity in this market in response to the expanding demand for components used by on-road, construction, agriculture and off-road vehicles. We continue to build a strong position in South Korea, where we have developed our production capacity and engineering capabilities near Hyundai’s technical center. We are well-positioned in Brazil, a recognized industry base for growth in South America.

Continue to invest in hybrid electric motors for commercial vehicles.    We are committed to grow in the hybrid electric motor market. We are the leading non-OEM producer of hybrid electric motors in North America. We intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary considerations. With an emphasis on medium and specialty applications, we have over 50 vehicle projects in various stages of development. We have signed a long-term agreement with Allison Transmission to develop and supply motors for their integrated hybrid transmission systems for commercial vehicles. Allison Transmission is expected to begin production of this product by the end of 2012. We have created a competitive advantage through our manufacturing capacity and intellectual property portfolio.

Leverage benefits of having both an OE and aftermarket presence.    Our aftermarket business has access to the latest technology developed by our OE business. As a result, we are able to provide our aftermarket customers with new products faster than competitors. Our aftermarket presence provides our OE business with useful knowledge regarding long-term product performance and durability. We use this aftermarket knowledge to regularly update and enhance new product offerings in our OE business.

Provide value-added services that enhance customer performance.    We provide our aftermarket customers with valuable category management services that strengthen our customer relationships and provide both of us with a competitive advantage. Our Remy Optimized Inventory and Vendor Managed Inventory programs support customer growth and product category profitability. Our Remy Optimized Inventory program analyzes a customer’s historical sales, current inventory on-hand and various demographic and other information to generate information designed to help the customer stock its inventory in a manner that has the highest potential of sales in the customer’s specific market. Our Vendor Managed Inventory program helps automate our customers’ purchase orders with us to help maintain proper inventory levels within the supply chain. These services are enhanced by our knowledge of OEM product design and durability. These services have become integral to several of our customers’ overall procurement practices. These services have enabled us to increase our customer retention and expand product sales.

Selectively pursue strategic partnerships and acquisitions.    We will selectively pursue strategic partnerships and acquisitions that leverage our core competencies. We believe there are significant opportunities in this fragmented industry. We have demonstrated our ability to rationalize and integrate operations and realize cost savings. We believe our balance sheet, combined with the proceeds from this offering, gives us the flexibility to support this strategy.

Products

We produce a broad range of new starters and alternators for both light and commercial vehicles. We also manufacture electric traction motors used for electric and hybrid vehicle applications. We produce a diverse array of remanufactured starters and alternators as well. Finally, we remanufacture power assemblies for locomotive diesel engines, and also sell a small amount of remanufactured steering gear and brake calipers for light vehicles in Europe.

New starters

We produce the most powerful and widest range of starters in the industry, with global applications ranging from small cars to industrial engines and the largest mining trucks and locomotives. We make two types of starters: traditional straight drive starters and more technologically advanced gear reduction starters. Gear reduction starters offer greater output at lower weight than comparable straight drive designs. Reduced component weight is extremely important to OEMs, as total vehicle weight is a critical factor for fuel economy. Straight drive starters are used to produce the high torque and power required to start very large displacement engines used in off-highway trucks, tanks and locomotives.

Light vehicles

Our starter products for light vehicle applications offer greater power output in lighter packages for vehicles that are designed to meet increasingly more stringent fuel economy regulations. For example, we recently launched a redesigned automotive starter that produces more power with 14% less weight than our previous design. We also sell new starters for a wide range of light vehicle models for use as replacement parts.

Commercial vehicles

We manufacture a broad range of heavy-duty starters for use primarily with large diesel engines. Our standard units cover a very wide range of torque and speed requirements. Our commercial vehicle product development for starters has focused on generating more power, torque and life, while reducing size. OEMs are designing engines for more starts per day as anti-idling legislation requires trucks to shut down while loading/unloading freight or stopped for driver downtime. We have developed a patented technology which offers the longest service life as measured by the number of starts and highest output power to drive faster starts. We have also recently launched a fully sealed starter for very harsh environments. This starter is well suited for off-highway and military applications. Our portfolio has been recently revamped to cover the market demand for a higher number of starts and larger engines in North America while also meeting the needs of smaller displacement engines typically used in Europe and Asia.

New alternators

Light vehicles

We offer an extensive range of alternator products for light vehicles designed to cover most output requirements for standard and high-efficiency, low noise units. This diverse portfolio provides proven new parts for OEMs globally, as well as for use as replacement parts.

Commercial vehicles

The increased use of electricity-powered components in commercial vehicles, including in connection with technologies designed to reduce engine emissions, is resulting in higher electrical load requirements. Our new product offerings include high-output alternators designed to meet these increasing load demands. These industry changes are also resulting in higher under-hood temperatures and increased vibration. Our products are designed to operate at higher temperature and provide increased durability. We have developed high temperature heavy-duty alternators that satisfy the standard portion of the market where price is a critical buying factor. We recently launched a new unit which is 10% smaller and operates at significantly higher temperature (125ºC) than any other unit on the market. Our experience in designing alternators for both light vehicles and commercial vehicles enables us to apply advances made in one vehicle class to others and generates a volume benefit by the ability to share internal components across vehicle classes.

Hybrid electric motors

We also make electric traction motors for electric and hybrid vehicle applications, which we refer to as our hybrid electric motors. In a hybrid vehicle application, our electric traction motor is combined with a gasoline or diesel propulsion system to assist in powering the vehicle. Our motors have been used in hybrid bus transmissions since 2002 and on automotive applications since 2007 for GM and 2008 for Daimler and BMW hybrid vehicles. Our patented winding processes in conjunction with a permanent magnet design deliver among the highest power density and torque density in the industry. This technology provides the basis of our standard platform, allowing commercial and specialty vehicle applications to utilize a common design, create competitive scale and reduce cost. Our design approach is to use a common core, packaged and adjusted to provide a tunable output range, for electric vehicles, delivery vans, on-highway trucks, off-highway equipment and transit buses. Our hybrid electric product technology has proven beneficial to our more standard products. The patented winding process is now used on several new high-output alternator designs to improve power density and thermal efficiency. In 2010 and the first quarter of 2011, our net sales of hybrid electric motors were $38.2 million and $7.2 million, respectively.

Some light vehicles use a “start/stop” technology, in which the engine automatically shuts down while the vehicle is stopped rather than idling, and then a power source assists the engine in restarting when the vehicle departs. This approach, which is sometimes referred to as “mild hybrid,” helps meet strict fuel efficiency and CO2 emission regulations. In this design, a separate hybrid electric motor does not power the vehicle. We have developed a starter-based start/stop product that we will launch with Hyundai later this year. In small displacement engines, like those in wide use in light vehicles in Asia, the alternator can be used as the “mild hybrid” power source rather than a starter. Since 2007, we have produced an alternator-based start/stop system (often referred to as a belt-driven alternator/starter or BAS) for Chery which debuted its hybrid electric vehicle at the Beijing Olympics in 2008.

Remanufactured products

We offer a diverse array of remanufactured starters and alternators for light vehicles. These products include substantially all makes and models of domestic and imported starters and alternators. For commercial vehicles, our remanufactured starters and alternators are predominantly products that we originally manufactured. We also remanufacture power assemblies for locomotive diesel engines and sell a small amount of remanufactured steering gear and brake calipers for light vehicles in Europe.

Starter and alternator technology continues to evolve. We can introduce new models of remanufactured starters and alternators faster than others because we have often made the original product that is being remanufactured. We also bring our knowledge of advances in technology to bear in remanufacturing products originally made by others.

Customers and distribution channels

OEMs

Our OEM customers include a broad range of global light vehicle producers around the world. GM is our largest OEM customer for light vehicle products, evenly split between North America and the rest of world. In 2010, GM represented 23.0% and 21.6%, respectively, of our net sales across all product lines. Hyundai is our fastest growing OEM customer. It is gaining market share globally, and we have been gaining market share within Hyundai. Other notable light vehicle customers include Daimler, DPCA (Dongfeng Peugeot Citroen Automotive), BYD and Geely. Our goal is to expand our customer base and grow with customers who are growing, including Hyundai and other Asian customers.

Principal commercial vehicle OEM customers include Navistar, Daimler, Cummins, Caterpillar, MAN, Mack and Volvo Trucks. This mix provides a balance between on-highway trucks and off-highway applications. We also have very strong brand recognition and traditional relationships with the leading operators of commercial vehicle fleets, including Penske Truck Leasing, Ryder System, J.B. Hunt, Waste Management, C.R. England, Schneider and Conway. These fleets will often specify Delco Remy parts as required equipment on their new vehicle purchases from OEMs, and will in many cases purchase upgrades that we offer for increased durability and longer service life as premium options. A key focus of our marketing efforts in commercial vehicle products for OEMs is securing orders for upgrades, which help us generate profits. Currently, our commercial vehicle OEM sales are primarily in North and South America, although we have a growing share in Asia and Europe that we are seeking to expand.

In our hybrid electric motor business, we intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary consideration. We have over 50 vehicle projects in various stages of development, with an emphasis on medium and heavy-duty applications. We have entered into an agreement with Allison Transmission under which we are their exclusive partner for their production of a hybrid transmission for medium-duty vehicles, with production planned to begin by the end of 2012. In 2011, we will supply hybrid electric motors for a taxi cab produced and sold in China. We aim for a balance between global OEMs, transmission makers, systems integrators and specialty vehicle manufacturers.

Aftermarket

We are the leading North American rotating electrical supplier to aftermarket customers. We sell both remanufactured and new light vehicle and commercial vehicle starters and alternators into the aftermarket in the United States, Canada, Mexico and Europe, and aftermarket commercial vehicle starters and alternators in Brazil. In North America, we primarily sell our aftermarket products to automotive parts retailers, including the three largest retail companies in the United States and the largest in Canada. We also supply warehouse distributors, where we are the preferred supplier of some of the largest buying groups, OES customers, and other smaller middlemen (sometimes called “jobbers”) who distribute parts to installers. We sell substantially more remanufactured units than new units. This mix is consistent with sales in the aftermarket overall.

Auto parts retailers sell parts primarily to the DIY market. Consumers who purchase parts from the DIY channel generally install parts into their vehicles themselves. In most cases, this is a cheaper alternative than having the repair performed by a professional installer. The second market is the professional installer market, commonly known as the “do it for me” market. This market is served by traditional warehouse distributors, retail chains and the dealer networks. Generally, the consumer in this channel is a professional parts installer. However, large national retailers have increased their efforts to sell to installers and to other smaller middlemen. This change in approach has increased the retailers’ market share in the “do it for me” market and hence overall. We are well-positioned to participate in the retailers’ growth given our strong relationships with large retailers.

Our primary customers in the aftermarket for commercial vehicle parts are OE dealer networks, independent warehouse distributors and leased truck service groups. Our relationships with trucking fleets also benefit our aftermarket sales, as the fleet operators will often specify that Delco Remy products be used both for initial installation and for subsequent replacements.

In Europe, we principally sell aftermarket products through the warehouse distribution channel. Retail distribution is less well-developed in Europe than in North America.

Our locomotive assemblies are sold predominantly to Caterpillar’s Electro-Motive Diesel (EMD) division. Our net sales of remanufactured power assemblies in 2010 and the first quarter of 2011 were $23.7 million and $6.0 million, respectively.

Our current level of service to our aftermarket customers for starters and alternators in North America fulfills 98% of all customer orders within the time frame requested by the customer, a high availability rate for our industry.

Sales and distribution

We have an extensive global distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships with our OEM, retail, warehouse distributor and other aftermarket customers, as well as with major North American truck fleet operators. These sales efforts are supplemented by a network of field service engineers and product service engineers. We also use representative agencies to service aftermarket customers in some cases.

Manufacturing and facilities

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 13 primary manufacturing and remanufacturing facilities are located in seven countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia. There are only two manufacturing facilities in the United States, which support a portion of our hybrid electric motor assembly and our locomotive power assembly remanufacturing operations. Neither of these two U.S. manufacturing facilities is unionized. Our low-cost strategy results in direct labor costs of less than 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize cost to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We have seven manufacturing facilities making new products for OE/OES customers, two in Mexico, and one in each of Brazil, China, Hungary and South Korea and Anderson, Indiana. These

modern facilities utilize a flexible cell-based manufacturing approach for production lines for improved flexibility and efficiency in both low- and high-volume production runs. Each operation within a cell is optimized to ensure one-piece flow and other lean operational concepts. Cell manufacturing allows us to match production output better to variable customer requirements while reducing inventory and improving quality. The effectiveness of our approach was tested and proven in the recent market downturn and subsequent recovery.

Our recently awarded $60.2 million matching grant from the U.S. Department of Energy will assist us in accelerating the commercialization of hybrid electric motors. Under the grant, we are required to build additional manufacturing capacity for hybrid electric motors in the United States. We are developing our plans for this use of the grant funds, including site selection.

We produce our remanufactured starters and alternators for sale in North America in three facilities in Mexico. For Europe, our remanufactured starters and alternators are made in factories in Tunisia and Hungary. We source our new products for aftermarket sales through third parties, primarily in Asia and from our own manufacturing operations. Our distribution, engineering and administration facilities for these products are in Edmond, Oklahoma for North America and in Brussels for Europe. We conduct no manufacturing in the United States for products sold to our aftermarket customers other than for locomotive power assemblies, which are remanufactured in Peru, Indiana and Winnipeg, Canada.

In our remanufacturing operations, we obtain used starters, alternators and locomotive power assemblies, commonly known as cores, and use them to produce remanufactured products. Most cores are obtained from our customers, who generally deliver us a core for each remanufactured product we sell them. Their end customers in turn deliver their used starter or alternator to the vendor as part of the purchase of the replacement part. We buy approximately 10% of the cores we use from secondary market vendors.

We have recently restructured our remanufacturing process, with a focus on process consolidation and improvement. For example, we have redesigned our North American core return and processing operations and moved them to a Mexico site, and we have reengineered the distribution and logistics processes. These improvements were designed to improve the cost of the overall operation and achieve a high level of service to the customer. Our current level of service to our aftermarket customers for starters and alternators in North America fulfills 98% of all customer orders within the time frame requested by the customer, a high availability rate for our industry.

When we receive cores, we sort them by make and model. During remanufacturing, we disassemble the cores into their component parts. We then thoroughly clean, test and refurbish those components that can be incorporated into remanufactured products. We then reassemble remanufactured parts into a finished product. We conduct in-process inspection and testing at various stages of the remanufacturing process. We then inspect each finished product which is tested to meet OEM requirements.

In all our operations, we use frequent communication meetings at all levels of the organization to provide training and instruction, as well as to assure a cohesive, focused effort toward common goals which has proven to be a key element of our recent success. All of our manufacturing facilities are TS certified (a quality and process certification that is a prerequisite for supplying most OEMs), operated globally without a single lost time accident in 2010 and received numerous supplier quality and performance awards, including from Daimler, Cummins, Caterpillar, MAN and DPCA.

Engineering and development

Our engineering staff works both independently and with OEM and aftermarket customers to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. We have over 325 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Over the past three years, we have invested $53.1 million to support both product and manufacturing process improvements.

Our expertise in rotating electrical components led to the development of our hybrid electric motor capabilities as a natural extension of our products. We have invested approximately $55.8 million since 2001 in these efforts, including our industry-leading High Voltage Hairpin, or HVH, electric motor technology, light vehicle hybrid electric motor and the electric motors included in the Allison Transmission Hybrid Drive System. Our HVH electric motor technology is among the industry leaders in power density and torque density. We are applying it in automotive, agricultural, military and specialty markets. The U.S. DOE awarded us a grant in 2009, pursuant to which it agreed to match up to $60.2 million eligible expenditures we make through 2012 for the commercialization of electric hybrid motor technology. Our prior investment in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We spent $17.5 million in 2010, $11.7 million in 2009 and $22.9 million in 2008 on research and development activities, including program engineering. Customer funded research and development expenses were $0.2 million, $1.7 million and $6.7 million for 2010, 2009 and 2008, respectively. We expect our research and development expenditures in 2011 to be approximately $32.0 million, excluding customer-funded research and grant reimbursement.

Competition

The automotive components market is highly competitive. Most OEMs and aftermarket customers source the parts that we sell from a limited number of suppliers. We principally compete for new OEM business both at the beginning of the development of new platforms and upon the redesign of existing platforms. New-platform development generally begins two to five years before those models are marketed to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. In the aftermarket, many retailers and warehouse distributors purchase starters and alternators from only one or two suppliers, under contracts that run for up to five years. When contracts are up for renewal, competitors tend to bid very aggressively to replace the incumbent supplier, although the cost of switching from the incumbent tends to mitigate this competition.

Our customers typically evaluate us and other suppliers based on many criteria such as quality, price/cost competitiveness, product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability. We compete with a number of companies that supply vehicle manufacturers throughout the world. In the light vehicle market, our principal competitors include BBB Industries, Bosch, Denso, Hitachi, Mitsubishi, Motorcar Parts of America and Valeo. In the commercial vehicle market, our competitors include Bosch, Denso, Mitsubishi and Prestolite.

Patents, licenses and trademarks

We have an intellectual property portfolio that includes over 300 issued and pending patents in the United States and foreign countries. While we believe this intellectual property in the aggregate is important to our competitive position, no single patent or patent application is material to us.

We own the “Remy” and “World Wide Automotive” trademarks. Pursuant to a trademark license agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators. This license is extendable indefinitely at our option upon payment of a fixed $100,000 annual licensing fee to GM. The “Remy” and “Delco Remy” trademarks are registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed with us that, upon our request, GM will register the “Delco Remy” trademark in any jurisdiction where it is not currently registered.

Purchased materials

We continually aim to reduce input material and component costs and streamline our supply chain. Our global sourcing strategy is designed to ensure the desired quality and the lowest delivered cost of our required inputs. Our strategy focuses on local material sourcing and the development of standardized processes in freight and logistics that result in the lowest total cost for our global operations.

Principal purchased materials for our business include aluminum castings, gray and ductile iron castings, armatures, solenoids, copper wire, electronics, steel shafts, forgings, bearings, commutators, magnets and carbon brushes. All of these materials are presently readily available from multiple suppliers. We do not foresee difficulty in obtaining adequate inventory supplies. We generally follow the industry practice of passing on to our original equipment customers a portion of the costs or benefits of fluctuation in copper, steel and aluminum prices. Approximately 69% of copper, 28% of aluminum and 8% of steel pounds purchased in 2010 were for customers with metals pass-through or sharing arrangements. Of the remaining portion of our copper exposure, we generally purchase hedges for a significant portion and also have a natural hedge in copper, aluminum and steel scrap recovered in our remanufacturing operations. In general, we do not hedge our aluminum and steel exposures. For high volume materials, we typically purchase a portion of our raw materials through multiple-year contracts with price adjustments allowed for changes in metals prices and currency exchange rates.

Foreign operations

Information about our foreign operations is set forth in tables relating to geographic information in Note 21 to our consolidated financial statements included in this prospectus.

Properties

Our world headquarters is located at 600 Corporation Drive, Pendleton, Indiana 46064. We lease our headquarters. As of March 31, 2011 we had a total of 29 facilities in 11 countries. The following table sets forth certain information regarding these facilities.

Location	Number of facilities	Use	Owned/leased

United States
Anderson, IN	1	Engineering/Manufacturing	Leased
Edmond, OK	1	Warehouse/Engineering	Owned
Laredo, TX	1	Warehouse	Leased
Pendleton, IN	1	Engineering/Headquarters	Leased
Peru, IN	1	Manufacturing/Warehouse/ Engineering	Leased
Taylorsville, MS	1	Warehouse	Leased
Troy, MI	1	Office	Leased
Winchester, VA	1	Office	Leased

Europe
Heist Op Den Berg, Belgium	1	Warehouse/Office	Leased
Mezokovesd, Hungary	1	Engineering/Manufacturing	Owned
Miskolc, Hungary	1	Engineering/Manufacturing	Owned
Swidnica, Poland	1	Office	Leased
Burntwood, United Kingdom	1	Warehouse	Leased

Brazil
Brusque	1	Engineering/Manufacturing	Leased
Sao Paulo	1	Office	Leased

Canada
Mississauga	1	Warehouse	Leased
Winnipeg	2	Manufacturing/Warehouse	Owned/Leased

China
Jingzhou City(1)	1	Engineering/Manufacturing	Leased
Shanghai	1	Office	Leased

Mexico
Matehuala	1	Manufacturing/Office	Leased
Piedras Negras	1	Manufacturing/Warehouse/Office	Leased
San Luis Potosi	3	Engineering/Manufacturing/ Warehouse/Office	Leased

South Korea
Kyungsangnam	1	Manufacturing/Warehouse	Owned
Dae-Gu	1	Engineering/Office	Leased
Seoul	1	Office	Leased

Tunisia
Jemmal	1	Manufacturing	Leased

Total	29

(1)	We operate both our wholly owned subsidiary and our joint venture out of this facility.

Employees

As of December 31, 2010, we employed 5,717 people, of which 1,453 were salaried and administrative employees and 4,264 were hourly employees. 830 of our employees are based in the United States. 3,026 of our employees globally are primarily represented by trade unions.

As of December 31, 2010, there were multiple unions outside the United States in which our employees could participate. For the following unions, actual membership is voluntary for employees and is confidential information which is not available to us:

•	in the United Kingdom, we have a Recognition & Consultation Agreement with the Unite Union;

•	in Belgium, we have a Recognition & Consultation Agreement with Algemeen Christelijk Vakverbond, which is a section of the Metal Workers Union;

•	in Tunisia, we have a Recognition & Consultation Agreement with the Union Général des Travailleurs Tunisiens;

•	in Miskolc, Hungary, we have a Recognition & Negotiating Agreement with Alternátor-Starter Felújító Szakszervezet; and

•	in Mezokovesd, Hungary, we have a Recognition & Negotiating Agreement with Vasas Szakszervezet.

As of December 31, 2010, 1,281 of our hourly employees at Remy Remanufacturing de Mexico were affiliated with the Confederacion Regional Obrera Mexicana. These agreements have an annual term that ends on January 31, 2012.

As of December 31, 2010, 682 hourly employees at Remy Componentes S de R.L. de C.V. were affiliated with Sindicato Industrial Estatal de Trabajadores de Productos de Acero, Cobre, Manufacturas Metalicas, Conexos y Similares del Estado de San Luis Potosi, C.R.O.M, the Confederacion Regional Obrera Mexicana. Agreements with the union have a one-year term, and the terms of the current agreements end in February 2012.

As of December 31, 2010, 505 of our hourly workers at the Piedras Negras facility in Mexico were affiliated with Confederacion Revolucionaria de Obreros y Campesinos, lo. de Mayo. Agreements with the union have a one-year term, and the terms of the current agreements end in March 2012.

As of December 31, 2010, 46 hourly employees at Remy Korea were affiliated with the Metal Workers Union of Korea. Agreements with the union have a one-year term, and the terms of the current agreements ended in April 2011. A new agreement is currently being negotiated.

As of December 31, 2010, 142 employees of Remy Brasil, consisting of 46 hourly workers and 96 salaried workers, were affiliated with Sindicato dos Trabalhadores nas Indústrias Metalúrgicas, Mecânicas e de Material Elétrico de Brusque. Agreements with the union have a one-year term, and the terms of the current agreements end in May 2011. A new agreement is currently being negotiated.

As of December 31, 2010, 222 salaried and hourly members at Remy Electricals Hubei in China were affiliated with the REH Labour union committee. There is no official agreement between the parties.

As of December 31, 2010, 148 of our hourly workers in Oklahoma were affiliated with the United Food and Commercial Workers Union, Local 1000, Dallas. The terms of the current agreements end on March 1, 2014.

We are not aware of any current efforts to organize the employees in our other facilities. Efforts to organize labor unions at facilities that are not currently unionized may be commenced at any time. We believe that our relations with our employees are satisfactory.

History

On July 31, 1994, our predecessor purchased substantially all of the assets, other than facilities, of the Delco Remy division of GM in a leveraged buyout. The specific business activities purchased were engaged in the design, manufacture, remanufacture and sale of starters and alternators, among other things, for light and commercial vehicles. The predecessors to these businesses first started their operations nearly 100 years ago. When we first separated from GM in 1994, we sold a substantial majority of our products to GM. Over the years, we have substantially diversified our revenue base.

On October 8, 2007, our predecessor, Remy Worldwide Holdings, Inc., and its domestic subsidiaries, filed voluntary petitions under a prepackaged arrangement for relief under Chapter 11 of the U.S. Bankruptcy Code. The petitions were filed in the U.S. Bankruptcy Court for the District of Delaware, and this proceeding was administered under Case No. 07-11481 (KJC). During bankruptcy, our predecessor operated its business as debtors-in-possession under the jurisdiction of the bankruptcy court and in accordance with the Bankruptcy Code and orders of the Bankruptcy Court. Our subsidiaries in Canada, Europe, Asia Pacific, Mexico and Brazil were not included in the filings. On November 20, 2007, the Bankruptcy Court confirmed the proposed plan of reorganization pursuant to the Bankruptcy Code, and we emerged from bankruptcy protection on December 6, 2007, the effective date of the plan of reorganization.

The plan of reorganization generally provided for the full payment or reinstatement of allowed administrative claims, priority claims and secured claims. The plan provided for the issuance, by us, of new equity and debt securities to our and our predecessor’s creditors in full satisfaction of allowed unsecured claims. Further, our current supply agreement with GM has been in effect since July 31, 2007 when it was renegotiated in connection with our Chapter 11 proceeding.

GM and certain of its direct and indirect subsidiaries filed on June 1, 2009 for protection under Chapter 11 of the U.S. Bankruptcy Code. On July 10, 2009, a substantial portion of GM began operations under a new corporate legal structure, called new GM, which acquired substantially all of the assets of the pre-bankruptcy GM. Under this process, we received payment on substantially all amounts invoiced at the time GM filed for bankruptcy and we entered into a Cure Agreement in which new GM assumed all principal contracts under which we conduct our business with them.

Environmental regulation

Our facilities and operations are subject to a wide variety of federal, state, local and foreign environmental laws, regulations, ordinances and directives. These laws, regulations, ordinances and directives, which we collectively refer to as environmental laws, include those related to air emissions, wastewater discharges, chemical and hazardous material, substance and waste management, treatment, storage or disposal, restriction on use of certain hazardous materials and the investigation and remediation of contamination. These environmental laws also require us to obtain permits for some of our operations from governmental authorities. These authorities can modify or revoke our permits and can enforce compliance through fines and injunctions. Our operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act, its implementing regulations and analogous state laws and regulations, and foreign counterparts to these laws and regulations, which we refer to as employee safety laws. The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and employee safety laws.

We believe that the future cost of complying with existing environmental laws (or liability for known environmental claims) and employee safety laws will not have a material adverse effect on our business, financial condition and results of operations. However, future events, such as the enactment of new laws, changes in existing environmental laws and employee safety laws, or their interpretation, or the discovery of presently unknown conditions, may give rise to additional compliance costs or liabilities. For example, in January 2011, the U.S. Environmental Protection Agency began regulating greenhouse gas emissions from certain mobile and stationary sources pursuant to the Clean Air Act. Future legislative and regulatory initiatives concerning climate change or the reduction of greenhouse gas emissions could affect our business (including indirect impacts of regulation on business trends, such as customer demand), financial condition and results of operations. In addition, future international initiatives concerning climate change or greenhouse gas emissions could give rise to additional compliance costs or liabilities.

Certain environmental laws hold current and former owners or operators of land or businesses liable for their own, and as to current owners or operators only, for previous owners’ or operators’, releases of hazardous substances or wastes, and for releases at third-party waste disposal sites. Because of the nature of our operations, the long history of industrial uses at some of our facilities, the operations of predecessor owners or operators of certain of the businesses and the use, production and release of hazardous substances or wastes at these sites, we could become liable under environmental laws for investigation and cleanup of contaminated sites. Some of our current or former facilities have experienced in the past or are currently undergoing some level of regulatory scrutiny or investigation or remediation activities, and are, or may become, subject to further regulatory inspections, future requests for investigation or liability for past practices. For example, see “—Legal Proceedings—Grissom Air Force Base environmental matter.”

Asbestos Claims and Litigation

We have historically been named as a defendant in a number of lawsuits alleging exposure to asbestos and asbestos-containing products by former GM employees. We were successful in getting these matters dismissed on the grounds that the plaintiffs were employees of GM, not our company, following the 1994 asset purchase of the Delco Remy Division of GM. We also received an indemnification from GM concerning costs associated with asbestos exposure claims involving former GM employees. Following GM’s June 2009 filing for protection under Chapter 11 of the U.S. Bankruptcy Code, the indemnification and certain other arrangements were disputed. However, we recently negotiated a settlement of these issues with new GM whereby, through an Order of the United States Bankruptcy Court for the Southern District of New York, we were accorded protected party status, which requires that any future asbestos exposure claims by former GM employees be directed to an asbestos trust, rather than brought against us directly.

Legal proceedings

In the ordinary course of business, we are party to various pending and threatened legal actions and administrative proceedings related to our operations. We believe that no such matters, other than those discussed below, depart from customary litigation or other claims incidental to our business. Although the ultimate outcome of any legal matter cannot be predicted with certainty, we believe that the ultimate liability, if any, in excess of amounts already provided for in our financial statements in respect of all such matters will not have a material adverse effect on our financial position.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division for the amount of $7 million (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for Remy to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $0.1 million. The case is set for trial in July 2011.

We were notified on March 9, 2011 that Tecnomatic has filed a lawsuit in U.S. District Court, N.D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities. The complaint alleges breach of confidentiality agreement, misrepresentation and misappropriation of technology and requests damages of $110 million. We believe this action is without merit and an attempt to push us to settle the prior case.

Oakley vs. Remy International, Inc.

In 2009, we elected to terminate our retiree medical program and modify our retiree life insurance coverage. On November 4, 2009, certain retirees filed a purported class action lawsuit in the U.S. District Court for the Middle District of Tennessee, Nashville Division (Civil Action No.: 2:09cv107), titled Douglas Oakley, et al. v. Remy International, Inc., challenging our right to terminate such coverage provided to retirees who were members of the United Auto Workers union and their spouses. On April 1, 2010, this case was moved to the U.S. District Court, Southern District of Indiana, Indianapolis Division. We filed a declaratory judgment action against plaintiffs to confirm our authority to modify retiree medical coverage. We continue to deny liability and intend to vigorously defend this action. Due to the early stage of this case, it is not possible to make an estimate of the amount of loss, if any, that could result from this case at this time, although management believes the range of possible exposures would not have a material adverse effect on our financial position.

Grissom Air Force Base environmental matter

We have been involved in settlement negotiations with the U.S. Department of Justice concerning a claim for reimbursement from us of up to 50% of past and future cleanup costs in connection with a former facility we leased on the Grissom Air Force Base. We believe this matter is likely to be settled in the near future with the entry of a Consent Decree in the U.S. District Court for the Northern District of Indiana South Bend Division (captioned United States of America v. Western Reman Industrial, Inc.) pursuant to which we would be required to pay $300,000 to the United States Air Force for response costs. The Consent Decree was lodged with the court on January 10, 2011, and a Motion to Enter the Proposed Consent Decree was filed on March 17, 2011 by the United States on behalf of the United States Air Force. In 2010, we recorded an environmental liability accrual of $300,000 for the proposed settlement payment. We continue to evaluate the accrual each quarter based on new developments and information until this matter is finally settled upon entry of the Consent Decree.

Alternator recall

In the first quarter of 2010, Remy learned of a potential component deficiency in a limited number of its alternator products sold for a brief period of time after December 31, 2009. The root cause was tracked to a potential defect in a third party-supplied subcomponent that could, in certain cases on specific vehicle applications, result in a fire. We are unaware of any injuries associated with this issue to date. We notified the National Highway Traffic Safety Administration, or NHTSA, of the issue and conducted a voluntary campaign to recover the potentially affected units, and we have continued to report our progress to NHTSA in quarterly reports. We sold approximately 30,000 units that included the potentially defective component and are aware of a total of approximately 12 thermal incidents in connection with these units. We initiated these actions as part of a proactive effort to contain all potential products and promote consumer safety, and we have been able to recover approximately 80% of the suspect units to date. As a result of this issue, we incurred $4.6 million in certain costs and customer reimbursement obligations during the year ended December 31, 2010. As of March 31, 2011, we have accrued $1.5 million related to this recall. See “Risk factors—We may incur material losses and costs as a result of product liability and warranty claims, litigation and other disputes and claims.”

Management

Our executive officers and the members of our board of directors as of the date of this prospectus are as follows:

Name	Age	Positions held

John H. Weber	54	President, Chief Executive Officer and Director

William P. Foley, II	66	Director and Chairman of the Board

Alan L. Stinson	65	Director and Chairman of the Audit and Compensation Committees

Brent B. Bickett	46	Director

Lawrence F. Hagenbuch	44	Director

Stephen Magee	63	Director

Norman Stout	53	Director

Fred Knechtel	50	Senior Vice President and Chief Financial Officer

John J. Pittas	55	Senior Vice President of Remy International, Inc. and President of Remy Inc.

Jesus Sanchez	58	Senior Vice President of Remy International, Inc. and President of Remy Power Products

Philippe James	60	Vice President and Managing Director, Europe

Gerald T. Mills	59	Senior Vice President and Chief Human Resources Officer

Set forth below is a brief description of the business experience of each of our executive officers and the members of the board of directors.

John H. Weber.    Mr. Weber was elected as our Chief Executive Officer and Director in January 2006. Prior to joining us, Mr. Weber served as President, Chief Executive Officer and Director of EaglePicher since July 2001. Prior to that, he had executive positions with GE, Allied Signal, McKinsey, Honeywell, Vickers and Shell. Mr. Weber holds an M.B.A. from Harvard University and a Bachelor of Applied Science in mechanical engineering from the University of Toronto.

William P. Foley, II.    Mr. Foley has served as chairman of our board of directors since December 7, 2007. Mr. Foley has served as executive chairman of the board of directors for Fidelity National Financial, Inc., or FNF, a Fortune 500 company, since October 2006, and prior to that, as chairman of the board of its predecessor company since 1984. Mr. Foley also served as CEO of FNF from 1984 until May 2007. Mr. Foley also serves as chairman of Fidelity National Information Services, part of the S&P 500. Mr. Foley also served as the chairman of Lender Processing Services, Inc., which was previously part of FNF, from July 2008 until March 2009, and, within the past five years, has served as a director of Florida Rock Industries, Inc. and CKE Restaurants, Inc. Mr. Foley’s qualifications to serve on our board include his 26 years as a director and executive officer of FNF, his experience as a board member and executive officer of public and private companies in a wide variety of industries, and his strong track record of building and maintaining stockholder value and successfully negotiating and implementing mergers and acquisitions.

Alan L. Stinson.    Mr. Stinson has served on our board of directors since December 7, 2007, as audit committee chairman since 2008, and as compensation committee chairman from 2010 to April 2011. Mr. Stinson is an Executive Vice President of FNF and he has served in that position since October 2010. Previously, Mr. Stinson served as Chief Executive Officer of FNF from May 2007 to October 2010, and as Co-Chief Operating Officer from October 2006 until May 2007. Mr. Stinson joined FNF in October 1998 as Executive Vice President, Financial Operations and served as Executive Vice President and Chief Financial Officer of FNF from January 1999 until November 2006. Mr. Stinson was also named Chief Operating Officer of FNF in February 2006. Mr. Stinson has responsibility for accounting governance and oversight for the family of FNF companies and is a member of the boards of directors of several companies in which FNF owns an interest. Mr. Stinson provides our board with significant experience in accounting and executive leadership.

Brent B. Bickett.    Mr. Bickett has served on our board of directors since December 7, 2007, and currently serves on the Audit Committee and the Compensation Committee. Mr. Bickett is Executive Vice President, Corporate Finance of FNF. He joined FNF in 1999 as a Senior Vice President, Corporate Finance and has served as an executive officer of FNF since that time. Mr. Bickett has primary responsibility for all merger and acquisition activities and strategic initiatives for the Fidelity family of companies, and he directs efforts to evaluate, structure and negotiate corporate acquisitions, strategic partnerships and investment opportunities to maximize value for the Fidelity stockholders and operating subsidiaries. Mr. Bickett brings these experiences to our board as we continue to develop and implement our strategic initiatives.

Lawrence F. Hagenbuch.    Mr. Hagenbuch has served on our board of directors since November 18, 2008, and is currently the Executive Vice President and CFO for the Ameriforge Group Inc. Prior to Ameriforge Group, Mr. Hagenbuch has served in senior management positions for SunTx Capital Partners, AlixPartners, Magic Tilt Trailers, and American National Can. Mr. Hagenbuch has extensive experience in supply chain, operational and profitability improvements, and through his background as a consultant and in senior management roles at various companies, he brings to our board considerable experience in implementing lean manufacturing discipline and in creating innovative business and marketing strategies.

Stephen Magee.    Mr. Magee has served on our board of directors since December 7, 2007. He is also a member of the board of directors and the chairman of the audit committee of J.B. Poindexter & Co. Mr. Magee has served on the board of J.B. Poindexter since the company was formed in 1988, as Treasurer from 1988 to 2001, and as CFO from 1994 to 2001. Mr. Magee brings over 35 years of experience in leadership roles with a manufacturing company, and even more years of experience in senior management roles in various other industries. Along with his experience, he brings to our board an entrepreneurial mindset with business acquisition and divestiture experience.

Norman Stout.    Mr. Stout has served on our board of directors since December 7, 2007, and currently serves as chairman of the Compensation Committee and on the Audit Committee. Mr. Stout currently serves as chairman of the board of Hypercom Corporation and serves as director of Mitel Networks Corporation. From August 2010 to November 2010, Mr. Stout served as interim CEO of EF Technologies. He previously served as executive chairman of Hypercom from December 2007 until August 2009. Mr. Stout was appointed CEO and a member of the board of directors of Inter-Tel, Inc. in February 2006. Following the acquisition of Inter-Tel by Mitel Networks Corporation in August 2007, Mr. Stout served as CEO of Mitel USA until June 2008.

Mr. Stout had been with Inter-Tel since June 1998, and had served as Chief Strategy Officer and Chief Administrative Officer prior to becoming CEO. Mr. Stout brings to our board over 20 years of experience in senior management positions concentrating on strategic business growth and maximizing profitability.

Fred Knechtel.    Mr. Knechtel joined Remy in November 2009. Prior to joining us, Mr. Knechtel was CFO at Stanley Bostitch, a $550 million division of Stanley Works since 2007. From 2005 to 2007, Mr. Knechtel was Chief Financial Officer and Controller of DuPont Teijin Films - NA. His prior work experience includes financial positions with Northrop Grumman, Stern Stewart and Millennium Chemicals. Mr. Knechtel holds a B.E. in mechanical engineering from Stony Brook University and an M.B.A. in finance from Hofstra University.

John J. Pittas.    Mr. Pittas joined our company in 2006 as President of Remy Power Products, and was appointed as Senior Vice President and President of Remy Inc. in 2008. Prior to this, he served as president of the Wolverine Specialty Materials division of EaglePicher Automotive. Throughout his career, Mr. Pittas has held progressive positions with Honeywell, UOP and ARI Technologies, and has extensive experience in manufacturing leadership, customer service, sales, technical support and process engineering, including international market development and Six Sigma and other productivity program implementation.

Jesus Sanchez.    Mr. Sanchez joined our company in 2008 as Senior Vice President and President of Remy Power Products. Prior to joining us, Mr. Sanchez was with ArvinMeritor for 15 years, serving as Managing Director of the Light Vehicle Aftermarket in Europe since 2000 and in South Africa since 2003. Mr. Sanchez holds a B.S. in mechanical engineering from Marquette University.

Philippe James.    Mr. James joined us in 2006 after serving as a consultant on a variety of automotive assignments throughout Europe. Prior to that, he was the Vice President and General Manager at Honeywell Automotive and Cables Pirelli S.A., respectively. Additionally, Mr. James has over 20 years of experience in various sales and marketing roles with Corning Glass France and Compagnie Europeenne D’Accumulateurs. Mr. James holds a degree from Institut Supérieur du Commerce de Paris.

Gerald T. Mills.    Mr. Mills joined our company in 2006 after serving as Vice President of Human Resources at NVR Inc. Previously he had served for three and a half years as the Senior Vice President of Human Resources for EaglePicher, and before that served for 28 years with Owens Corning in numerous plant, division and corporate human resources leadership positions. Mr. Mills holds an M.S. in human resources and a B.A. in political science from Miami University.

Each of Messrs. Weber, Pittas, James and Mills was an officer of our predecessor, Remy Worldwide Holdings, Inc., when it filed for bankruptcy protection in 2007. Mr. Weber held the position of Chief Executive Officer of EaglePicher until January 2005, and Mr. Mills held the position of Senior Vice President, Human Resources, of EaglePicher until August 2005. EaglePicher and certain of its affiliates filed for bankruptcy in April 2005.

Messrs. Foley, Stinson and Bickett are currently serving on our board pursuant to designation rights granted to FNF pursuant to our certificate of incorporation. These rights will terminate upon completion of this offering. Further, Mr. Magee is currently serving on our board as the designee of another stockholder, Ore Hill Partners LLC, which will have no right to designate a director following completion of this offering.

The board

Our directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose term has expired. The term for Class I directors, which will initially consist of Messrs. Hagenbuch, Magee and Stout, will expire at the 2012 annual meeting. The term for Class II directors, which will initially consist of Messrs. Bickett and Stinson, will expire at the 2013 annual meeting. The term for Class III directors, which will initially consist of Messrs. Foley and Weber, will expire at the 2014 annual meeting.

Committees of the board

Following the offering, the standing committees of our board of directors will include the audit committee, the nominating and corporate governance committee, and the compensation committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit committee

The initial members of our audit committee following this offering will be Messrs. Stinson, Stout and Bickett, and Mr. Stinson will serve as the initial chairperson of this committee. This committee will be primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. This committee is responsible for assisting the board of directors’ oversight of:

•	the quality and integrity of our financial statements and related disclosure;
•	our compliance with legal and regulatory requirements;
•	the independent auditor’s qualifications and independence; and
•	the performance of our internal audit function and independent auditor.

The rules of the New York Stock Exchange require that each issuer have an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, one within 90 days after listing and the third within one year after listing. Our audit committee will comply with this rule within the required period after listing.

Our board of directors has determined that Mr. Stinson, the former CEO of FNF, is an audit committee financial expert as defined under applicable rules of the Securities and Exchange Commission. Our board of directors believes that its remaining audit committee members are financially literate and are capable of analyzing and evaluating the Company’s financial statements.

Nominating and corporate governance committee

The initial members of our nominating and corporate governance committee following this offering will be             ,              and             , and              will serve as the initial chairperson of this committee. This committee’s responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles.

Compensation committee

The initial members of our compensation committee following this offering will be Messrs. Stout, Stinson and Bickett, and Mr. Stout will serve as the initial chairperson of this committee. This committee will have two primary responsibilities:

•	to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and

•	to review and approve executive compensation and broad-based and incentive compensation plans.

We intend to comply with the applicable New York Stock Exchange listing rules requiring that only independent directors serve on the compensation committee and the nominating and corporate governance committee as soon as practicable, but in any event within the time period prescribed by the listing rules.

Compensation committee interlocks and insider participation

Norman Stout, chairman, and Alan L. Stinson served on our compensation committee in 2010. During 2010, none of our executive officers served as a director or member of the compensation committee of any other entity that had any executive officer who served on our board of directors or compensation committee. See “Certain relationships and related party transactions” for a description of the participation of our directors and officers, including Messrs. Stinson and Stout, in our rights offering in January 2011.

Code of business conduct and ethics

Our board has adopted a code of business conduct and ethics that is applicable to our employees, directors and officers, in accordance with the corporate governance rules of the New York Stock Exchange. A waiver of any provisions of this code may be made only by our board and will be publicly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the New York Stock Exchange. Following the offering, we intend to post our code of business conduct and ethics on our corporate website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

Corporate governance guidelines

Our board has adopted corporate governance guidelines in accordance with the corporate governance rules of the New York Stock Exchange.

Executive compensation

Compensation discussion and analysis

In this compensation discussion and analysis, we discuss our named executive officers’ compensation, including the objectives of our compensation programs and the rationale for each element of compensation. Our named executive officers in 2010 were:

•	John H. Weber, our President, Chief Executive Officer and Director;
•	Fred Knechtel, our Senior Vice President and Chief Financial Officer;
•	John J. Pittas, our Senior Vice President and the President of Remy Inc.;
•	Jesus Sanchez, our Senior Vice President and the President of Remy Power Products; and
•	Gerald T. Mills, our Senior Vice President and Chief Human Resources Officer.

The Compensation Committee of our board of directors administers our executive compensation program. The members of the Compensation Committee in 2010 were Norman Stout and Alan L. Stinson. Brent Bickett became a member of the Compensation Committee on February 2, 2011. The Compensation Committee has responsibility for establishing our compensation philosophy, setting compensation for our Chief Executive Officer and reviewing and approving compensation for our other named executive officers, upon the recommendation of our Chief Executive Officer.

The Compensation Committee believes that our compensation program should attract and retain individuals who hold key leadership positions and motivate those leaders to perform in the interest of promoting our sustainable global profitable growth in order to create value and satisfaction for our stockholders, customers, and employees. Our named executive officers’ 2010 compensation consisted of base salary and an annual incentive for 2010. In 2010, our named executive officers earned previously granted performance-based cash incentives relating to the period of 2008 to 2010, which were the only long-term cash-based incentives awarded to them during the three-year period. Our named executive officers also vested in a portion of previously granted restricted stock that vests over a five-year period. These awards were related to our emergence from bankruptcy and the promoting of Mr. Pittas and hiring of Mr. Sanchez, as discussed below. We also provide our named executive officers other benefits consistent with those provided to other salaried employees, and some very limited benefits beyond those normally provided to salaried employees.

The period following our emergence from bankruptcy was a critical time. To retain our executives and to attract new, valuable and skilled executives, we knew we had to provide significant incentive opportunities tied to challenging, but obtainable, short-term and long-term goals. We thought cash-based incentive compensation would be more effective than stock-based compensation given the illiquidity of our stock. Consequently, a large portion of the compensation that was earned by our named executive officers in 2010 is attributable to prior compensation plans developed to address the unique challenges we faced when emerging from bankruptcy. This is reflected in the tables that follow.

In 2007, we established base salary levels, annual incentive opportunities and long-term incentive opportunities for Messrs. Weber, Pittas and Mills. Except with respect to Mr. Pittas, whose compensation levels we increased in connection with his 2008 promotion, these compensation levels remained in effect until the executives’ employment agreements expired in 2010. We established Messrs. Knechtel’s and Sanchez’s base salary levels, annual incentive opportunities and long-term incentive opportunities in connection with their hiring in November 2009 and May 2008, respectively.

Between 2008 and 2010, our named executive officers’ incentive-based compensation consisted primarily of performance-based cash incentives tied to our attainment of key financial objectives. Starting in 2011, our approach to compensating our named executive officers is different. Annual salary levels are not expected to change significantly, but annual cash incentive opportunities will be significantly lower than previous levels and we will provide more long-term incentives through stock-based awards rather than cash. The following table compares our named executive officers’ 2010 base salaries, target annual incentive opportunities and target long-term incentive opportunities as compared to those amounts for 2011. The 2011 amounts reflect amounts we agreed to and that are set forth in the named executive officers’ employment agreements that we entered into with them in August 2010. Actual compensation provided to and earned by our named executive officers in 2011 and future years may be different than what is reflected in this table. We may provide one-time stock-based awards following our initial public offering, which would be in addition to the amounts shown below.

	Base salary		Target annual incentive opportunity			Target long-term incentive opportunity
Name	2010(1)	2011(2)	2010	2011(3)	2011 (% of salary)	2010(4)		2011(5)

John H. Weber	$906,250	$950,000	$2,400,000	$1,425,000	150%	$4,000,000		$3,000,000
Fred Knechtel	270,833	300,000	250,000	180,000	60%	250,000	(6)	600,000
John J. Pittas	422,500	440,000	650,000	308,000	70%	1,200,000		1,250,000
Jesus Sanchez	313,333	325,000	305,000	227,500	70%	500,000	(6)	1,250,000
Gerald T. Mills	375,000	375,000	400,020	206,250	55%	660,000		600,000

(1)	Reflects total base salary earned in 2010 as shown in the Summary Compensation Table.

(2)	Reflects new base salary levels established effective August 1, 2010.

(3)	Reflects target incentive opportunity for 2011, based on the executive’s current base salary.

(4)	Reflects target incentive opportunity under the Three-Year Plan, which is discussed below. The target opportunity is based on performance over the period from 2008 to 2010, and was the only long-term cash-based incentive awarded to the named executive officers during the three-year period. The amount shown in the Summary Compensation Table reflects the entire amount earned over the three-year period, not an annualized portion of the total award.

(5)	Reflects the dollar value of the target long-term incentive opportunity for 2011. The 2011 grant is in the form of restricted stock with performance and service based vesting conditions.

(6)	Messrs. Knechtel’s and Sanchez’s target opportunities under the Three-Year Plan were proportionately adjusted to reflect the fact that they were not employed by us during the entire three-year performance period that the incentive covered.

Role of executive officers and compensation consultant in compensation decisions

The allocation of our named executive officers’ compensation among the various components, and determinations regarding compensation levels and opportunities, is not formulaic. It reflects the Compensation Committee’s business judgment, which is influenced by a number of objective and subjective considerations, including consideration of how other companies compensate their named executive officers as reflected in marketplace data provided by the Compensation Committee’s compensation consultant, judgments about the relative amounts of regularly paid fixed compensation and variable stock-based and cash-based incentives that are needed to attract and retain talented and experienced executive officers, subjective judgments about the relative skills, experience, and past performance of the named executive officers and their roles and responsibilities within the organization, and judgments about the extent to which the named executive officers can impact the company-wide performance and creation of long-term stockholder value. Further discussion of the specific objectives behind each of the components of our named executive officers’ compensation is below.

The Compensation Committee receives assistance from our corporate human resources department with respect to historical data, and may, from time to time, solicit advice from outside consultants in determining marketplace compensation amounts, standards and trends. Our Chief Executive Officer makes recommendations to the Compensation Committee with respect to the other named executive officers’ compensation. The Compensation Committee makes the final determination on the compensation of the Chief Executive Officer and his direct reports. The Compensation Committee also has the authority to solicit advice from legal, compensation, accounting or other consultants as it deems necessary.

In 2010, the Compensation Committee engaged Strategic Compensation Group, an independent compensation consultant, to provide market data on executive compensation levels and advice on incentive design considerations. In connection with this engagement, the Compensation Committee instructed Strategic Compensation Group to provide general advice on compensation trends and alternatives as well as specific design recommendations and compensation levels. Strategic Compensation Group was selected by and reports directly to the Compensation Committee, receives compensation only for services related to executive compensation issues, and neither it nor any affiliated company provides any other services to us.

Elements of compensation earned by our named executive officers in 2010

Base salary

We intend for the named executive officers’ base salaries to provide a level of assured, regularly-paid, cash compensation. The named executive officers’ base salary levels are set forth in their employment agreements. The agreements specify that their base salary levels may not be decreased. Other than with respect to Mr. Mills, the Compensation Committee determined to increase our named executive officers’ salaries when entering into new employment agreements in 2010. In approving an increase for Messrs. Weber and Pittas, the Compensation Committee considered that they had not received a salary increase in over two years and that it was appropriate to raise their salaries in order to reward them and to encourage retention. In approving Mr. Sanchez’s increase, the Compensation Committee noted that his salary was below the market and an increase was warranted due to his performance and to encourage retention. With respect to Mr. Knechtel, the Compensation Committee believed that a raise in salary that was a higher percentage than the other named executive officers was necessary because his salary was set lower than the level of the other named executive officers when he was hired in November 2009. At his prior employer, Mr. Knechtel was the Chief Financial Officer of a division, and, upon being hired by us, was serving as Chief Financial Officer of a company group for the first time in his career. The Compensation Committee believed it was appropriate initially to set his salary at this lower rate, and then review his performance continually. The significant raise in 2010 was intended to bring his salary more in line with the level of the other named executive officers and with that of our prior Chief Financial Officer. With respect to Mr. Mills, the Compensation Committee believed that his salary was at an appropriate level for an executive in his position and, accordingly, did not adjust it.

Annual incentive plan

Through an annual incentive plan, we provide our named executive officers with the opportunity to earn annual cash payments based upon achievement of specific objectives established in the first quarter of each year. The performance goals under the annual incentives are intended to focus our named executive officers on attainment of annual, objectively determinable business objectives. The annual incentive program plays an important role in our approach to total compensation. It motivates participants to focus on improving our performance on key financial measures during the year, and it requires that we achieve defined, objectively determinable goals before participants become eligible for an incentive payout.

In the first quarter of each year, the Compensation Committee establishes the performance measures, the weightings between the measures, threshold, target and maximum goals for each measure, and the annual incentive amounts that will be earned by each named executive officer depending on the extent to which the performance goals are achieved. We selected adjusted EBITDA and working capital turns as the 2010 performance measures in order to focus our named executive officers on profitability and the efficient use of cash. The adjusted EBITDA measure we used for the annual incentives is based on adjusted EBITDA as described in this prospectus under “Management’s discussion and analysis of financial condition and results of operations—Adjusted EBITDA,” but with additional adjustments. In the following discussion, we refer to this adjusted EBITDA measure as “incentive plan adjusted EBITDA.” The adjustments made in calculating the corporate and business unit incentive plan adjusted EBITDA are discussed below. To calculate working capital turns, we take the average monthly sales based on three months of sales for the applicable quarter, and annualize that average. We then divide the annualized results by the working capital for the last month in the applicable quarter, which we refer to as the “current month.” The current month working capital is an amount equal to the sum of (x) accounts receivables, notes receivables and inventory; less (y) accounts payable and notes payable. The working capital turns calculation for 2010 was the average of the calculation described above for each of the four quarters. Messrs. Weber’s, Knechtel’s and Mills’ entire incentive is based on our company’s incentive plan adjusted EBITDA and working capital turns, which we refer to as the “corporate” incentive, while Messrs. Pittas’ and Sanchez’s incentive is based 80% on the incentive plan adjusted EBITDA and working capital turns of their business units, and 20% on the corporate incentive. The corporate and business unit 2010 incentive was based 90% on incentive plan adjusted EBITDA and 10% on working capital turns.

The 2010 corporate incentive plan adjusted EBITDA and working capital turns thresholds, targets and results under the annual incentive plan were as follows:

Incentive Plan Adjusted EBITDA				Working capital turns
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Result

$91,800,000	$108,000,000	$124,200,000	$142,884,000	2.323	2.612	2.650	3.104

The 2010 incentive plan adjusted EBITDA and working capital turns thresholds, targets and results for Remy Inc., which is Mr. Pittas’ business unit, were as follows:

Incentive Plan Adjusted EBITDA				Working capital turns
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Result

$53,635,000	$63,100,000	$72,565,000	$92,359,000	6.754	7.514	7.723	8.430

The 2010 incentive plan adjusted EBITDA and working capital turns thresholds, targets and results for Remy Power Products, which is Mr. Sanchez’s business unit, were as follows:

Incentive Plan Adjusted EBITDA				Working Capital Turns
Threshold	Target	Maximum	Adjusted result	Threshold	Target	Maximum	Result

$42,500,000	$50,000,000	$57,500,000	$65,670,000	1.056	1.089	1.094	1.212

The tables above reflect the incentive plan adjusted EBITDA results, which were calculated with adjustments to offset the impact of necessary, but unbudgeted, strategic decisions because we do not think our named executive officers’ compensation should be impacted by events that do not reflect the underlying operating performance of the business. The adjustments were one-time adjustments for items that were not included in our annual operating plan. We adjusted actual corporate adjusted EBITDA results to reflect the effect of the 2010 rights offering which closed in January 2011, a legacy environmental accrual, costs of an unplanned inventory write off, and costs for consultants to analyze aftermarket pricing dynamics in our industry, to manage negotiations related to a project in China, and to provide a strategic analysis of the China aftermarket. We adjusted our actual Remy Inc. operations adjusted EBITDA results to reflect costs for a consultant to provide a strategic analysis of the China aftermarket. We adjusted our actual Remy Power Products adjusted EBITDA results to reflect costs for consultants to analyze aftermarket pricing dynamics in our industry and the China market. All of the adjustments were approved by our Audit Committee and then the board of directors.

The incentive plan adjusted EBITDA and working capital turns threshold, target and maximum levels were chosen based upon our business plan for 2010 as approved by the board of directors. The threshold, target and maximum payment opportunities under our annual incentive plan and the amount of our named executive officers’ 2010 incentive awards based on the 2010 performance results are all reflected in the table below. The Compensation Committee retained discretion to increase or decrease the named executive officers’ actual payout by 25%; however, no adjustments were made with respect to the 2010 annual incentive payouts.

Name	Threshold	Target	Maximum	2010 Incentive earned

John H. Weber	$1,200,000	$2,400,000	$3,600,000	$3,600,000
Fred Knechtel	$125,000	$250,000	$375,000	$375,000
John J. Pittas	$325,000	$650,000	$975,000	$975,000
Jesus Sanchez	$152,500	$305,000	$457,500	$457,500
Gerald T. Mills	$200,010	$400,020	$600,030	$600,030

Messrs. Weber’s and Mills’ target opportunities for 2010, as set forth in their employment agreements, reflected the same annual target opportunity that was agreed upon with our primary bondholder upon our emergence from bankruptcy in 2007. Mr. Pittas’ target opportunity for 2010 reflects the target that was established upon his promotion in 2008, which was increased from the target that was agreed upon with our primary bondholder in 2007 to a level that our Chief Executive Officer and Chief Human Resources Officer, with Compensation Committee approval, believed was appropriate to reflect his new responsibilities. Mr. Knechtel’s 2010 incentive opportunity was established when he joined us in 2009. Mr. Sanchez’s target annual incentive opportunity was established when he joined us in 2008 and remained at that level until 2010 when it was increased from $275,000 to $305,000, 100% of his annual salary level. We increased Mr. Sanchez’s target annual incentive opportunity in 2010 because we believed that Mr. Sanchez demonstrated strong leadership abilities and we wanted to ensure that we retain him.

When we entered into new employment agreements in 2010 with our named executive officers, we established new, lower target incentive opportunities for 2011 and future years. These are described in the narrative description of the agreements that follows the Grants of Plan-Based Awards Table. The 2011 amounts, which are based on a percentage of the named executive officer’s salary rather than a set dollar amount, will be much less than the 2010 targets. The reason for the decrease is that, as discussed above, we intend to make more of our named executive officers’ compensation stock-based in 2011 than it was in 2010. Therefore, the portion of our named executive officers’ compensation that is represented by the annual cash incentive will be less in 2011 than the portion was in 2010.

2008 – 2010 Long-term incentive awards (Three-Year Plan)

In connection with our emergence from bankruptcy in 2007, we established a long-term incentive plan, which we refer to as the “Three-Year Plan.” The Three-Year Plan was intended to focus our named executive officers on achieving our adjusted EBITDA goals for 2008, 2009 and 2010 and to establish Remy as a viable independent organization.

The awards under the Three-year Plan were earned upon the attainment of cumulative adjusted EBITDA objectives established by our board of directors relating to the three-year period beginning January 1, 2008 and ending December 31, 2010. The adjusted EBITDA goals were based upon our operating plan that was originally established prior to 2008 for each of the years covered. The goals were then updated each year to match any updates made to our annual operating plan. To determine the amount earned, cumulative incentive plan adjusted EBITDA was calculated at the end of the three-year period. If the threshold goal was achieved, the named executive officers earned 50% of their target incentives. If the target goal was achieved, the named executive officers earned 100% of their target incentives. If the maximum goal was achieved, the named executive officers earned 150% of their target incentives. For performance between these levels, payouts were determined by interpolation. The percentages of our operating plan that constituted threshold, target and maximum levels were negotiated with our primary bondholder at the time of our bankruptcy.

The threshold cumulative three-year goal was $255.7 million, which was 85% of the cumulative three-year adjusted EBITDA target in our operating plan. The target goal was $300.3 million, which was 100% of the cumulative three-year adjusted EBITDA target in our operating plan. The maximum goal was $344.9 million, which was 115% of the cumulative three-year adjusted EBITDA target in our operating plan. The actual incentive plan adjusted EBITDA achieved during the three-year period was $339.7 million, or 113.2% of the target. The incentives earned by our named executive officers with respect to these awards, which equaled 144.1% of their target opportunity, were approved by the Compensation Committee and are reflected in the summary compensation table under the heading Non-Equity Incentive Plan Compensation. To determine the amounts earned, each year’s adjusted EBITDA results were adjusted in the same manner as was done when calculating incentive plan adjusted EBITDA in the annual incentive plan. Each year, the adjustments were approved by our Audit Committee and then the board of directors. For 2010, the adjustments were the same as described above for the corporate incentive under the annual incentive plan. The 2009 and 2008 adjustments were the same as made for the corporate incentive under the annual incentive plans in those years. For 2009, the adjustments were for the recovery of insurance proceeds in a settlement, a one-time sale of inventory, a one-time settlement, and costs for auditors and tax advisors related to accounting for a one-time transaction, research and accounting treatment for reclassification of expenses, forward tax planning, advice regarding research and development tax credits and services in connection with the Mexico organizational structure. For 2008, the adjustments were for expenses formerly allocated to a subsidiary that was sold, cost of accounting services related to a change in accounting classification of factored receivables and the amortization of customer contracts and costs for a tax consultant for forward tax planning.

Each of our named executive officers was assigned a target opportunity under the Three-Year Plan, which is described in the narrative description of the employment agreements that follows the Grants of Plan Based Awards table. The targets for Messrs. Weber, Mills and Pittas were agreed to with our then primary bondholder at the time of our emergence from bankruptcy. When Mr. Pittas was promoted in February 2008, his target opportunity was adjusted upwards to reflect his new role with us and his responsibility for a business unit that had twice the revenue of the business unit he headed before being promoted. When Messrs. Knechtel and Sanchez were hired, their target opportunities were determined by our Chief Executive Officer and Chief Human Resources Officer, and approved by the Compensation Committee, based upon their view of the appropriate target opportunity for an executive in their position, but prorated since they were not employed by us during the entire three-year period of the plan.

The plan provided that the named executive officers would become 100% vested in any incentive earned under this plan on December 31, 2010, provided they were not terminated by us for cause, and they did not resign without good reason, before that date. If a named executive officer’s employment had terminated for any reason other than by us for cause or by the executive for good reason, he would have received a pro-rated portion of his incentive based on actual results and the portion of the three-year period that he was employed. The incentives are payable in two equal installments. The first half was paid by March 15, 2011, and the second half will be paid in March 2012, or earlier upon a change in control.

Equity awards

In connection with our emergence from bankruptcy on December 6, 2007, Messrs. Weber, Pittas and Mills received restricted stock awards of 297,368 shares of Remy common stock, in the aggregate, at no cost to them. The size of the stock grants was negotiated with our primary bondholder at the time of our emergence from bankruptcy. Upon his promotion, Mr. Pittas subsequently received an additional award of 17,895 shares of restricted stock to reflect his new role with us and the greater responsibilities that came with that role. Mr. Sanchez received an award of 25,000 shares of restricted stock, which was negotiated with him at the time of his hiring, and reflected our Chief Executive Officer’s and Chief Human Resource Officer’s judgment of an appropriate grant level that would serve as an incentive for him to join us. This award was approved by the Compensation Committee. Mr. Knechtel was not granted restricted stock upon his hiring because he joined us late in 2009. The awards will vest in 12% increments on each of the first three anniversaries of the grant date, and in 32% increments on each of the fourth and fifth anniversaries, based upon continuation of employment, or earlier upon a change in control, except that Mr. Pittas’ subsequent award vests on the same vesting schedule as his December 6, 2007 grant rather than on anniversaries of its grant date.

Deferred compensation plans

Our named executive officers are eligible to participate in our Deferred Compensation Plan, which we refer to as our DCP. This plan is intended to help to attract and retain employees by providing them with the opportunity to defer receipt of their compensation and plan for retirement taking into consideration that our named executive officers do not participate in any tax-qualified defined benefit pension plan. The DCP allows eligible employees to defer receipt of portions of their base salary and annual incentive awards and to receive matching company contributions which cannot be provided under our qualified savings plan, due to limitations under the Internal Revenue Code of 1986. In March 2011, the Compensation Committee terminated the matching company contributions effective April 1, 2011.

Supplemental executive retirement plan

Our Chief Executive Officer, in accordance with the terms of his employment agreement, participates in the Supplemental Executive Retirement Plan, or the SERP, which is a nonqualified plan. The intent of the SERP is to provide additional retirement benefits to our Chief Executive Officer, and it was agreed to when he originally entered into an employment agreement with us in 2006. Our Chief Executive Officer is fully vested in the SERP and is the only active employee in the SERP.

Employment agreements

We entered into employment agreements with our named executive officers effective as of August 1, 2010, to replace their existing agreements which would all have expired at the end of 2010. The employment agreements are discussed in more detail in the narrative that follows the Grants of Plan Based Awards table and in the Potential Payments Upon Termination or a Change in Control section.

The employment agreements include higher salaries for the named executive officers than they previously had, other than with respect to Mr. Mills. The rationale for these salary increases is discussed above. The employment agreements include the existing target opportunities under the annual incentive plan and the Three-Year Plan, and included new annual targets for 2011 and future years. To ensure that the named executive officers are protected against the loss of their positions in certain circumstances, their employment agreements include severance provisions. The Compensation Committee believes that it is in the best interests of our company and our stockholders to offer such protection to executive officers because we compete for executive talent in a highly competitive market in which companies routinely offer similar benefits to senior executives.

Mr. Mills’ agreement provides that if he remains continuously employed with us through September 2011, all previously granted stock and any future grants of stock granted prior to December 31, 2011 will vest in accordance with their original vesting schedules even if he is no longer employed, as long as he continues to make himself available at no additional compensation through the vesting date to perform consulting services on a limited basis. The provision is conditioned on his not violating any of the confidentiality, non-competition and non-solicitation provisions of the agreement. The rationale for the provision is that we felt we needed to ensure that he remain with us through the critical period surrounding this offering.

Perquisites and other personal benefits

Employment agreements in effect prior to July 31, 2010 had provisions for supplemental living allowances for Messrs. Mills, Sanchez, Knechtel and Pittas. Under the new employment agreements, only Mr. Mills and Mr. Sanchez receive after tax, monthly payments of one thousand dollars ($1,000) and two thousand three hundred dollars ($2,300), respectively. The payments are intended to cover miscellaneous expenses incurred by them in connection with working at their respective locations which were not in the same geographic area as their primary residence and to avoid substantial relocation costs.

In addition, we offer a personal umbrella liability insurance policy for senior leaders in our organization, including our named executive officers.

See the table under the caption entitled “—Summary compensation table—All other compensation” for amounts paid in 2010, designated as “Supplemental Living Allowance” and “Premiums for Personal Umbrella Liability policy”.

Use of marketplace data in compensation decisions

Although marketplace compensation data does not drive our compensation decisions, we do consider it. We considered marketplace data provided by Strategic Compensation Group in 2010 when establishing the compensation terms in the new employment agreements, including our named executive officers’ salaries for 2010 and target incentive opportunity levels for 2011 and future years. The data served as a point of reference for the Compensation Committee’s determinations in connection with the new employment agreements, but the committee ultimately made compensation decisions based on a subjective assessment of the totality of the executive’s experience, performance and value to Remy, and it did not target any particular percentile of the data.

The data consisted of a general executive compensation survey on over 800 companies prepared by Towers Perrin, to which we applied a formula contained in the survey that allows for the adjustment of the survey’s compensation amounts to take into account differences in revenue between the survey companies and us; a general executive compensation survey on over 3,000 companies prepared by Kenexa called CompAnalyst Executive, with a specific focus on companies with revenue between $800 million and $1.3 billion; and a custom comparator group of 13 companies that were selected, with our input, by Strategic Compensation Group, which ranged in revenue size from $419 million to $1.9 billion. The customized group of 13 companies is from the following industries: auto parts and equipment, aerospace, heavy truck and machinery, and electrical components and equipment. The companies in the customized comparator group were:

• AAR Corp.	• Sunpower Corp.
• Accuride Corp.	• Superior Industries Intl.
• Belden Inc.	• Transdigm Group Inc.
• Curtiss-Wright Corp.	• Wabco Holdings Inc.
• Enersys Inc.	• Wabtec Corp.
• Federal Signal Corp.	• Woodward Governor Co.
• Hexcel Corp.

Tax implications of executive compensation

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction available to companies with publicly traded stock for compensation paid for any fiscal year to the corporation’s Chief Executive Officer and the three other most highly compensated executive officers as of the end of the fiscal year, other than the Chief Financial Officer. The Compensation Committee intends to consider section 162(m) when structuring and approving incentive awards when this provision applies to us in the future. In certain situations, however, the Compensation Committee may approve compensation that does not meet section 162(m)’s requirements.

Accounting implications of executive compensation

For our cash awards, we follow the principles set forth in ASC 710, Compensation—General, pursuant to which we recognize a compensation expense ratably over the requisite service period, resulting in an accrued liability at the full eligibility date equal to the then present value of all of the future benefits expected to be paid.

We recognize compensation expense of all stock-based awards pursuant to the principles set forth in ASC 718, Compensation—Stock Compensation. Consequently, we record a compensation expense in our financial statements over the requisite service period for equity-based awards granted.

New plans adopted for 2011 and future years

Omnibus incentive plan

In October 2010, the board of directors approved a new stock incentive plan called the Remy International Inc. Omnibus Incentive Plan, which we refer to as the omnibus incentive plan. The omnibus incentive plan was amended as of March 24, 2011. The following describes the omnibus incentive plan as amended.

The omnibus incentive plan permits us to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or share based awards. Our employees, directors and consultants are eligible to participate. Actual participation, as well as the terms of the awards to those participants, will be determined by the Compensation Committee or other committee that the board of directors selects.

Subject to adjustment pursuant to the anti-dilution provisions of the plan, the omnibus incentive plan provides that the maximum number of shares of our common stock that may be delivered pursuant to awards under the plan is 5,500,000. Awards of restricted stock in respect of 1,084,544 shares have been granted under the omnibus incentive plan, which leaves 4,415,456 shares available for future awards. Subject to adjustment pursuant to the anti-dilution provisions of the plan, the omnibus incentive plan contains the following limitations of awards under the plan: the maximum number of our shares with respect to which stock options may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of stock appreciation rights that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which restricted stock units may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which performance shares may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum amount of compensation that may be paid with respect to performance units awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; the maximum amount of compensation that may be paid with respect to other awards awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; and the maximum dividend or dividend equivalent that may be paid to any participant in any fiscal year is $4,000,000.

The committee that administers the plan may specify that the attaining of performance measures will determine the degree of granting, vesting and/or payout with respect to awards that the committee intends to qualify for the performance-based exception from the tax deductibility limitations of section 162(m) of the Internal Revenue Code. If the committee determines to grant these types of performance-based awards, it may grant them subject to the attainment of the following performance measures: earnings per share, EBITDAR, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to the performance measures may be established at such levels and on such terms as the committee administering the plan may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or dividend equivalents) that are not intended to qualify for the performance-based exception under section 162(m) may be based on these or such other performance measures as the committee may determine. Achievement of performance goals in respect of awards intended to qualify under the performance-based exception will be measured over a performance period, and the goals will be established not later than 90 days after the beginning of the performance period or, if less than 90 days, the number of days that is equal to 25% of the relevant performance period applicable to the award. The committee administering the plan will have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that awards that are designed to qualify for the performance-based exception may not be adjusted upward (the committee may, in its discretion, adjust those awards downward).

Annual incentive plan

Under the 2011 annual incentive plan, which applies to the annual cash incentives for 2011, employees selected by the board of directors and/or our senior management are eligible to participate. For the portion of a participant’s incentive that is based upon the performance of our company, the performance objective is based 80% on our incentive plan adjusted EBITDA and 20% on our cash flow from operations (adding back capital expenditures and interest expense). For the portion of a participant’s incentive that is based upon the performance of the participant’s business unit, the performance objective is based 80% on the business unit’s incentive plan adjusted EBITDA and 20% on the business unit’s cash flow from operations (adding back capital expenditures and interest expense). The board of directors has discretion to adjust the results under the plan. The 2011 annual incentive plan does not specify maximum incentives that may be paid to a participant.

In March 2011, the Compensation Committee approved a new annual incentive plan for 2012 and future years, under which employees selected by the Compensation Committee are eligible to participate. The Compensation Committee will establish the performance objective or objectives each year for the participants’ awards, which will be based upon one or more of the following performance measures: earnings per share, EBITDAR, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, inventory or capital turn, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. The Compensation Committee will have discretion to adjust the amount of any incentive award that would otherwise be payable to a participant; provided, however, that incentive awards which would be subject to section 162(m) of the Internal Revenue Code may not be adjusted upward, although the Compensation Committee may, in its discretion, adjust those incentive awards downward. Awards that are not intended to qualify for the performance-based compensation exception to section 162(m) of the Internal Revenue Code may be based on these or such other performance measures as the Compensation Committee may determine. The maximum incentive award that may be paid under the new annual incentive plan to a participant during any fiscal year is $4,000,000.

Summary compensation table

The following Summary Compensation Table includes all base salary, incentives and other compensation earned by our named executive officers in 2010:

Name and principal position	Year	Salary(1)	Non-equity incentive plan compensation – 2010 annual incentive(2)	Non-equity incentive plan compensation – long-term incentive(3)	Total non-equity incentive plan compensation(4)	Change in pension value and non-qualified deferred compensation earnings(5)	All other compensation(6)	Total

John H. Weber, President, Chief Executive Officer and Director	2010	$906,250	$3,600,000	$5,764,960	$9,364,960	$251,078	$150,982	$10,673,270

Fred Knechtel, Senior Vice President and Chief Financial Officer	2010	270,833	375,000	360,310	735,310	—	53,864	1,060,007

John J. Pittas, Senior Vice President and President of Remy Inc.	2010	422,500	975,000	1,729,488	2,704,488	—	42,612	3,169,600

Jesus Sanchez, Senior Vice President and President of Remy Power Products	2010	313,333	457,500	720,620	1,178,120	—	51,278	1,542,731

Gerald T. Mills, Senior Vice President and Chief Human Resources Officer	2010	375,000	600,030	951,218	1,551,248	—	51,844	1,978,092

(1)	Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to defer receipt of salary, if any, into our qualified savings plan or deferred compensation plans.

(2)	Represents amounts earned in 2010 under the annual incentive plan.

(3)	Represents amounts earned in 2010 with respect to the three-year period from 2008 to 2010 under the Three-Year Plan.

(4)	Represents the total of the prior two columns.

(5)	Represents the change in the actuarial present value of the accumulated pension benefit under the SERP during the year for Mr. Weber.

(6)	Refer to the table below under “—All other compensation.”

All other compensation

The table below shows the components of “All other compensation” for the named executive officers for 2010.

Compensation	John H. Weber	Fred Knechtel	John J. Pittas	Jesus Sanchez	Gerald T. Mills

Supplemental Living Allowance(1)	—	29,254	7,000	12,480	11,051
Tax Gross-ups for Living Allowance(1)	—	13,421	3,065	3,642	5,136
Premiums for Personal Umbrella Liability Insurance Policy	700	700	700	700	700
Qualified Savings Plan Matching Contributions	9,800	7,989	9,800	9,800	9,800
DCP Matching Contributions(2)	140,482	2,500	22,047	24,656	25,157

Total	150,982	53,864	42,612	51,278	51,844

(1)	See discussion of supplemental living allowance under the heading “Perquisite and other personal benefits” for description of supplemental living allowances.

(2)	DCP matching contributions are also reflected in the “Nonqualified deferred compensation plan” below.

Grants of plan-based awards table

The following table sets forth information concerning plan-based awards granted during the 2010 fiscal year to our named executive officers.

	Estimated possible payouts under non-equity incentive plan awards
Name(1)	Threshold ($)	Target ($)	Maximum ($)

John H. Weber	1,200,000	2,400,000	3,600,000
Fred Knechtel	125,000	250,000	375,000
John J. Pittas	325,000	650,000	975,000
Jesus Sanchez	152,500	305,000	457,500
Gerald T. Mills	200,010	400,020	600,030

(1)	Amounts shown in the table reflect awards granted under the annual incentive plan.

As discussed in the Compensation Discussion and Analysis and as reflected in the named executive officers’ employment agreements, beginning in 2011, annual cash incentive opportunities will be significantly lower than they were in 2010.

Narrative discussion for summary compensation table and grants of plan-based awards table

Employment agreements

We have entered into employment agreements with our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the Potential Payments upon Termination or a Change in Control section. The following descriptions are based on the terms of the agreements as of December 31, 2010.

John H. Weber

We entered into an amended and restated employment agreement with Mr. Weber effective as of August 1, 2010, under which he serves as our Chief Executive Officer and President and a member of our board of directors. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Weber’s minimum annual salary is $950,000 per year, with an annual incentive target of $2,400,000 for 2010, and not less than 150% of his base salary in future years, which would equal $1,425,000 for 2011 based upon his salary as of December 31, 2010. The agreement provides that Mr. Weber will be eligible for a target long-term incentive under our Three-Year Plan of $4,000,000, payable depending upon financial performance during the three year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our SERP and our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $3,000,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant will be restricted stock.

Fred Knechtel

We entered into an amended and restated employment agreement with Mr. Knechtel effective as of August 1, 2010, under which he serves as our Senior Vice President and Chief Financial Officer. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Knechtel’s minimum annual salary is $300,000 per year, with an annual incentive target of $250,000 for 2010, and not less than 60% of his base salary in future years, which would equal $180,000 for 2011 based upon his salary as of December 31, 2010. The agreement provides that Mr. Knechtel will be eligible for a target long-term incentive under our Three-Year Plan of $250,000, payable depending upon financial performance during the three year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $600,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant will be restricted stock.

John J. Pittas

We entered into an amended and restated employment agreement with Mr. Pittas effective as of August 1, 2010, under which he serves as President of Remy, Inc. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Pittas’ minimum annual salary is $440,000 per year, with an annual incentive target of $650,000 for 2010, and not less than 70% of his base salary in future years, which would equal $308,000 for 2011 based upon his salary as of December 31, 2010. The agreement provides that Mr. Pittas will be eligible for a target long-term incentive under our Three-Year Plan of $1,200,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $1,250,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant will be restricted stock.

Jesus Sanchez

We entered into an amended and restated employment agreement with Mr. Sanchez effective as of August 1, 2010, under which he serves as our Senior Vice President and President of Remy Power Products. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Sanchez’s minimum annual salary is $325,000 per year, with an annual incentive target of $305,000 for 2010, and not less than 70% of his base salary in future years, which would equal $227,500 for 2011 based upon his salary as of December 31, 2010. The agreement provides that Mr. Sanchez will be eligible for a target long-term incentive under our Three-Year Plan of $500,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $1,250,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant will be restricted stock. Under the agreement, Mr. Sanchez will be entitled to a monthly reimbursement of $2,300 for miscellaneous business-related expenses incurred by him in connection with his working at the location of our Oklahoma offices.

Gerald T. Mills

We entered into an amended and restated employment agreement with Mr. Mills effective as of August 1, 2010, under which he serves as our Senior Vice President and Chief Human Resources Officer. The employment agreement’s term began on the effective date and continues until December 31, 2013, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Mills’ minimum annual salary is $375,000 per year, with an annual incentive target of $400,020 for 2010, and not less than 55% of his base salary in future years, which would equal $206,250 for 2011 based upon his salary as of December 31, 2010. So long as Mr. Mills remains continuously employed by us through December 31, 2011, he will be eligible to receive the earned 2011 annual incentive payment even if he is not employed on the date it is paid, provided that he has not violated the terms of his employment agreement, including his confidentiality and non-competition covenants. The agreement provides that Mr. Mills will be eligible for a target long-term incentive under our Three-Year Plan of $660,000, payable depending upon financial performance during the three-year period that began January 1, 2008 and ended on December 31, 2010. The agreement further provides that he will be eligible to participate in our stock incentive plans, and that for 2011 and each year thereafter he will receive an annual equity or cash long-term incentive grant valued by the board of directors at $600,000 or another amount determined by the board of directors. In 2011, the form of this long-term incentive grant will be restricted stock. If Mr. Mills remains continuously employed with us through September 2011, all stock granted prior to December 31, 2011 will continue to vest with its applicable vesting schedule even if Mr. Mills is not employed by us so long as he continues to make himself available to perform consulting services for us at no additional compensation and he does not violate the terms of the employment agreement, including his confidentiality and noncompetition covenants. Under the agreement, Mr. Mills will be entitled to a monthly reimbursement of $1,000 for miscellaneous business-related expenses incurred by him in connection with his working at the location of our offices.

Outstanding equity awards at fiscal year end

The following table shows information regarding unvested stock awards held by our named executive officers as of December 31, 2010. We have not granted any stock options to our named executive officers.

Name	Date of grant	Number of shares or units of stock that have not vested(1)	Market value of shares or units of stock that have not vested(2)

John H. Weber	12/07/07	134,737	$1,263,833
Fred Knechtel	—	—	—
John J. Pittas	12/07/07	33,347	312,795
	2/1/08	11,453	107,427
Jesus Sanchez	5/5/08	19,000	178,220
Gerald T. Mills	12/07/07	22,232	208,536

(1)	Vests at 12% on each of the first three anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment with the company, or earlier upon a change in control, except that Mr. Pittas’ February 2008 grant vests on the same dates and in the same proportions of his December 2007 grant rather than on anniversaries of its grant date. Accelerated vesting is discussed in more detail below under the section entitled “Potential payments upon termination or a change in control.”

(2)	To calculate the market value as of December 31, 2010, we use the computed fair value of our common stock as of November 23, 2010 of $9.38 per share which was determined by an independent appraiser.

Stock vested

The following table sets forth information concerning each vesting of stock, including restricted stock, during the fiscal year ended December 31, 2010 for each of our named executive officers on an aggregated basis.

Name	Number of shares acquired on vesting	Value realized on vesting

John H. Weber	25,263	$236,967
Fred Knechtel	—	—
John J. Pittas	8,400	78,792
Jesus Sanchez	3,000	13,050
Gerald T. Mills	4,168	39,096

(1)	The value of the shares vested in the table above is based on the fair value established as of November 23, 2010 of $9.38 per share, except for Mr. Sanchez’s shares which vested on May 15, 2010, and were valued at the fair value at that time of $4.35 per share.

Pension benefits

The following table sets forth information concerning the Supplemental Executive Retirement Plan, or the SERP, that our Chief Executive Officer participates in. Our Chief Executive Officer is the only active employee that participates in the SERP.

Name	Plan name	Number of years of credited service	Present value of accumulated benefit	Payments during last fiscal year

John H. Weber	Supplemental Executive Retirement Plan	9	$2,262,728	$—

The actuarial present value of the accumulated pension benefits in the SERP was determined using a discount rate assumption for 2010 of 5.41% and assumed retirement at age 62.

Under the terms of the SERP, Mr. Weber is entitled to a supplemental retirement benefit equal to 50% of his final average compensation at retirement, death or his “voluntary termination,” which the plan defines as Mr. Weber’s termination of employment before age 62 that is mutually acceptable to him and our Compensation Committee, with the amount payable each year for ten years. If Mr. Weber retires on or after attaining age 62, he will be entitled to receive his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following his retirement. If Mr. Weber has a voluntary termination (other than for “cause”), on or before he turns 62, he will be entitled to his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following the date he turns 62. If Mr. Weber retires on or after attaining age 55 with at least five years of service, but before turning 62, he would be entitled to his supplemental retirement benefit payable in quarterly installments beginning as of the calendar quarter following his termination date, but reduced based on the table below, or he could elect to delay payment until age 62 and receive an unreduced amount if the delay complies with section 409A of the Internal Revenue Code. If he begins to receive payment prior to attaining age 62, the benefit will be reduced by multiplying the benefit determined as of his termination of employment by the “early retirement factor” set forth below:

Payment starting age	Early retirement factor

55	0.500
56	0.580
57	0.660
58	0.740
59	0.820
60	0.900
61	0.950
62 or older	1.00

Mr. Weber is vested in his supplemental retirement benefit. He would forfeit the benefit, however, if he is terminated by us for cause. He would also forfeit the benefit if, after termination of employment, he engages in an activity that would constitute “cause” if he were still employed or if he competes with us in the 36-month period following his termination of employment. Under the SERP, “cause” means conviction for a felony or conviction for a lesser crime or offense involving the property of us or an affiliated employer, engaging in conduct that has caused demonstrable and material injury to us or an affiliated employer, or uncured gross dereliction of duties or other gross misconduct, or the disclosure of our confidential information.

Non-qualified deferred compensation

The following table sets forth information with respect to the named executive officers’ accounts under the Deferred Compensation Plan.

Name	Executive contributions in last fiscal year	Contributions by us in last fiscal year(1)	Aggregate earnings in last fiscal year	Aggregate withdrawals / distributions	Aggregate balance at last fiscal year end

John H. Weber	$175,602	$140,482	$55,463	$—	$686,394
Fred Knechtel	3,125	2,500	161	—	5,786
John J. Pittas	27,559	22,047	16,765	—	141,161
Jesus Sanchez	30,820	24,656	11,405	—	122,403
Gerald T. Mills	31,446	25,157	13,769	—	145,453

(1)	Contributions by us are also included in the All Other Compensation column in the Summary Compensation Table.

The DCP allows eligible employees to defer receipt of portions of their base salary and annual incentive awards and to receive employer contributions which cannot be provided under our qualified savings plan due to limitations under the Internal Revenue Code. Eligible employees can generally defer up to 50% of base salary and up to 90% of annual incentive compensation to the extent such contributions cannot be made to our qualified savings plan as a result of these limitations. The deferrals must be made in 5% increments. The DCP provides that we make matching contributions in an amount equal to the matching contribution amount that would have been made under the qualified savings plan had the compensation deferred under the DCP been deferred under the qualified savings plan. These matching contributions are equal to 100% of the first 3% of compensation deferred, and 50% of the next 2% of compensation deferred. In March 2011, the Compensation Committee terminated the matching company contributions effective April 1, 2011. While the DCP is unfunded, each participant directs both their deferrals and our contributions into investment options that are intended to mirror the investment options available in the qualified savings plan. As of each valuation date, the amount of the participant’s deferred compensation including our matching contributions is adjusted to reflect the appreciation and/or depreciation in the value of the investment alternative selected. The participants are fully vested in the DCP.

Potential payments upon termination or a change in control

The following narrative explains the potential payments and benefits that we are obligated to pay upon a termination of a named executive officer’s employment or upon a change in control. The table that follows reflects the estimated value of the benefits and payments that would be triggered in the various termination or change in control scenarios identified, other than (i) any accrued benefits that may be due as of the date of such termination (such as any accrued salary, reimbursement for unreimbursed business expenses and employee benefits that the executive may be entitled to under employment benefit plans), and (ii) any benefits available generally to salaried employees of the company. If a named executive officer is terminated for “cause,” or if the executive terminates employment without “good reason,” as defined below, our only obligation to the executive shall be payment of any accrued obligations. The table contains dollar amounts estimated for each termination or change in control scenario, assuming a termination date or change in control date of December 31, 2010, and utilizes the computed market value of Company common stock as of November 23, 2010 of $9.38 per share.

Potential payments under the employment agreements

As discussed above, we have entered into employment agreements with our named executive officers. The agreements contain provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits our named executive officers would receive in connection with various employment termination scenarios. Under the employment agreement, in addition to any accrued benefits, our named executive officers are generally entitled to the following upon a termination of employment by us for a reason other than “cause,” “death” or “disability” or by the executive for “good reason” (each as defined below).

•	The executive will be paid a prorated portion of his annual incentive based upon the actual incentive that would have been earned by the executive for the year in which his termination date occurs.

•

The executive will be paid a lump sum payment of 100% (200% for Mr. Weber) of the sum of (a) the employee’s annual base salary, and (b) the higher of (i) the highest of the annual incentive paid in the three calendar years prior to the date of termination, or (ii) the target annual incentive for the year of termination. This benefit is to be paid no later than 60 days following the date of termination.

•

So long as the executive pays the full monthly COBRA premiums, he will be entitled to continued medical and dental coverage for him and his dependents until the earlier of (i) two years after his termination date and (ii) the date he is first eligible for medical and dental coverage with a subsequent employer. The executive will be paid a lump sum payment equal to 24 months of COBRA premiums no later than 65 days following the date of termination based on the level of coverage in effect on the date of termination.

Under the employment agreement, upon a termination of employment by us on account of “death” or “disability,” our named executive officers are generally entitled to receive a lump-sum payment of the annual incentive awarded for the year of termination, but not less than the target incentive set for that year, pro-rated for the portion of the year prior to the date of termination. The payment will be made no later than 2 1/2 months after the calendar year end.

The employment agreements define the following terms:

“Cause” generally means:

•	the employee engages in gross misconduct or gross negligence in the performance of the employee’s material duties for the company;

•	the employee embezzles assets of the company;

•	the employee is convicted of or enters a plea of guilty or nolo contendere to a felony or misdemeanor involving moral turpitude;

•	the employee’s breach of any of the restrictive covenants set forth in the employment agreement;

•	the employee willfully and materially fails to follow the lawful and reasonable instructions of the Chief Executive Officer (or in the case of Mr. Weber, the board); or

•

the employee becomes barred or prohibited by the U.S. Securities and Exchange Commission or other regulatory body from holding his position with the company and the situation is not cured within 30 days after receipt of notice.

“Disability” is based upon the employee’s entitlement to long-term disability benefits under the company’s long-term disability plan or policy in effect on the date of termination.

“Good Reason” generally means an occurrence of any of the following events:

•	a material adverse change in the employee’s position or title, or managerial authority, duties or responsibilities or the conditions under which those duties or responsibilities are performed;

•	a material adverse change in the position to which the employee reports or a material diminution in the managerial authority, duties or responsibility of the person in that position;

•	a material diminution in the employee’s annual base salary or annual incentive opportunity, except in connection with a corporate officer salary decrease; or

•	notice of non-renewal of the employee’s agreement by the company or a material breach by the company of any of its obligations under the employment agreement.

Each named executive officer’s employment agreement includes an indefinite confidentiality provision and a noncompetition and non-solicitation provision for a term of one year following the termination of the executive’s employment for any reason other than termination by us without cause. The agreements also provide that we are entitled to damages and to obtain an injunction or decree of specific performance. The Compensation Committee can condition the right of the employee to receive an incentive award upon performance of these provisions. The failure by any party to insist on strict adherence to any term of the agreement will not be considered a waiver of that right or any other right under the agreement.

Each named executive officer’s employment agreement also provides that, if payments or benefits to be provided to the executive in connection with his termination of employment would be subject to the excise tax under section 4999 of the Internal Revenue Code, the executive may elect to reduce any payments or benefits to an amount equal to one dollar less than the amount that would be considered a parachute payment under section 280G of the Internal Revenue Code. The agreements do not provide for any excise tax gross-up payments.

Potential acceleration of restricted stock awards

In addition to the post-termination rights and obligations set forth in the employment agreements of our named executive officers, our restricted stock grants provide for the potential acceleration of vesting and/or payment of equity awards in connection with a change in control or certain terminations of employment. The grants of restricted stock fully vest upon a “change in control” of the company. Upon a termination of employment without “cause” or a resignation for “good reason,” or a termination of employment due to the executive’s death or “disability,” the shares that would have vested had the executive remained employed through the vesting date occurring in the calendar year in which the termination occurs and through the vesting date in the next calendar year will vest as of the date of termination of employment. The terms “cause,” “good reason,” and “disability” are defined in the named executive officers’ employment agreements. The term “change in control” means the occurrence of any of the following events:

•

we sell, convey or dispose of, by means of any transaction or series of transactions, all or substantially all the assets of the company, which includes assets accounting for 51% or more of the sales of the company and its subsidiaries taken as a whole during the immediately preceding twelve month period;

•

the merger or consolidation of the company with or into another “person” (as defined below) or the merger of another person with or into the company, by means of any transaction or series of transactions, other than a merger or consolidation transaction immediately following which (A) securities issued in such transaction and in all other merger or consolidation transactions after the date the company’s Series A Preferred Stock is issued, which we refer to as “merger issuance voting stock,” represented in the aggregate less than a majority of the total voting power of the “voting stock” (as defined below) of the surviving person in the merger or consolidation transaction immediately following the transaction and (b) the holders of securities representing the total voting power of the voting stock of the surviving person in the merger or consolidation transaction (other than merger issuance voting stock) hold such securities (other than merger issuance voting stock) immediately after such transaction and in the same proportion as before the transaction;

•

any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) other than (A) a person consisting of one or more “permitted holders” (as defined below) (or a person in which permitted holders hold a majority of the aggregate number of shares held by such person), (B) an underwriter of equity securities in a public offering or (C) a person pursuing a drag-along sale pursuant to the terms of the certificate of incorporation of the company, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a majority of the total voting power of our voting stock; provided, however, that such other person shall be deemed to beneficially own any voting stock of a specified person held by a parent entity, if such other person is the beneficial owner, directly or indirectly, of more than a majority of the voting power of the voting stock of such parent entity; or

•

at any time (A) that the company or any successor by merger or consolidation is a public reporting company under the Securities Exchange Act of 1934 with its common stock listed on a national securities exchange or (B) after a registration statement covering shares of common stock filed pursuant to a demand registration under the registration rights agreement entered into in connection with the plan of reorganization has become effective, individuals who on the effective date of our plan of reorganization constituted the board of directors (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of the company was made pursuant to special nomination rights provided under the company’s or such successor’s certificate of incorporation or a stockholders agreement between the company or such successor and such stockholder or stockholders or was approved by a vote of a majority of the directors of the company or such successor then still in office who were either directors on the effective date of our plan of reorganization or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors then in office.

Notwithstanding the foregoing definition, no change in control shall occur due solely to the restructuring of the company’s debt obligations. Other than for purposes of the third bullet point above, “person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity. “Permitted holders” means each noteholder party to that certain Plan Support Agreement, dated as of June 15, 2007, as the same may have been amended, modified and supplemented, and any affiliates of such noteholders. “Voting stock” means the capital stock of any person that is at the time entitled to vote in the election of the board of directors of such person.

Potential payments under the SERP

If Mr. Weber’s employment were terminated on December 31, 2010 due to his death or disability, as defined below, he would be entitled to his supplemental retirement benefit equal to 50% of his final average compensation, payable in quarterly installments over ten years. In the event of disability, the payments would begin as of the calendar quarter following the date of his termination of employment. In the event of his death, the payments would begin as soon as administratively feasible after his death. Under the SERP, “disability” means a determination by the Social Security Administration that Mr. Weber is totally disabled in accordance with the Social Security Act. The amounts payable to Mr. Weber if his employment terminated for any other reason would commence at age 62 and are disclosed in the Pension Benefits table, above.

Potential payments

The following table reflects the estimated value of the benefits and payments that would be triggered in the various termination scenarios identified or upon a change in control without termination, assuming a termination date or change in control date of December 31, 2010, and utilizes the computed market value of Company common stock as of November 23, 2010 of $9.38 per share:

Named executive officer	Termination by us for a reason other than cause, death or disability or by the employee for good reason	Termination by us for a reason other than cause, death or disability or by the employee for good reason in connection with a change in control	Change in control without termination	Termination due to death	Termination due to disability

John H. Weber
Cash severance payment(1)	$6,700,000	$6,700,000	$—	$—	$—
2010 annual incentive(2)	3,600,000	3,600,000	—	3,600,000	3,600,000
Benefits and payments(3)	—	—	—	—	—
Acceleration of restricted stock(4)	631,915	1,263,832	1,263,832	631,915	631,915
Total	10,931,915	11,563,832	1,263,832	4,231,915	4,231,915

Fred Knechtel
Cash severance payment(1)	550,000	550,000	—	—	—
2010 annual incentive(2)	375,000	375,000	—	375,000	375,000
Benefits and payments(3)	21,882	21,882	—	—	—
Total	946,882	946,882	—	375,000	375,000

John J. Pittas
Cash severance payment(1)	1,090,000	1,090,000	—	—	—
2010 annual incentive(2)	975,000	975,000	—	975,000	975,000
Benefits and payments(3)	19,707	19,707	—	—	—
Acceleration of restricted stock(4)	210,112	420,224	420,224	210,112	210,112
Total	2,294,819	2,504,931	420,224	1,185,112	1,185,112

Jesus Sanchez
Cash severance payment(1)	630,000	630,000	—	—	—
2010 annual incentive(2)	457,500	457,500	—	457,500	457,500
Benefits and payments(3)	19,707	19,707	—	—	—
Acceleration of restricted stock(4)	28,140	178,220	178,220	28,140	28,140
Total	1,135,347	1,285,427	178,220	485,640	485,640

Gerald T. Mills
Cash severance payment(1)	775,020	775,020	—	—	—
2010 annual incentive(2)	600,030	600,030	—	600,030	600,030
Benefits and payments(3)	19,707	19,707	—	—	—
Acceleration of restricted stock(4)	104,267	208,532	208,532	104,267	104,267
Total	1,499,024	1,603,289	208,532	704,297	704,297

(1)	Represents 100% (200% for Mr. Weber) of the sum of (a) the named executive officers’ annual base salary, and (b) the target annual incentive for the year of termination.

(2)	Represents a pro-rata portion of the named executive officer’s actual 2010 incentive. Because the executive is assumed to have worked through December 31, 2010, the full actual incentive is shown. This payment is in lieu of the incentive payment the executive would have otherwise received.

(3)	Represents payments made to the named executive officers equal to 24 months of COBRA coverage for those executives who would be eligible for COBRA continuation coverage.

(4)	Represents the value of restricted stock that accelerates and vests, based upon an assumed value of $9.38 per share. In the case of a termination of employment without cause, for good reason, or due to death or disability, the following amounts of restricted stock accelerate and vest: 32% of the executive’s grant in the case of Messrs. Weber, Pittas and Mills; and 12% of the executive’s grant in the case of Mr. Sanchez. In the case a change in control, all unvested shares accelerate and vest.

Delay of severance payments under section 409A

Section 409A of the Internal Revenue Code and the Treasury regulations and related guidance promulgated thereunder, which we collectively refer to as Section 409A, postpones the payment of certain severance amounts and benefits that exceed the limits established under Section 409A until the six-month anniversary of the executive’s separation from service. The agreements contain a provision for this delay in order to comply with the Code.

Discussion of our compensation policies and practices as they relate to risk management

We believe that our compensation policies and practices for all employees, including our named executive officers, do not create risks that are reasonably likely to have a material adverse effect on our company. The process we undertook to reach this conclusion consisted of a review and discussion of the various elements of our compensation program for our named executive officers. In our review and discussion, we noted that these elements include a balance of fixed and variable compensation, that the variable compensation consists of both short-term and long-term incentive plans, and that the incentive plans provide for the vesting of certain benefits over several years. We further noted that our performance metrics to determine compensation levels under these plans for our named executive officers use measurable corporate and business division financial performance goals that are subject to internal review and approval, and that the incentive-based awards are subject to maximum payouts. We used this review of the named executive officers’ compensation as a guide for our other employees because our other employees do not have incentive-based compensation that materially differs in form from that of our named executive officers.

Director compensation for 2010

Director(1)	Fees earned or paid in cash	Total

Brent B. Bickett	$73,000	$73,000
William P. Foley, II	93,750	93,750
Lawrence F. Hagenbuch	69,750	69,750
Stephen Magee	59,500	59,500
Alan L. Stinson	89,500	89,500
Norman Stout	95,500	95,500

(1)	The directors had no outstanding unvested stock awards or unexercised option awards as of December 31, 2010.

We pay director compensation only to our non-employee directors. Effective July 1, 2010 such cash compensation consisted of:

•	an annual cash retainer of $50,000 for board members, other than the chairperson, and $80,000 for the chairperson;

•	meeting fees of $1,500 for each board and committee meeting attended or $1,000 for each meeting attended telephonically;

•	an annual retainer of $15,000 for acting as a Chair of the Audit Committee and an annual retainer of $10,000 for acting as a member of the Audit Committee; and

•	an annual retainer of $8,000 for acting as a Chair of any other committee and an annual retainer of $5,500 for acting as a member of any other Committee.

Before July 1, 2010, the cash compensation was consistent with that described above, except that the retainer for the Chair of the audit committee was $10,000, the retainer for committee members was $5,000 with additional amounts paid to audit committee members and the retainer for committee Chairs other than the audit committee was $5,000. We also reimburse our directors for their travel and related out-of-pocket expenses in connection with attending board, committee and stockholders’ meetings.

In addition, we anticipate that annual equity awards will be an aspect of director compensation. On January 4, 2011, we granted our board members an aggregate of 335,455 shares of restricted stock. Individual grant amounts were as follows: Mr. Foley 163,636 shares; Mr. Bickett 81,818 shares; Mr. Stinson 28,636 shares; Mr. Hagenbuch 20,455 shares; Mr. Magee 20,455 shares; and Mr. Stout 20,455 shares.

Certain relationships and related party transactions

In addition to the director and executive compensation arrangements discussed above under “Executive compensation,” we describe below each other transaction, since January 1, 2008, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

a director, executive officer, holder or group of holders known to us to beneficially own more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest in the transaction.

We refer to these transactions as related party transactions.

Rights offering

In January 2011, we completed a common stock rights offering in which eligible stockholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11.00 per share. The total proceeds to us were $217.0 million, consisting of $123.4 million in cash proceeds and the delivery to us of 48,004 shares of our Series A and Series B preferred stock having a total liquidation preference and accrued dividends of $93.5 million. We exchanged these shares of preferred stock for common stock in lieu of cash payment. In the rights offering, Fidelity National Special Opportunities, Inc., or FNSO, a wholly-owned subsidiary of FNF and a holder of more than 5% of our voting securities, acquired 9,870,130 shares of our common stock for total consideration of $108.6 million, consisting of $26.0 million in cash and 42,359 shares of our preferred stock, together with the accrued dividends.

In addition, our executive officers and directors participated in the rights offering as indicated below:

Name	Number of shares of common stock purchased	Aggregate consideration paid

John H. Weber	200,000	$2,200,000
Fred Knechtel	18,000	198,000
John J. Pittas	25,000	275,000
Brent B. Bickett	40,000	440,000
William P. Foley, II	100,000	1,100,000
Stephen Magee	40,000	440,000
Alan L. Stinson	40,000	440,000
Norman Stout	40,000	440,000
Gerald T. Mills	10,718	117,898
Jesus Sanchez	4,545	49,995

New term loan

FNF is one of the lenders under our new term loan that we obtained in December 2010. FNF provided $30 million principal amount of the total $300 million principal amount of the loan. As of March 31, 2011, the interest rate on the term loan was 6.25% and the amount outstanding held by FNF was $29.925 million. If we decide to use any of the proceeds to us from this offering to repay any outstanding balance on this new term loan, then FNF would receive a pro rata repayment.

Redemption of PIK notes

In December 2007, we issued $100.0 million principal amount of third-priority floating rate secured PIK notes due December 1, 2014, or the PIK notes. On December 17, 2010, we redeemed these PIK notes. At the time of redemption, FNF held $50.3 million in principal amount of these PIK notes. Pursuant to this redemption, we paid FNF $54.8 million, representing the principal amount held by FNF plus a premium of $4.5 million. During 2010, we paid FNF $5.1 million in interest on account of these PIK notes.

Registration rights agreement

We are party to a registration rights agreement with FNF and several other holders and their permitted transferees (whom we refer to as the covered holders) of our common stock. We entered into this agreement in connection with our emergence from bankruptcy in 2007. The agreement covers all shares of common stock held by the covered holders.

Demand registration

After this offering, any covered holder of both:

•	at least 10% of the total number of shares held by all covered holders; and

•	at least 5% of the total number of our shares of common stock as of the date of our emergence from bankruptcy may request that we register for sale under the Securities Act all or any portion of the shares of our common stock that the covered holder owns. All other covered holders may then join in the registration request. The covered holders are entitled to a total of five demand registrations, other than registrations on Form S-3, which are unlimited. We are not required to effect any demand registration within 30 days before the filing, or during the 180 days following the effectiveness, of any other registration statement (other than on Form S-4 or Form S-8), except that this 180 day period is instead 60 days if the previous registration statement was filed in response to a demand for registration on Form S-3. We may delay complying with a request for registration if our board of directors determines in good faith that the filing would be seriously detrimental to us because it would adversely affect any acquisition, disposition or other material transaction or financing activity involving us, require premature disclosure of material information that we have a bona fide reason to keep confidential or render us unable to comply with the federal securities. However, the delay cannot be in excess of 60 days, and we may exercise this right to delay only once in any 12-month period.

Piggyback rights

The covered holders also hold “piggyback” registration rights that allow them to include the shares of our stock that they own in any public offering of equity securities that we initiate

(other than pursuant to any registration statement for the sale of securities to company employees or for the issuance of shares in certain acquisitions). These “piggyback” registration rights are subject to reduction in the event that not all of the shares that we and the covered holders propose to sell can be sold in the proposed offering.

Indemnification and expenses

We have agreed to indemnify each covered holder against any losses or damages resulting from any actual or alleged untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells our shares or any actual or alleged violation of law in connection with the foregoing, unless the liability arose from the covered holder’s misstatement or omission made in writing to us expressly for use in the registration statement, for which the covered holder has agreed to indemnify us with respect to itself. We will pay all expenses incidental to our performance under the registration rights agreement, and each covered holder will pay its portion of all underwriting discounts, commissions and transfer taxes relating to the sale of its shares under the registration rights agreement.

Aircraft lease

We entered into an aircraft lease agreement with Pinnacle Recapture Leasing, LLC, or PRL, on December 1, 2009 and amended that agreement on December 10, 2010. Our president and CEO, John H. Weber, owns PRL. Pursuant to the amended agreement, we lease a 2010 Socata TBM 850 aircraft for business use. The monthly lease payment is $15,000, plus an hourly rate of $890 per flight hour for all flight hours in excess of 14 hours per month. We also pay all other aircraft operating expenses, including fuel, for Remy business use. We may terminate this agreement at our election by paying a termination fee equal to 12 months of rent. In 2010, we paid PRL $180,000 for rent, $54,646 for time, $54,869 for fuel and $16,503 for tax, an aggregate of $306,018. In the first quarter of 2011, we paid PRL $45,000 for rent, $20,025 for time, $10,003 for fuel and $4,552 for tax, an aggregate of $79,580. Remy has not made any payments, under this lease agreement or otherwise, to Mr. Weber or PRL relating to Mr. Weber’s personal use of the leased aircraft.

Review, approval or ratification of transactions with related persons

Our audit committee charter requires our audit committee to review and approve or ratify all related party transactions. This policy covers all transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended. Under the charter, before entering into any related party transaction, the relevant related person (or the relevant director, nominee, officer or beneficial owner, in the case of a covered family member), or the Chief Financial Officer or his designee, is expected to submit the related party transaction to the audit committee for approval, unless the transaction has been approved by the full board or another duly authorized committee thereof with respect to a particular transaction or transactions. The charter requires the committee to make these decisions based on its consideration of all relevant factors, including, but not limited to:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts relating to the transaction, including the amount and terms thereof;

•	the benefits to us of the transaction;

•

if applicable, the availability of other sources of comparable products or services, the costs payable or revenues available from using alternative sources and the speed and certainty of performance of such third parties; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the Chief Financial Officer becomes aware of any related party transaction that is currently ongoing and that has not previously been submitted for such review, he or his designee must submit or cause to be submitted the transaction to the audit committee for consideration. In such event, the transaction will be considered as described above. If a transaction is reviewed and not approved or ratified, then the committee may recommend a course of action to be taken, which may include termination of the transaction. The provisions of our audit committee charter described above are in addition to, and do not supersede, any other applicable company policies or procedures, including our code of ethics.

Principal and selling stockholders

The following table shows information within our knowledge with respect to the beneficial ownership of our common stock as of March 31, 2011, as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each of our directors;

•	each named executive officer;

•	each selling stockholder;

•	each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the SEC’s rules. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The table is based on 31,351,310 shares of our common stock outstanding as of March 31, 2011, and shares outstanding immediately after this offering. The table below does not take into account any shares the named individuals or entities may purchase in this offering. Unless otherwise noted below, the address for each beneficial owner listed in the table below is: c/o Remy International, Inc., 600 Corporation Drive, Pendleton, Indiana 46064.

Name and address of beneficial owner	Number of shares beneficially owned before this offering	Percent owned before this offering	Number of shares being offered	Number of shares beneficially owned after this offering	Percent owned after this offering

5% Stockholders and Selling Stockholders:
Fidelity National Special Opportunities, Inc(1).	14,805,195	47.2%	—	14,805,195	[ ]%

Named Executive Officers and Directors:
John H. Weber	683,253	2.2%	—	683,253	[ ]%
Fred Knechtel	72,545	*	—	72,545	[ ]%
John J. Pittas	208,636	*	—	208,636	[ ]%
Jesus Sanchez	143,181	*	—	143,181	[ ]%
Gerald T. Mills	100,000	*	—	100,000	[ ]%
William P. Foley, II	313,636	1.0%	—	313,636	[ ]%
Alan L. Stinson	88,636	*	—	88,636	[ ]%
Brent B. Bickett	141,818	*	—	141,818	[ ]%
Lawrence F. Hagenbuch	40,455	*	—	40,455	[ ]%
Stephen Magee	60,000	*	—	60,000	[ ]%
Norman Stout	80,000	*	—	80,000	[ ]%
All executive officers and directors as a group (12 persons)	1,932,160	6.2%	—	1,932,160	[ ]%

*	Less than 1% of the outstanding common stock
(1)

The address of Fidelity National Special Opportunities, Inc. (“FNSO”), is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204. FNSO’s board of directors has voting and dispositive power over the shares held by FNSO.

Description of capital stock

The following description of select provisions of our amended and restated certificate of incorporation and bylaws that will be in effect immediately after completion of this offering, and of the Delaware General Corporation Law, is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our amended and restated certificate of incorporation and bylaws to be effect immediately after completion of this offering, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the provisions of Delaware law. See “Where you can find more information” for information on where to obtain copies of our amended and restated certificate of incorporation and our bylaws.

General

At the closing of this offering, our authorized capital stock will consist of 240 million shares of common stock, par value $0.0001 per share, and 40 million shares of preferred stock, par value $0.0001 per share.

Common stock

Subject to the prior dividend rights of holders of any shares of preferred stock, holders of our common stock will be entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See “Dividend Policy.” Holders of our common stock will be entitled to one vote per share on each matter on which the holders of common stock are entitled to vote and will not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below. No holder of shares of our common stock will have any preemptive right to acquire shares of our common stock pursuant to our amended and restated certificate of incorporation or pursuant to the Delaware General Corporation Law. The shares of common stock to be issued by us in this offering will be, and the shares to be sold in this offering by the selling stockholders are, fully paid and non-assessable. For a discussion of registration rights held by certain of our existing stockholders, see “Certain relationships and related party transactions—Registration rights agreement.”

Preferred stock

Subject to the approval by holders of shares of any series of preferred stock, to the extent such approval is required, the board of directors will have the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights (including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences) of the shares constituting any series, without any further vote or action by common stockholders.

If we are dissolved and there are insufficient assets available to pay in full the preferential amount to which the holders of preferred stock are entitled over the holders of common stock, then the assets, or the proceeds of the assets, will be distributed among the holders of each series of preferred stock ratably in accordance with the sums that would be payable on the distribution if all sums payable were discharged in full.

Anti-takeover effects of provisions of our amended and restated certificate of incorporation and bylaws and delaware law

A number of provisions of our amended and restated certificate of incorporation and bylaws that will become effective immediately after the closing of this offering deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of these documents and Delaware law that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt (for example, by means of a tender offer, unsolicited merger proposal or a proxy contest) that is not approved by our board of directors but that individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in the transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult.

The provisions summarized below are expected to discourage coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals, because negotiation of the proposals could result in an improvement of their terms.

Common stock

Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances, we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred stock

The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price, and the voting and the other rights of the holders, of our common stock.

No stockholder action by written consent; special meetings

Our amended and restated certificate of incorporation and bylaws will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or by the chairperson of the board of directors or the chief executive officer. Stockholders will not be able to call a special meeting or require that our board of directors call a special meeting of stockholders.

Notice provisions relating to stockholder proposals and nominees

Our amended and restated bylaws will provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders’ meeting, then the stockholder’s written notice must be received by us not less than 90 nor more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or 60 days after that anniversary date, then notice by the stockholder must be received by us not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the date of the meeting or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination as well as other specified information and must include a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under the Exchange Act and the bylaws. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Board classification

Our certificate of incorporation and bylaws will provide that our board of directors is divided into three classes. Our initial board of directors is expected to consist of seven members. The term of the first class of directors expires at our 2012 annual meeting of stockholders, the term of the second class of directors expires at our 2013 annual meeting of stockholders and the term of the third class of directors expires at our 2014 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, with one class being elected each year by our stockholders.

Size of board and vacancies; removal

Our amended and restate certificate of incorporation will provide that the number of members of the board of directors will be fixed exclusively by a resolution adopted by the affirmative vote of the board of directors, subject to the rights of the holders of preferred stock, if any.

Subject to the applicable terms of any series of preferred stock, any vacancy on our board of directors, however created, may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Subject to the rights, if any, of the holders of shares of preferred stock, a director or the entire board of directors may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors.

Voting requirements on amending our bylaws

Our amended and restated certificate of incorporation and bylaws will provide that amendments to our bylaws may be made by our board of directors. Stockholders may also amend our bylaws or adopt additional bylaws only by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote.

Section 203 of the Delaware General Corporation Law

After this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the time the stockholder became an interested stockholder, unless either:

•

prior to the time that the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	shares owned by persons who are directors and also officers; and

•

shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time the stockholder became an interested stockholder, the business combination is:

•	approved by our board of directors; and

•

authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

In general, the Delaware General Corporation Law defines an interested stockholder to be an entity or person that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.

The Delaware General Corporation Law generally defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or its majority-owned subsidiary that involves the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Because we were not subject to Section 203 prior to this offering, following this offering Fidelity National Financial, Inc. and its subsidiaries is not considered to be an interested stockholder.

Limitations on director liability

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision cannot eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock); or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Provisions of our certificate of incorporation governing corporate opportunities

To address situations in which officers or directors may have conflicting duties to different corporations, Section 122(17) of the Delaware General Corporation Law allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. Our certificate of incorporation that will be in effect immediately after completion of this offering will renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for members of our board who are not our employees. For purposes of these provisions, a director who is the chairman of our board of directors shall not be deemed to be an employee of the company solely by reason of holding such position. We do not renounce our interest in any corporate opportunity offered to any director who is not an employee of the company if such opportunity is expressly offered to such person solely in his or her capacity as our director. By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation.

Choice of Forum

Our certificate of incorporation that will be in effect immediately after completion of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction. By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation.

New York Stock Exchange listing

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “RMYI.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

Shares eligible for future sale

Immediately before this offering, there was no active trading market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of March 31, 2011, approximately             shares of our common stock will be outstanding after the completion of this offering (or approximately             shares, if the underwriters fully exercise their over-allotment option). Of those shares, the             shares of common stock we and the selling stockholders are selling in this offering (or             shares, if the underwriters fully exercise their over-allotment option) will be freely transferable without restriction, unless purchased by any of our affiliates. The remaining              shares of our common stock outstanding immediately following the completion of this offering, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

Lock-up agreements

Our directors and executive officers, the selling stockholders and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended, or the Securities Act. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares we and the selling stockholders are selling in this offering will not be restricted securities. However, all the shares we have issued before this offering are restricted securities, and they will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

A person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a Form 144 with the SEC.

Sales by these persons must also satisfy requirements relating to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a minimum holding period for those securities. All other persons may rely on Rule 144 to freely sell our restricted securities, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

Rule 144 does not supersede our security holders’ contractual obligations under the lock-up agreements described above.

Rule 701

Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, of these persons:

•

those who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144; and

•

those who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144’s minimum holding period restriction.

Rule 701 does not supersede our security holders’ contractual obligations under the lock-up agreements described above.

Sale of restricted securities

The 31,351,310 shares of our common stock that were outstanding on March 31, 2011 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration, approximately as follows:

•	shares of common stock will be immediately eligible for sale in the public market without restriction;

•

             shares of common stock will become eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement relating to this prospectus; and

•

the remaining              shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

Registration rights

After this offering, the holders of an aggregate of [            ] shares of our common stock, or [    ]% of our common stock outstanding after the closing of this offering, based on the number of shares outstanding as of March 31, 2011, will have certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Certain relationships and related party transactions—Registration rights agreement.”

Stock options

As of March 31, 2011, there were no outstanding options to acquire newly issued shares of our common stock. As of that date, there were restricted stock units outstanding pursuant to which we are obligated to issue up to 37,468 shares of our common stock as those units vest.

Warrants

As of March 31, 2011, there were no outstanding warrants to acquire newly issued shares of our common stock.

Material U.S. federal income tax consequences to non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities classified as a partnership for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, insurance companies or other financial institutions;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax; or

•	persons holding our common stock as part of a hedging or conversion transaction, straddle or a constructive sale or other risk-reduction strategy.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS HEREIN IS NOT TAX OR LEGAL ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME AND ESTATE AND GIFT TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING CHANGES OR PROPOSED CHANGES IN ANY SUCH LAWS) AND TAX TREATIES.

Definition of non-U.S. holder

For purposes of this discussion, the term “non-U.S. holder” means any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other pass-through entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on our common stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on disposition of our common stock” below.

Subject to the next paragraph, dividends paid to a non-U.S. holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with such holder’s conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation may also be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on disposition of our common stock

Subject to the discussion under “—Information reporting and backup withholding” below, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes during the relevant statutory period. The Company believes that it is not, and does not anticipate becoming, a USRPHC.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Further, non-U.S. holders that are foreign corporations may also be subject to the branch profits tax described above. Non-U.S. holders are urged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Any gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S.

trade or business, or if withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, will not apply to distribution payments to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, as applicable, and satisfying certain other requirements. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certain certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the previous paragraph will satisfy the certification requirements necessary to avoid backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Backup withholding and information reporting rules are complex. Non-U.S. holders are urged to consult their tax advisors regarding the application of these rules to them.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC

Total

Except as described below with respect to their over-allotment option, the underwriters are committed to purchase all the common stock offered by us and the selling stockholders, if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us				Paid by selling stockholders				Total

		Without over- allotment exercise		With over- allotment exercise		Without over- allotment exercise		With over- allotment exercise		Without over- allotment exercise		With over- allotment exercise

Per share	$		$		$		$		$		$
Total	$		$		$		$		$		$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

The underwriters have reserved for sale at the initial public offering price up to            shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares of common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives, for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, the selling stockholders and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters, J.P. Morgan Securities LLC in its capacity as qualified independent underwriter and their controlling persons against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on the New York Stock Exchange, or NYSE, under the symbol “RMYI.”

In connection with the listing of the shares of common stock on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the SEC, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Immediately prior to this offering, there was no active public market for our common stock, although our common stock was quoted on the Over-The-Counter Pink Sheets (“OTC Pink Sheets”). The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history of, and prospects for, the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

The prices of our common stock quoted on the OTC Pink Sheets during recent periods will also be considered in determining the initial public offering price. It should be noted, however, that there has historically been a limited volume of trading in our common stock. Therefore, the prices of our common stock quoted on the OTC Pink Sheets will only be one factor in determining the initial public offering price. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Prices of our common stock have been quoted on the OTC Pink Sheets since December 14, 2007, currently under the symbol “RMYI.”

The following table sets forth, for the periods indicated, the high and low prices quoted for our common stock on the OTC Pink Sheets.

	High	Low

Fiscal Year Ended December 31, 2009
First quarter	$0.50	$0.38
Second quarter	$5.00	$1.00
Third quarter	$4.50	$1.00
Fourth quarter	$3.44	$1.00

Fiscal Year Ending December 31, 2010
First quarter	$13.50	$1.27
Second quarter	$20.00	$10.00
Third quarter	$14.00	$10.00
Fourth quarter	$16.00	$11.25

Fiscal Year Ending December 31, 2011
First quarter	$24.00	$14.00
Second quarter (through May 5, 2011)	$24.25	$22.00

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters and their affiliates are lenders under our new revolving credit facility and new term loan. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing arrangements.” From time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold, on behalf of themselves or their customers, long or short positions, in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities referred to by this prospectus in any jurisdiction in which such an offer or solicitation is unlawful.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

This offering document has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 et seq. of the Autorité des marchés financiers (AMF) regulations and has therefore not been submitted to the AMF for prior approval or otherwise, and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France, and neither this offering document nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such offering document nor any other offering material relating to the securities shall be delivered by them to any person or reproduced (in whole or in part). Such “qualified investors” and the limited circle of investors referred to in Article L.411-2II2 are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and, in particular, those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 et seq. of the French Code monétaire et financier).

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere, other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation. Accordingly, the shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation; provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law). Accordingly, no resident of Japan may participate in the offering of the shares, and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), and, accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he or she is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of our shares has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”), and, therefore, none of our shares may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to our shares have been or will be registered with the CNMV, and, therefore, they are not intended for the public offer of our shares in Spain.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (“UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE, including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Conflicts of interest

We may use more than 5% of the net proceeds from the sale of the common stock to repay indebtedness under our new revolving credit facility and new term loan (see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Financing arrangements”) owed by us to affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Accordingly, the offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority’s Conduct Rules. This rule provides generally that if more than 5% of the net proceeds from the sale of securities, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the common stock may not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, J.P. Morgan Securities LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by J.P. Morgan Securities LLC.

Legal matters

Various legal matters with respect to the validity of the shares of common stock offered by this prospectus will be passed upon for us by Dewey & LeBoeuf LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements (including schedule) of Remy International, Inc. as of December 31, 2010 and December 31, 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. The SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet website at http://www.remyinc.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Remy International, Inc.

We have audited the accompanying consolidated balance sheets of Remy International, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 16, Schedule II, of Amendment No. 1 to Form S-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Remy International, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Indianapolis, Indiana

March 25, 2011

Remy International, Inc.

Consolidated balance sheets

	As of
	December 31,
(In thousands of dollars)	2010	2009

Assets:
Current assets:
Cash and cash equivalents	$37,514	$30,171
Trade accounts receivable (less allowances of $2,364 and $2,927)	190,001	164,588
Other receivables	16,258	16,845
Inventories	143,021	130,506
Deferred income taxes	3,966	3,163
Prepaid expenses and other current assets	16,304	7,334

Total current assets	407,064	352,607

Property, plant and equipment	190,841	172,715
Less accumulated depreciation and amortization	55,743	37,235

Property, plant and equipment, net	135,098	135,480

Deferred financing costs, net of amortization	7,386	2,523
Goodwill	270,314	273,786
Intangibles, net	119,119	134,312
Other noncurrent assets	30,175	28,547

Total assets	$969,156	$927,255

Liabilities and Equity:
Current liabilities:
Short-term debt	$18,334	$22,969
Current maturities of long-term debt	3,347	2,340
Accounts payable	157,095	128,100
Accrued interest	1,043	1,592
Accrued restructuring	612	2,190
Other current liabilities and accrued expenses	144,871	122,693

Total current liabilities	325,302	279,884

Long-term debt, net of current maturities	317,769	337,905

Postretirement benefits other than pensions	1,371	1,552
Accrued pension benefits	21,002	17,816
Deferred income taxes	29,905	30,269
Other noncurrent liabilities	30,218	41,296

Redeemable preferred stock:
Class A shares, 27,000 shares issued and outstanding	51,581	42,093
Class B shares, 60,000 shares issued and outstanding	114,535	93,452

Equity:
Remy International, Inc. stockholders’ equity;
Common stock, Par value of $0.0001; 10,755,704 shares issued and 176,057 treasury shares at December 31, 2010, and 10,755,704 shares issued and 158,990 treasury shares at December 31, 2009.	1	1
Additional paid-in capital	103,932	112,471
Accumulated deficit	(14,453)	(10,535)
Accumulated other comprehensive loss	(21,357)	(27,468)

Total Remy International, Inc. stockholders’ equity	68,123	74,469
Noncontrolling interest	9,350	8,519

Total equity	77,473	82,988

Total liabilities and equity	$969,156	$927,255

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of operations

(In thousands of dollars, except per share amounts)	Years ended December 31,
	2010	2009	2008

Net sales	$1,103,799	$910,745	$1,100,805
Cost of goods sold	866,761	720,723	916,375

Gross profit	237,038	190,022	184,430

Selling, general, and administrative expenses	127,405	101,827	109,683
Reorganization items	—	—	2,762
Intangible asset impairment charges	—	4,000	1,500
Restructuring and other charges	3,963	7,583	15,325

Operating income	105,670	76,612	55,160

Other income	—	—	2,223
Interest expense	46,739	49,534	54,938
Loss on extinguishment of debt	19,403	—	—

Income before income taxes	39,528	27,078	2,445
Income tax expense	18,337	13,018	6,818

Net income (loss)	21,191	14,060	(4,373)
Less net income attributable to noncontrolling interest	4,273	3,272	1,403

Net income (loss) attributable to Remy International, Inc.	16,918	10,788	(5,776)
Preferred stock dividends	(30,571)	(25,581)	(23,145)

Net loss attributable to common stockholders	$(13,653)	$(14,793)	$(28,921)

Basic and diluted earnings (loss) per share:
Earnings (loss) per share	$(1.33)	$(1.46)	$(2.89)

Weighted average shares outstanding	10,278	10,130	10,004

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of changes in stockholders’ equity

(In thousands of dollars)	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Remy International, Inc. stockholders’ Equity	Noncontrolling interest

Balances at December 31, 2007	$1	$146,562	$(4,537)	$778	$142,804	$5,761

Net (loss) income			(4,373)		(4,373)	1,403
Less net income attributable to noncontrolling interest			(1,403)		(1,403)
Less distribution to noncontrolling interest						(1,171)
Foreign currency translation				(24,058)	(24,058)	427
Unrealized losses on derivative instruments and interest rate swaps				(8,741)	(8,741)
Defined benefit plans				(7,853)	(7,853)

Total comprehensive loss					(46,428)	659
Amortization of restricted stock grants		1,800			1,800
Preferred stock dividends		(23,145)			(23,145)

Balances at December 31, 2008	1	125,217	(10,313)	(39,874)	75,031	6,420

Net income			14,060		14,060	3,272
Less net income attributable to noncontrolling interest			(3,272)		(3,272)
Less distribution to noncontrolling interest						(1,430)
Foreign currency translation				4,435	4,435	257
Unrealized gains on derivative instruments and interest rate swaps				5,520	5,520
Defined benefit plans				2,451	2,451

Total comprehensive income					23,194	2,099
Amortization of restricted stock grants		1,825			1,825
Preferred stock dividends		(14,571)	(11,010)		(25,581)

Balances at December 31, 2009	1	112,471	(10,535)	(27,468)	74,469	8,519

Net income			21,191		21,191	4,273
Less net income attributable to noncontrolling interest			(4,273)		(4,273)
Less distribution to noncontrolling interest						(3,420)
Foreign currency translation				1,813	1,813	(22)
Unrealized gains on derivative instruments and interest rate swaps, net of tax				8,339	8,339
Defined benefit plans, net of tax				(4,041)	(4,041)

Total comprehensive income					23,029	831
Amortization of restricted stock grants		1,196			1,196
Preferred stock dividends		(9,735)	(20,836)		(30,571)

Balances at December 31, 2010	$1	$103,932	$(14,453)	$(21,357)	$68,123	$9,350

See accompanying notes to consolidated financial statements.

Remy International, Inc.

Consolidated statements of cash flows

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Cash Flows from Operating Activities:
Net income (loss)	$21,191	$14,060	$(4,373)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	29,269	30,798	24,758
Amortization of debt issuance costs	1,868	1,845	1,696
Noncash compensation expense	1,196	1,825	1,800
Loss on extinguishment of debt	19,403	—	—
Impairment charges	—	4,000	5,085
Settlement gain on postretirement benefits	—	(11,987)	—
Gain on sale of assets	—	—	(754)
Interest on PIK notes	—	16,715	16,535
Deferred income taxes	1,305	2,072	729
Accrued pension and postretirement benefits, net	(3,096)	7,465	(687)
Restructuring and other charges	3,963	7,583	11,740
Cash payments for restructuring charges	(3,253)	(11,504)	(6,458)
Other	(5,250)	(2,719)	(1,581)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(24,241)	(34,414)	13,928
Inventories	(13,888)	35,938	3,193
Accounts payable	28,471	13,086	(25,791)
Other current assets and liabilities, net	20,768	8,440	(27,248)
Other noncurrent assets, liabilities, and other	(3,808)	(10,534)	(562)

Net cash provided by operating activities	73,898	72,669	12,010

Cash Flows from Investing Activities:
Net proceeds on sale of assets	—	6,000	5,139
Purchases of property, plant and equipment	(19,086)	(11,826)	(19,000)
Government grant proceeds related to capital expenditures	4,073	—	—

Net cash used in investing activities	(15,013)	(5,826)	(13,861)

Cash Flows from Financing Activities:
Change in short-term debt and revolver	13,235	(50,376)	24,085
Proceeds from issuance of long-term debt	297,000	—	—
Payments made on long-term debt, including capital leases	(338,337)	(2,778)	(10,593)
Payments related to premium and other debt extinguishment costs	(13,022)	—	—
Distributions to noncontrolling interest, net	(3,420)	(1,430)	(1,171)
Proceeds from settlement of derivatives	—	—	1,149
Debt issuance costs	(7,125)	—	—

Net cash (used in) provided by financing activities	(51,669)	(54,584)	13,470
Effect of exchange rate changes on cash and cash equivalents	127	(832)	(17,601)

Net increase (decrease) in cash and cash equivalents	7,343	11,427	(5,982)
Cash and cash equivalents at beginning of period	30,171	18,744	24,726

Cash and cash equivalents at end of period	$37,514	$30,171	$18,744

Supplemental information:

Noncash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$1,315	$1,140

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

Remy International, Inc.

1. Description of the business

Business

Remy International, Inc. (together with its subsidiaries, “we”, “our”, “us”, “Remy” or the “Company”) is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We sell our products worldwide primarily under the “Delco Remy”, “Remy”, and “World Wide Automotive” brand names and our customers’ widely recognized private label brand names. Our products include light-duty and heavy-duty starters and alternators for both the original equipment and the remanufactured markets, and hybrid power technology. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia-Pacific.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy-duty OEM market, since we separated from General Motors Corporation (“GM”) in 1995, when we were essentially an original equipment supplier predominantly to GM.

In general, our business is influenced by the underlying trends in the automobile, light truck, and heavy-duty truck, construction and industrial markets. We have been able to reduce the cyclical nature of some of our businesses with the diversity of OEM markets between the automotive, heavy-duty truck and industrial markets by focusing on our remanufacturing capabilities and our aftermarket business.

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers and we compete with a number of companies who supply automobile manufacturers throughout the world.

As of December 31, 2010, a significant investor held a 46% ownership interest in Remy, comprised of 4,935,065 shares of our common stock and 42,359 shares of our Series A and Series B preferred stock. Additionally, board members held 1,000 shares of our Series B preferred as of December 31, 2010. On December 17, 2010, we extinguished our Third-Priority Floating Secured PIK Notes of which the significant investor held $50,306,000. The significant investor participated in our Term B Loan syndication for $30,000,000 as of December 31, 2010 (see Note 11).

Subsequent to December 31, 2010, the significant investor acquired an additional 9,870,130 shares of our common stock in our rights offering and their investment became a 47% ownership in Remy. In connection with the rights offering, the significant investor exchanged 42,359 shares of our Series A and Series B preferred shares and board members exchanged 564.534 shares of our Series B preferred shares for common stock (see Note 13). The remaining preferred shares owned by the board members were redeemed on January 31, 2011 (see Note 12).

As of December 31, 2009, a significant investor held a 46% ownership interest in Remy, comprised of 4,935,065 shares of our common stock and 18,909 shares of our Series B preferred. Additionally, the significant investor, members of management, and board members held, as of December 31, 2009, 1,000 shares of our Series B preferred and $8,062,000 of Remy’s First Lien Credit Agreement and Third-Priority Floating Secured PIK Notes at face value which were purchased on the open market.

Remy International, Inc. emerged from bankruptcy effective December 6, 2007. Accordingly, we applied the fresh-start accounting provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 852, Reorganizations, at that date.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The consolidated financial statements include the accounts of Remy International, Inc., all wholly-owned subsidiaries, and any partially-owned subsidiary that we have the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated. Investments in companies in which we hold an ownership interest of 20% to 50% over which we exercise significant influence are accounted for by the equity method. Currently, we account for all 20% to 50% owned entities under the equity method. Investments in companies in which we hold an ownership interest of less than 20% are accounted for on the cost basis. Such investments were not material at December 31, 2010, and 2009. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, ownership has transferred, the seller’s price to the buyer is fixed and determinable, and collectability is reasonably assured. Sales are recorded upon shipment of product to customers and transfer of title and risk of loss under standard commercial terms (typically, F.O.B. shipping point). Prior to April 2009, we had arrangements with certain customers in which we recognized revenue on our products at the customers’ point of sale. We recognize shipping and handling costs as costs of goods sold with the related amounts billed to customers as sales. Accruals for sales returns, price protection, and other allowances are provided at the time of shipment based upon past experience. Adjustments to such returns and allowances are made as new information becomes available. We accrue for rebates, price protection, and other customer sales allowances in accordance with specific customer arrangements. Such rebates are recorded as a reduction of sales.

Accounting for remanufacturing operations

Core deposits

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, tested, combined with new subcomponents and reassembled into saleable, finished products. With many customers, a deposit is charged for the core. Upon return of a core, we grant the customer a credit based on the core deposit value. Deposits charged by us totaled $109,106,000, $119,586,000, and $185,401,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Core deposits are excluded from revenue. We generally limit core returns to the quantity of similar, remanufactured cores previously sold to the customer.

Core liability

We record a liability for core returns based on cores expected to be returned. This liability is recorded in “Other current liabilities and accrued expenses” in the accompanying consolidated balance sheets. The liability represents the difference between the core deposit value to be credited to the customer and the estimated core inventory value of the core to be returned. Revisions to these estimates are made periodically to consider current costs and customer return trends.

Core inventory

Upon receipt of a core, we record inventory at lower of cost or fair market value. The value of a core declines over its estimated useful life (ranging from 4 to 30 years) and is devalued accordingly. Carrying value of the core inventory is evaluated by comparing current prices obtained from core brokers to carrying cost. The devaluation of core carrying value is reflected as a charge to cost of goods sold. Core inventory that is deemed to be obsolete or in excess of current and future projected demand is written down to the lower of cost or market and charged to cost of goods sold. Core inventories are classified as “Inventories” in the accompanying consolidated balance sheets.

Customer contract intangibles

Upon entering into new or extending existing contracts, we may be required to purchase certain cores and inventory from our customers at retail prices, or be obligated to provide certain agreed support. The excess of the prices paid for the cores and inventory over fair value, and the value of any agreed support, are recorded as contract intangibles and amortized as a reduction to revenue on a method to reflect the pattern of economic benefit consumed. Customer contract intangibles that are determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combination, and which are not paid to the customers, are amortized and recorded in cost of goods sold. Contract intangibles are included in “Intangibles, net” in the noncurrent asset section of the accompanying consolidated balance sheets.

Customer obligations

Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years.

In addition, we have entered into arrangements with certain customers where we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as “Customer obligations.” These obligations are included in “Other current liabilities and accrued expenses” and “Other noncurrent liabilities” in the accompanying consolidated balance sheets. Subsequent to the arrangements, the inventory owned by these customers only represents the exchange value of the remanufactured product.

Right of core return

When we enter into arrangements to purchase certain cores held in a customer’s inventory or when the customer is not charged a deposit for the core, we have the right to receive a core from the customer in return for every exchange unit supplied to them. We classify such rights as “Core return rights” in “Other noncurrent assets” in the accompanying consolidated balance sheets. The core return rights are valued based on the underlying core inventory values. Devaluation of these rights is charged to cost of goods sold. On a periodic basis, we settle with a customer for cores that have not been returned.

Research and development

We conduct research and development programs that are expected to contribute to future earnings. Such costs are included in selling, general and administrative expenses in the consolidated statements of operations. Company-funded research and development expenses were approximately $17,522,000 (exclusive of amounts reimbursed to us under the U.S. government grant described below), $11,694,000, and $22,884,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

Customer-funded research and development expenses, recorded as an offset to research and development expense in selling, general and administrative expenses, were approximately $232,000, $1,728,000, and $6,684,000, for the years ended December 31, 2010, 2009, and 2008, respectively.

Government grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight- line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

On August 5, 2009, the U.S. government announced its intention to enter into negotiations with us regarding the awarding of a grant to us of approximately $60,200,000 for investments in equipment and manufacturing capability to manufacture electric drive motor technology for use in electric drive vehicles. We finalized the negotiation on this grant on April 8, 2010. The grant will reimburse certain capital expenditures, labor, subcontract, and other allowable costs at a rate of fifty percent (50%) of the amount expended during a three-year period. As of December 31, 2010, we have $48,370,000 of the grant award remaining.

On August 16, 2010, the Mexican government granted us approximately $727,000 for investments in manufacturing equipment. The grant reimbursed certain capital expenditures up to 100% of the awarded amount of spending through December 31, 2010.

As of December 31, 2010, we have deferred revenue of $4,073,000 related to government grants. The associated property, plant, and equipment was not in-service as of December 31, 2010, as such no amortization was recorded during the year ended December 31, 2010. The amounts recognized in the accompanying consolidated statements of operations as government grants were as follows (in thousands of dollars):

	2010	2009	2008

Reduction of cost of goods sold	$5,326	$42	$—
Reduction of selling, general, and administrative expenses	$3,910	$1,979	$1,205

Cash and cash equivalents

All cash balances and highly liquid investments with maturities of ninety days or less when acquired are considered cash and cash equivalents. The carrying amount of cash equivalents approximates fair value.

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable include notes receivables of $23,906,000 and $19,460,000 as of December 31, 2010 and 2009, respectively, which are primarily due within the next six months. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers’ credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories other than core inventory

Inventories other than core inventory are carried at the lower of cost or market determined on the first-in, first-out (FIFO) method. We evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete or in excess of current and future projected market demand, we record an inventory reserve and a charge to cost of goods sold to reduce carrying cost to lower of cost or market.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Major expenditures that significantly extend the useful life or enhance the usability of the property, plant or equipment are capitalized. Depreciation is calculated primarily using the straight-line method over the estimated useful lives of the related assets (15 to 40 years for buildings, and 3 to 15 years for tooling, machinery and equipment). Capital leases and leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset’s carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value. Long-lived assets to be disposed of other than by sale are considered held and used until such time the asset is disposed.

Tooling

Tooling, which is included in machinery and equipment in the accompanying consolidated balance sheets, includes the costs to design and develop tools, dies, jigs and other items owned by us and used in the manufacture of products sold under long-term supply agreements. Tooling is amortized over the tool’s expected life. Tooling that involves new technology not covered by a customer supply agreement is expensed as incurred. Engineering, testing and other costs incurred in the design and development of products and product components are expensed as incurred.

Goodwill and other intangible assets

Goodwill represents the excess of the reorganization value assigned by the Bankruptcy Court upon our emergence from bankruptcy on December 6, 2007, over the net assets’ fair value as determined in accordance with FASB ASC Topic 852, Reorganizations. Indefinite-lived intangible assets, consisting of trade names, were stated at estimated fair value as a result of fresh-start reporting.

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment at least annually. We perform our annual impairment test in the fourth quarter of each fiscal year, or more frequently if impairment indicators arise. We determine goodwill impairment charges by comparing the carrying value of each reporting unit to the fair value of the reporting unit. In determining fair value of reporting units, we utilize discounted cash flow analyses and guideline company market multiples. Where the carrying value exceeds the fair value for a particular reporting unit, goodwill impairment charges may be recognized.

Definite-lived intangible assets have been stated at estimated fair value as a result of fresh-start reporting. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Prior to the application of fresh-start, intangible assets were stated at cost. Certain amortization of intangibles associated with specific customers in the aftermarket business is recorded as a reduction of sales.

Foreign currency translation

Each of our foreign subsidiaries’ functional currency as of December 31, 2010, is its local currency, with the exception of our subsidiaries in Mexico for which the U.S. dollar is the functional currency since substantially all of the purchases and sales are denominated in U.S. dollars. On January 1, 2010, we changed the functional currency in Hungary to the Euro since substantially all of their purchases and sales are denominated in Euro. Financial statements of foreign subsidiaries for which the functional currency is their local currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and at the average exchange rate for each year for revenue and expenses. Translation adjustments are recorded as a separate component of stockholders’ equity and reflected in other comprehensive income (loss) (“OCI”). For each of our foreign subsidiaries, gains and losses arising from transactions denominated in a currency other than the functional currency are included in the accompanying consolidated statements of operations. We evaluate our foreign subsidiaries’ functional currency on an ongoing basis.

Derivative financial instruments

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values, interest rates and commodity prices that can affect the cost of operating, investing and financing. Accordingly, we address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. We have historically used derivative financial instruments for the purpose of hedging currency, interest rate, and commodity exposures, which exist as a part of ongoing business operations.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue derivative financial instruments for trading purposes. Our objectives for holding derivatives are to minimize risks using the most effective and cost-efficient methods available. Management routinely reviews the effectiveness of the use of derivative financial instruments.

We recognize all of our derivative instruments as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated, and is effective, as a hedge and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of “Accumulated other comprehensive income (loss)” (“AOCI”) and subsequently recognized in earnings when the hedged item affects earnings. The change in fair value of the ineffective portion of a financial instrument, determined using the change in fair value method, is recognized in earnings immediately. The gain or loss related to financial instruments that are not designated as hedges is recognized immediately in earnings.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FASB ASC Topic 740 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

We assess the need to maintain a valuation allowance for deferred tax assets based on an assessment of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance.

Failure to achieve forecasted taxable income may affect the ultimate realization of certain deferred tax assets arising from operations following our emergence from bankruptcy and pre-emergence net operating losses. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, general economic conditions, increased competition or other market conditions, costs incurred or delays in product availability.

Pension and postretirement plans

We maintain limited defined benefit pension plans and other postretirement benefit plans, as well as a supplemental employee retirement plan covering certain executives. Costs associated with these plans are based on actuarial computations. Inherent in these valuations are key assumptions regarding discount rates, expected return on plan assets, rates of compensation increases, and the rates of health care benefit increases. If future trends in these assumptions prove to differ from management’s assumptions, revisions to the plan assets and benefit obligations may be required.

Earnings per share

Basic earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average shares outstanding during the period. Diluted earnings per share are based on the weighted average number of shares outstanding plus the assumed issuance of common shares and related adjustment to net income (loss) attributable to common stockholders related to all potentially dilutive securities. For the years ended December 31, 2010, 2009, and 2008, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 72,245, none, and 245,533, respectively, were antidilutive and excluded from the basic and dilutive calculation.

Recent accounting adoptions

On June 12, 2009, the FASB issued guidance now codified within FASB ASC Topic 860, Transfers and Servicing, which amends the derecognition guidance in FASB ASC Topic 860. In addition, FASB ASC Topic 860 addresses concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by FASB ASC Topic 860 in the wake of the subprime mortgage crisis and the deterioration in the global credit markets. The FASB believes these amendments will improve the accounting for transfers of financial assets. FASB ASC Topic 860 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The adoption of FASB ASC Topic 860 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On June 12, 2009, the FASB issued guidance now codified within FASB ASC Topic 810, Consolidation, which amends the consolidation guidance that applies to variable interest entities (“VIE”). The amendments will significantly affect the overall consolidation analysis under FASB ASC Topic 810. Accordingly, an enterprise will need to carefully reconsider its previous FASB ASC Topic 810 conclusions, including (1) whether an entity is a VIE, (2) whether the enterprise is the VIE’s primary beneficiary, and (3) what type of financial statement disclosures are required. FASB ASC Topic 810 is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The adoption of FASB ASC Topic 810 did not have a material impact on our consolidated financial position, results of operations or cash flows.

New accounting pronouncements

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force, which amends ASC 605. ASU No. 2009-13 establishes a selling price hierarchy of vendor-specific objective evidence (“VSOE”), followed by third party evidence, followed by estimated selling price for the good or service, in that order. ASU No. 2009-13 is effective, on a prospective basis, for revenue arrangements entered into for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of ASU No. 2009-13 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. ASU No. 2010-20 is effective for us on interim and annual periods ending on or after December 15, 2011. In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310), Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20, which deferred the effective date for certain disclosures. The adoption of ASU No. 2010-20 is expected to increase our disclosures, but is not expected to have an impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance is not expected to have an impact on our consolidated financial statements.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of December 31, 2010 and 2009, are set forth in the table below:

	As of December 31, 2010			As of December 31, 2009
(In thousands of dollars)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique

Interest rate swap contracts	$(5,001)	$(5,001)	C	$(4,613)	$(4,613)	C
Foreign exchange contracts	1,016	1,016	C	534	534	C
Commodity contracts	9,471	9,471	C	93	93	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

The following table presents our defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2010:

(In thousands of dollars)	Total	Level 1	Valuation technique

U.S. Plans:
Interest-bearing cash and equivalents	$1,972	$1,972	A
Investments with Registered Investment Companies:
Fixed income securities	11,333	11,333	A
Equity securities	20,189	20,189	A

	33,494	33,494

U.K. Plans:
Investments with Registered Investment Companies:
Fixed income securities	2,445	2,445	A
Equity securities	5,985	5,985	A

	8,430	8,430

Total	$41,924	$41,924

The following table presents our defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2009:

(In thousands of dollars)	Total	Level 1	Valuation technique

U.S. Plans:
Interest-bearing cash and equivalents	$1,870	$1,870	A
Investments with Registered Investment Companies:
Fixed income securities	10,682	10,682	A
Equity securities	18,659	18,659	A

	31,211	31,211

U.K. Plans:
Investments with Registered Investment Companies:
Fixed income securities	2,480	2,480	A
Equity securities	5,786	5,786	A

	8,266	8,266

Total	$39,477	$39,477

Investments with registered investment companies are valued at the closing price reported on the active market on which the funds are traded.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets (see Notes 6, 7 and 15). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4. Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within 12 months to hedge against currency rate fluctuations, some of which are designated as hedges.

As of December 31, 2010 and 2009, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

(In thousands)	Currency denomination as of December 31,
Foreign currency contract	2010	2009

South Korean Won Forward	$38,144	$25,514
Brazilian Real Forward	—	$10,800
Mexican Peso Collar	$23,316	$35,289
Hungarian Forint Forward	€14,400	€7,200

Accumulated unrealized net gains of $712,000 and $338,000 were recorded in accumulated other comprehensive income (loss) (AOCI) as of December 31, 2010, and 2009, respectively. As of December 31, 2010, gains of $712,000 are expected to be reclassified to the consolidated statement of operations within the next twelve months. As a result of a decline in activity during 2009, we became over-hedged resulting in $150,000 of loss on hedge ineffectiveness. Any ineffectiveness during the years ended December 31, 2010, and December 31, 2008, respectively was immaterial. The Mexican Peso collar is an undesignated hedge and changes in the fair value are recorded as cost of goods sold in the statement of operations.

Interest rate risk

During 2010, we entered into an interest rate swap agreement in respect of 50% of the outstanding principal balance of our Term B Loan under which we swap a variable LIBOR rate with a floor of 1.750% to a fixed rate of 3.345%. The Term B Loan $150,000,000 notional value interest rate swap expires December 31, 2013. Due to the significant value of the terminated swaps which were rolled into this swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense in the accompanying consolidated statements of operations.

During 2009, we entered into two interest rate swap agreements that effectively converted $50,000,000 of our First Lien Term Loans from a variable interest rate to a fixed rate of 2.500%, and $50,000,000 of our Second Lien Term Loan from a variable interest rate to a fixed rate of 2.600%.

During 2008, we entered into two interest rate swap agreements that effectively converted $100,000,000 of our First and Second Lien Term Loans from a variable interest rate to a fixed rate of 3.585%, and $50,000,000 of our First Lien Term Loan from a variable interest rate to a fixed rate of 3.390%. The $100,000,000 notional value interest rate swap expired on December 13, 2010.

Since the First and Second Lien Term Loan interest rate swaps hedged the variability of interest payments on variable rate debt with the same terms, they qualified for cash flow hedge accounting treatment. As of December 31, 2009, accumulated unrealized net losses of $4,613,000 were recorded in AOCI as a result of these hedges. There was no hedge ineffectiveness during the years ended December 31, 2009, and 2008. As the interest related to the First and Second Lien Term Loans was no longer probable of occurring as a result of the debt refinancing in December 2010 (Note 11), we recognized the remaining amounts of the interest rate swaps in AOCI of $4,213,000 as interest expense in 2010.

During 2008, we terminated certain interest rate swap agreements resulting in a gain that is amortized as an offset to interest expense over the original term of the agreements. At December 31, 2009, the deferred gain, net of income taxes, recorded in AOCI was $587,000. We recognized the remaining amounts of the gain in AOCI of $175,000 as a reduction of interest expense on December 17, 2010, in connection with the debt refinancing (see Note 11).

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to twelve months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had thirty-one commodity price hedge contracts outstanding at December 31, 2010, and six commodity price hedge contracts outstanding at December 31, 2009, with combined national quantities of 5,034.62 and 623.69 metric tons of copper, respectively, and 19.95 and no metric tons of aluminum, respectively. These contracts mature within the next twelve months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized net gains of $9,138,000 and $93,000 were recorded in AOCI as of December 31, 2010, and 2009, respectively. As of December 31, 2010, gains of $9,138,000 are expected to be reclassified to the accompanying consolidated statement of operations within the next 12 months. We recorded hedge ineffectiveness of $333,000 during the year ended December 31, 2010. Hedge ineffectiveness during the years ended December 31, 2009, and 2008, was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a net basis.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying consolidated statements of operations. Derivative gains and losses included in AOCI for effective hedges are reclassified into the accompanying consolidated statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying consolidated statements of operations. Our undesignated hedges are primarily foreign currency hedges as the entity with the derivative transaction does not bear the foreign currency risk, and our interest rate swaps whose fair value at inception of the instrument due to the roll over of existing interest rate swaps resulted in ineffectiveness.

The following table discloses the fair values and balance sheet locations of our derivative instruments:

	Asset derivatives			Liability derivatives
	Balance sheet location	As of December 31,		Balance sheet location	As of December 31,
(In thousands of dollars)		2010	2009		2010	2009

Derivatives designated as hedging instruments:
Interest rate swap contracts	Other noncurrent assets	$—	$230	Other noncurrent liabilities	$—	$4,843
Commodity contracts	Prepaid expenses and other current assets	9,471	93	Other current liabilities and accrued expenses	—	—
Foreign currency contracts	Prepaid expenses and other current assets	1,154	384	Other current liabilities and accrued expenses	—	—

Total derivatives designated as hedging instruments		$10,625	$707		$—	$4,843

Derivatives not designated as hedging instruments:
Foreign currency contracts	Prepaid expenses and other current assets	$—	$150	Other current liabilities and accrued expenses	$138	$—
Interest rate swap contracts	Prepaid expenses and other current assets	—	—	Other current liabilities and accrued expenses	2,303	—
Interest rate swap contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	2,698	—

Total derivatives not designated as hedging instruments		$—	$150		$5,139	$—

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the year ended December 31, 2010 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into Income (effective portion)	Amount of gain (loss) reclassified from AOCI into Income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)

Interest rate swap contracts	$(4,431)	Interest expense, net	$(4,831)	Interest expense, net	$(4,213)
Commodity contracts	10,681	Cost of goods sold	1,636	Cost of goods sold	333
Foreign currency contracts	1,333	Cost of goods sold	959	Cost of goods sold	—

	$7,583		$(2,236)		$(3,880)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives

Foreign currency contracts	Cost of goods sold	$887
Interest rate swap	Interest expense	(787)

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the year ended December 31, 2009 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)

Interest rate swap contracts	$(3,519)	Interest expense, net	$(4,119)	Interest expense, net	$—
Commodity contracts	93	Cost of goods sold	—	Cost of goods sold	—
Foreign currency contracts	489	Cost of goods sold	(6,730)	Cost of goods sold	(150)

	$(2,937)		$(10,849)		$(150)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives

Foreign currency contracts	Cost of goods sold	$157

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. We conduct a significant amount of business with GM and three other large automotive parts retailers. Net sales to these customers in the aggregate represented 43.6%, 48.0%, and 45.3% of consolidated net sales for the years ended December 31, 2010, 2009, and 2008, respectively.

GM represents our largest customer and accounted for approximately 23%, 19%, and 25% of the sales for the years ended December 31, 2010, 2009, and 2008, respectively.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying consolidated statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the years ended December 31, 2010, 2009, and 2008, was $6,758,000, $7,653,000 and $7,233,000, respectively. Gross amounts factored under these facilities as of December 31, 2010, and 2009, were $178,398,000 and $154,660,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Raw materials include supplies which consist of materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products. Net inventories consisted of the following:

	As of December 31,
(In thousands of dollars)	2010	2009

Raw materials	$46,722	$38,459
Core Inventory	27,041	32,531
Work-in-process	9,568	7,832
Finished goods	59,690	51,684

	$143,021	$130,506

6. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As of December 31,
(In thousands of dollars)	2010	2009

Land and buildings	$35,740	$37,113
Machinery and equipment	155,101	135,602

	$190,841	$172,715

Depreciation and amortization expense of property, plant, and equipment for the years ended December 31, 2010, 2009, and 2008, was $18,643,000, $19,917,000, and $18,948,000, respectively.

7. Goodwill and other intangible assets

The following table represents the carrying value of other intangible assets:

	As of December 31, 2010			As of December 31, 2009
(In thousands of dollars)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net

Definite-life intangibles:
Intellectual property	$11,230	$3,087	$8,143	$9,796	$2,550	$7,246
Customer relationships	35,500	9,608	25,892	35,500	6,279	29,221
Customer contract	71,373	40,489	30,884	67,108	23,463	43,645
Trade names	6,000	—	6,000	—	—	—

Total	124,103	53,184	70,919	112,404	32,292	80,112

Indefinite-life intangibles:
Trade names	48,200	—	48,200	54,200	—	54,200

Intangible assets, net	$172,303	$53,184	$119,119	$166,604	$32,292	$134,312

Intellectual property primarily consists of $9,000,000 assigned as a result of applying fresh-start accounting in 2007 for the value of trade secrets, patents, and regulatory approvals. The value assigned is based on the relief from royalty method utilizing the forecasted revenue and applying a royalty rate based on similar arm’s length licensing transactions. The weighted average useful life of intellectual property intangibles is 10.8 years. In 2010 and 2009, we added $1,434,000 and $339,000 of intellectual property, respectively, at cost with a weighted average life of approximately 11.6 years and 15 years, respectively.

Customer relationships consist of $35,500,000 assigned during fresh-start in 2007 based on the value of our relationship with certain customers and the ability to generate future recurring income. The amortization period is 10 years based on an estimate of the remaining useful life.

Customer contract intangibles primarily consist of $29,800,000 assigned as a result of applying fresh-start accounting in 2007 based on our contracts with certain customers and the associated revenue streams. The weighted average useful life of the customer contract intangibles is 4.3 years. During 2010, and 2009, we had additions of approximately $4,265,000 and $31,925,000, respectively, with a weighted average useful life of 3.3 years and 4.0 years, respectively, based on the estimated useful lives of the contracts. We do not typically assume a renewal or extension of the terms in determining the amortization period.

As a result of fresh-start accounting, we recorded $59,700,000 of trade names based on the earnings potential and relief of costs associated with licensing the trade names. Our trade names were assigned an indefinite life. In 2009 and 2008, we impaired trade names by $4,000,000 and $1,500,000, respectively. Our Level 3 estimated fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm’s length licensing transactions for the related margins. These impairments were the result of anticipated lower revenue being generated by the products sold under our trade names, and were recorded in the accompanying consolidated statements of operations in “Intangible asset impairment charges.” As a result of the change in economic conditions, we reassessed the useful life of a certain indefinite life trade name. On December 31, 2010, we assigned a 10-year useful life to the trade name which had a value of $6,000,000.

We have entered into several transactions and agreements with GM and certain of its subsidiaries related to their respective businesses. Pursuant to a Trademark License Agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators initially until July 31,

2004, and extendable indefinitely upon payment of a fixed $100,000 annual licensing fee to GM. The “Delco Remy” and “Remy” trademarks are registered in the U.S., Canada and Mexico and in most major markets worldwide. We own the “Remy” trademark. GM has agreed that upon our request, they will register the “Delco Remy” trademark in any jurisdiction where they are not currently registered.

A summary of goodwill is as follows:

(In thousands of dollars)

Balance as of December 31, 2008	$272,580
Adjustments	1,206

Balance as of December 31, 2009	$273,786
Adjustments	(3,472)

Balance as of December 31, 2010	$270,314

In 2010 and 2009, we recorded a correction of an error pursuant to FASB ASC Topic 250, Accounting Changes and Error Corrections. The errors related to unsupported noncurrent deferred tax liabilities which related to periods prior to November 30, 2007 and a loss related primarily to the years 2001 through 2007. As a result of application of the provisions of FASB ASC Topic 852, Reorganizations, in November 2007, the errors should be reflected in our fresh-start adjustments. As of December 31, 2010 and 2009, we have accordingly adjusted our goodwill to reflect the impact of these errors. We have not restated the prior year balance sheets due to immateriality. In 2010, goodwill and noncurrent deferred income tax liabilities were decreased by $3,472,000 and $3,543,000, respectively, and other current liabilities and accrued expenses increased $71,000. In 2009, goodwill and deferred income tax assets were increased by $1,206,000 and $340,000, respectively, with an increase to accounts payable of $1,546,000.

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed. We do not assume any residual value in our intangible assets. Amortization expense of definite-lived intangibles for the years ended December 31, 2010, 2009, and 2008 was $20,892,000, $18,214,000, and $13,226,000, respectively. Estimated future amortization, in thousands of dollars, for intangibles with definite lives at December 31, 2010, is:

2011	$17,544
2012	12,613
2013	13,154
2014	5,873
2015	6,404

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $25,440,000 and $24,491,000 as of December 31, 2010 and 2009, respectively.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consist of the following:

	As of December 31,
(In thousands of dollars)	2010	2009

Accrued warranty	$28,433	$23,179
Accrued wages and benefits	43,790	29,887
Current portion of customer obligations	8,866	13,190
Rebates, stocklifts, discounts and returns	14,530	11,922
Current deferred revenue	3,963	3,233
Other	45,289	41,282

	$144,871	$122,693

Changes to our current and noncurrent accrued warranty were as follows:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Balance at beginning of period	$23,179	$24,932	$35,654
Provision for warranty	58,205	46,576	40,985
Payments and charges against the accrual	(48,874)	(48,329)	(51,707)

Balance at end of period	$32,510	$23,179	$24,932

During the second quarter of 2010, we performed a retrospective review of our warranty calculation and revised the assumptions used to calculate certain future warranty claim obligations related to sales prior to June 30, 2010. Based on this analysis, we adjusted our estimated obligations, which resulted in a $3,500,000 increase in warranty expense, or $0.34 per share, in the year ended December 31, 2010. The Company believes that this change in estimate better reflects the Company’s obligations for all warranty claims.

10. Other noncurrent liabilities

Other noncurrent liabilities consist of the following:

	As of December 31,
(In thousands of dollars)	2010	2009

Customer obligations and contracts, net of current portion	$6,418	$14,586
Fair value of customer contract liability, net of amortization	—	8,570
Noncurrent deferred revenue	7,144	6,357
Other	16,656	11,783

	$30,218	$41,296

We operate globally to take advantage of global economic conditions and related cost structures. We are subject to various duties and import/export taxes. We actively review our import/export processes in North and South America, Europe and Asia to verify the appropriate import duty classification, value and duty rate, including import value added tax. As part of this review process, we identified a potential exposure related to customs duties in the U.S. We notified and entered into negotiations with the U.S. Department of Commerce (DOC) on this matter and reached a settlement with them. The settlement, dated October 1, 2007, requires us to pay a total of $7,279,000 plus interest as follows: $500,000 after acceptance of the Note by the DOC; $970,000 thereafter annually, commencing June 30, 2008, with a final annual payment of $959,000 due on June 30, 2014. Interest began to accrue upon our emergence from bankruptcy. Early payment is permitted without penalty. The noncurrent balance included in other in the “Other noncurrent liabilities” table as of December 31, 2010 and 2009 was $2,899,000 and $3,869,000, respectively. The current balance included in “Other current liabilities and accrued expenses” as of December 31, 2010 and 2009 was $970,000 for both periods.

11. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

	As of December 31,
(In thousands of dollars)	2010	2009

Asset-Based Revolving Credit Facility—Maturity date of December 17, 2015	$21,273	$—
Term B Loan—Maturity date of December 17, 2016	297,000	—
Senior Secured Revolving Credit Facility	—	3,237
First Lien Credit Facility	—	149,417
Second Lien Credit Facility	—	49,625
Third-Priority Floating Rate Secured PIK Notes	—	134,424

Total Senior Credit Facility and Notes	318,273	336,703
Other debt	—	430
Capital leases	2,843	3,112
Less current maturities	(3,347)	(2,340)

Long-term debt less current maturities	$317,769	$337,905

Future maturities of long-term debt outstanding at December 31, 2010, including capital lease obligations, and excluding original issue discount, in thousands of dollars, consist of the following:

2011	$3,347
2012	3,341
2013	3,259
2014	3,288
2015	24,572
Thereafter	286,309

In December 2010, we entered into a $95,000,000, five year, Asset-Based Revolving Credit Facility (“ABL”), replacing our previous Senior Secured Revolving Credit Agreement. The ABL is secured by substantially all domestic accounts receivable and inventory. It bears interest, varying with the level of available borrowing, at a defined Base Rate plus 1.00%—1.50% per annum or, at our election, at an applicable LIBOR Rate plus 2.00%—2.50% per annum and is paid monthly. At December 31, 2010, $21,273,000 was outstanding with an average borrowing rate of 3.17%. Based upon the collateral supporting the ABL, the amount borrowed, and the outstanding letters of credit of $4,800,000, there was additional availability for borrowing of $31,139,000 on December 31, 2010. The ABL agreement matures on December 17, 2015.

Prior to the refinancing, the Senior Secured Revolving Credit Facility allowed for borrowing up to $120,000,000, and bore interest, varying with the level of available borrowing, at a defined Index Rate plus .75%—1.25% per annum or, at our election, at an applicable LIBOR Rate plus 1.75%—2.25% per annum and was paid monthly. There were no borrowings against the Senior Secured Revolving Credit Agreement when the existing debt was refinanced on December 17, 2010.

In December 2010, we entered into a $300,000,000 Term B Loan (“Term B”) facility with original issue discount of $3,000,000. The Term B is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL. The Term B bears an interest rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum. The Term B matures on December 17, 2016. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. At December 31, 2010, the average borrowing rate, including the impact of the interest rate swaps, was 7.05%.

Proceeds from the Term B, ABL, and cash on hand were used to pay off our then-existing First and Second Lien Credit Facilities, Third-Priority Floating Rate Secured PIK Notes, and all associated fees and expenses.

The First Lien Credit Facility in the original amount of $160,000,000 less original issue discount of $7,800,000 bore interest at a defined Index Rate plus 4.5% per annum or, at our election, at an applicable LIBOR Rate plus 5.5% per annum and was paid quarterly. Principal payments in the amount of $400,000 were due at the end of each calendar quarter with termination and final payment no later than December 6, 2013. The First Lien Credit Facility was paid in full on December 17, 2010. At December 31, 2009, the average borrowing rate, including the impact of the interest rate swaps, was 7.85%.

The Second Lien Credit Facility in the original amount of $50,000,000 less original issue discount of $500,000 bore interest at a defined Index Rate plus 7.5% per annum or, at our election, at an applicable LIBOR Rate plus 8.5% per annum and was paid quarterly. The Second Lien Credit Facility was paid in full on December 17, 2010, in conjunction with our refinancing. At December 31, 2009, the average borrowing rate, including the impact of the interest rate swap, was 12.08%.

The $100,000,000 Third-Priority Floating Rate Secured PIK Notes bore interest that was payable in PIK Notes or cash based upon our free cash flow coverage ratio and at our option if the free cash flow coverage ratio is favorable. Interest was payable semiannually (June 1 and December 1) for cash interest at LIBOR plus 9.5%, or as additional PIK Notes at LIBOR plus 12.0%. At December 31, 2009, the PIK borrowing rate was 12.48%. We paid the accrued interest through November 30, 2009, by issuing additional PIK Notes, and paid interest from December 1, 2009, through December 17, 2010, the closing date of our refinancing, in cash. The Third-Priority Floating Rate Secured PIK Notes were paid in full on December 17, 2010, including the previous interest, which was satisfied through the issuance of additional PIK Notes. This payment of $133,040,000 is included in “Payments made on long-term debt, including capital leases” in the financing section of the consolidated statements of cash flows in accordance with our accounting policy and ASC 230-10-45-15.

We recorded a $19,403,000 loss on early extinguishment of debt during the year ended December 31, 2010, as a result of the repayment of $153,829,000 in aggregate principal amount of our outstanding First Lien Credit Facility, $50,000,000 outstanding principal of our Second Lien Credit Facility, and $133,040,000 in aggregate principal amount of our outstanding Third-Priority Floating Rate Secured PIK Notes. The loss includes the call premium on the Third-Priority Floating Rate Secured PIK Notes, the write-off of associated deferred financing fees, and the original issue discount on the First and Second Lien Credit Facilities. The loss on extinguishment is separately stated on our accompanying consolidated statements of operations.

As of December 31, 2010, the estimated fair value of our Term B Loan was $299,970,000. The estimated fair value was $2,970,000 greater than the carrying value. As of December 31, 2009, the estimated fair values of our First Lien Credit Facility, Second Lien Credit Facility, and Third-Priority Floating Rate Secured PIK Notes totaled $274,752,000. The estimated fair values were $58,714,000 lower than carrying values. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of December 31, 2010 and 2009. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All credit agreements contain various covenants and representations that are customary for transactions of this nature. We are in compliance with all covenants as of December 31, 2010. Our debt covenants include certain earnings requirements, capital expenditure limits and liquidity ratios. Dividends and additional borrowings are limited under the covenants.

Short-term debt

We have revolving credit facilities with six Korean banks with a total facility amount of approximately $19,756,000 of which $13,171,000 is borrowed at average interest rates of 4.98% at December 31, 2010. In Hungary, there is a revolving credit facility and a note payable with two separate banks for a credit facility of $5,694,000 of which $4,963,000 is borrowed at average interest rates of 5.59% at December 31, 2010. Also, in Belgium we have revolving loans with two banks for a credit facility of $3,881,000 of which $200,000 is borrowed at average interest rates of 2.75% at December 31, 2010.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 5.8% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $3,724,000 at December 31, 2010 and approximately $4,054,000 at December 31, 2009, net of accumulated amortization.

12. Redeemable preferred stock

Series A Preferred Stock—27,000 shares of Series A preferred stock, with a par value of $0.0001 per share, were issued and outstanding in the amount of $27,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $500,000, which has been netted against the issuance proceeds. Series A preferred stockholders have no voting rights, except as defined in Exhibit A of the Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $9,488,000, $7,939,000, and $7,183,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Cumulative dividends in arrears at December 31, 2010, are $25,081,000.

Series B Preferred Stock—60,000 shares of Series B preferred stock, with par value of $0.0001 per share, were issued and outstanding in the amount of $60,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $1,200,000, which has been netted against the issuance proceeds. Series B preferred stockholders have no voting rights, except as defined in Exhibit B of the Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $21,083,000, $17,642,000, and $15,962,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Cumulative dividends in arrears at December 31, 2010, are $55,735,000.

The holders of the preferred stock are entitled to dividends which accrue on a daily basis at an annual rate of three month LIBOR plus 20% on the liquidation preference amount. If not declared and paid quarterly, such dividends are added to the liquidation preference and accrue and compound at such dividend rate (i.e. compounded quarterly with PIK). The dividends will accrue and remain unpaid until conversion or liquidation, prior and in preference to any declaration or payment of any dividend on the common stock. Any partial payments, for dividends or in liquidation, will be made pro rata among the holders of the preferred stock.

No dividend or distribution to common stockholders may be made unless all prior dividends on the preferred stock, since the closing date, are paid or declared and sufficient funds for the payment have been set aside.

January 2011 Series A and Series B preferred stock redemption

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the amendment to our Amended and Restated Certificate of Incorporation as in effect on December 31, 2010 to allow us to redeem our Series A preferred stock and Series B preferred stock at our option. The amendment to the Amended and Restated Certificate of Incorporation allows for us to redeem the Series A and Series B Preferred Stock at a redemption price equal to 115% of the liquidation preference plus accrued and unpaid dividends to the date of payment of the redemption proceeds.

On January 19, 2011, the board of directors declared a dividend of $37,246,000 on the shares of Series A and Series B preferred stock to stockholders of record on January 20, 2011, and issued a notice of redemption of the remaining Series A and Series B preferred stock. On January 31, 2011, we redeemed our outstanding shares of Series A and Series B preferred stock for $45,022,000, which included $5,872,000 premium of liquidation preference at redemption and accrued dividends of $153,000. In January 2011, we had a loss on extinguishment of our preferred shares of $7,572,000 related to the premium on liquidation preference at redemption and $1,700,000 related to the “Backstop Fees.”

13. Stockholders’ equity

Common stock

On November 20, 2007, we amended and restated our Certificate of Incorporation. The Amended and Restated Certificate of Incorporation as in effect on December 31, 2009 authorized the Company to issue 20,087,000 shares, consisting of 20,000,000 shares of common stock, par value $0.0001 and 87,000 shares of preferred stock, par value $0.0001 per share.

On June 1, 2010, we amended our Amended and Restated Certificate of Incorporation. The amendment authorizes the Company to issue 130,087,000 shares, consisting of 130,000,000 shares of common stock, par value $0.0001 per share, and 87,000 shares of preferred stock, par value $0.0001 per share.

The holders of common stock are entitled to one vote on all matters properly submitted on which the common stockholders are entitled to vote. Common stockholders have certain restrictions on the transferability of their shares. Shares shall not be transferred except upon the conditions set forth in the Amended and Restated Certificate of Incorporation.

January 2011 common stock rights offering

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the rights offering with certain related parties and the proposed amendment to our certificate of incorporation to allow us to redeem our Series A preferred stock and Series B preferred stock at our option.

Pursuant to the terms of the January 2011 rights offering, we offered shares of common stock at a price of $11.00 per share to existing holders of common stock as of November 12, 2010, who certified to the Company that they are accredited investors or institutional accredited investors.

Eligible stockholders exercised rights for 19,723,786 shares of common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000. Subsequent to the January 2011 rights offering, we have

31,467,367 shares of common stock issued. We utilized the proceeds from the January 2011 rights offering to redeem our remaining outstanding Series A and Series B preferred shares as discussed in Note 12.

14. Accumulated other comprehensive income (loss)

Our other comprehensive income (loss) consists of the following:

(In thousands of dollars)	Foreign currency translation adjustment	Unrealized gains (losses) on currency hedges	Unrealized gains (losses) on commodity hedges	Interest rate swaps	Employee benefit plan adjustment	Accumulated other comprehensive income (loss)

Balances at January 1, 2008	$(132)	$(374)	$—	$—	$1,284	$778
Current year amount	(24,058)	(6,498)	—	(4,177)	(7,853)	(42,586)
Applicable income taxes	—	1,934	—	—	—	1,934

Other comprehensive loss	(24,058)	(4,564)	—	(4,177)	(7,853)	(40,652)

Balances at December 31, 2008	(24,190)	(4,938)	—	(4,177)	(6,569)	(39,874)
Current year amount	4,435	7,369	93	151	2,451	14,499
Applicable income taxes	—	(2,093)	—	—	—	(2,093)

Other comprehensive income	4,435	5,276	93	151	2,451	12,406

Balances at December 31, 2009	(19,755)	338	93	(4,026)	(4,118)	(27,468)
Current year amount	1,813	544	9,045	4,026	(6,037)	9,391
Applicable income taxes	—	(170)	(3,532)	(1,574)	1,996	(3,280)

Other comprehensive income	1,813	374	5,513	2,452	(4,041)	6,111

Balances at December 31, 2010	$(17,942)	$712	$5,606	$(1,574)	$(8,159)	$(21,357)

15. Restructuring and other charges

We account for restructuring costs in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations, and FASB ASC Topic 12, Compensation – Nonretirement Postemployment Benefits.

Restructuring costs consist of costs associated with business realignment and streamlining activities and entail exit costs such as lease termination costs, certain operating costs relating to closed leased facilities, employee severance and related costs, and certain other related costs. Such costs are recorded when the liability is incurred in accordance with the prescribed accounting at the then estimated amounts. These estimates are subject to the inherent risk of uncertainty in the estimation process, especially as to the accrual of future net rental charges on exited facilities. Subsequent changes to such estimates are recorded as restructuring charges in the year the change in the estimate is made.

Most of our restructuring activities over the last three years relate to management’s ongoing plan for capacity realignment and streamlining of operations to meet the demands of the various markets we serve and the current economic conditions, and to make us more cost competitive. With the economic downturn in 2009, and 2008, additional actions were undertaken to meet the sudden decline in sales volume. The restructuring activities primarily relate to the following categories:

•

Capacity alignment and streamlining of both our facilities and our workforce to become more cost competitive through consolidation of excess capacity, movement of operations to lower cost facilities, and streamlining of our workforce;

•	Streamlining of our workforce in facilities that were not consolidated to become more cost competitive; and

•	Reduction in force during 2009 and late 2008 to meet the sudden sales decline resulting from economic conditions.

Significant components of restructuring expenses for the approved activities are:

	Expense incurred in
(In thousands of dollars)	Total expected costs	2010	2009	2008	Estimated future expense

2010 Activities
Severance	$1,829	$1,667	$—	$—	$162
Exit costs	210	210	—	—	—

	$2,039	$1,877	$—	$—	$162

2009 Activities
Severance	$2,446	$30	$2,416	$—	$—
Exit costs	950	75	875	—	—

	$3,396	$105	$3,291	$—	$—

2008 Activities
Severance	$8,255	$(37)	$2,087	$6,205	$—
Exit costs	8,966	2,018	1,438	5,510	—

	$17,221	$1,981	$3,525	$11,715	$—

We intend to fund the future restructuring expenses from our existing revolver facility and funds generated from operations.

Restructuring charges and asset impairments are as follows:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Severance and termination benefits	$1,660	$4,458	$6,272
Exit costs	15	2,313	5,468
Asset impairments	2,288	812	3,585

Total restructuring and other charges	$3,963	$7,583	$15,325

In 2010, severance costs were incurred primarily related to postemployment benefit expense in accordance with ASC Topic 712, Compensation, at one of our European facilities and severance and other fees associated with the closure of our Virginia manufacturing operations and further consolidation of our North American facilities. During 2010, we settled a lease agreement for an amount less than we had accrued in previous periods resulting in a reversal of restructuring charges of $454,000. During the third quarter 2010, we liquidated the Remy Automotive Poland legal entity which resulted in the recognition of impairment of our investment of $2,288,000 due to the loss related to the accumulated other comprehensive income related to currency translation adjustment.

During 2009, severance costs were related to further consolidation of distribution centers in North America including the closure of the distribution center in Mississippi, restructuring of the production facility and engineering center in Poland, relocation of production to other facilities in Europe, Mexico and Korea, and reduction in force in North America and Europe. In 2009, exit costs are associated with the reduction of warehouse space in the United Kingdom. We recorded fixed asset impairments during 2009 related to the restructuring of our Poland facility and consolidation of our North American facilities.

During 2008, severance costs were related to the realignment and streamlining of capacity at manufacturing, administration, technical, and distribution locations in North America and consolidation of the original equipment division’s Mexican manufacturing facilities from four to three and the combination of two Chinese manufacturing facilities into one. Additionally, we consolidated our Belgium warehouses from three to one facility, and severance related costs associated with the sales decline in late 2008. We announced the restructuring of our Poland manufacturing facility in October 2008, and recorded an asset impairment charge related to the facility.

Accrued restructuring

The following table summarizes the activity in our accrual for restructuring:

(In thousands of dollars)	Termination benefits	Exit costs	Total

Accrual at January 1, 2009	$4,972	$1,951	$6,923
Provision in 2009	4,458	2,313	6,771
Payments in 2009	(8,848)	(2,656)	(11,504)

Accrual at December 31, 2009	582	1,608	2,190

Provision in 2010	1,660	15	1,675
Payments in 2010	(1,755)	(1,498)	(3,253)

Accrual at December 31, 2010	$487	$125	$612

During 2011, we expect to pay substantially all of the termination benefits and the majority of the exit costs accrued as of December 31, 2010.

16. Other income

On June 2, 2008, Remy Automotive Europe (“Remy Europe”), our wholly owned subsidiary, and Cardone Industries, Inc. (“Cardone”), entered into an agreement whereby Remy Europe sold three plants in the United Kingdom which manufactured and remanufactured the Multiline product group. As a result of the sale, Cardone acquired the employees, production equipment, and inventory related to the three plants. Cardone will supply Remy Europe with its demands for Multiline products to allow Remy Europe to continue to sell the products to its existing customer base. The total net carrying value of the assets sold was $4,941,000 and consisted of $4,017,000 of inventory and $924,000 of fixed assets. Liabilities with a carrying value of $556,000 were also assumed by Cardone in conjunction with the sale. Proceeds of the sale totaled $5,139,000 and resulted in a gain of $754,000, which is recorded in “Other income” in the accompanying consolidated statement of operations for the year ended December 31, 2008.

On November 18, 2005, we issued promissory notes totaling $4,500,000 due October 31, 2015, to the owners of an Anderson, Indiana, building that we were obligated to under a capital lease that we terminated. On August 31, 2007, these notes were amended to allow us to prepay the outstanding principal at a 40% discount if paid on or before June 30, 2008. We paid the remaining balance on notes prior to June 30, 2008, resulting in a gain of $1,469,000, which is recorded in “Other income” in the accompanying consolidated statement of operations for the year ended December 31, 2008.

17. Income taxes

Income before income taxes was taxed in the following jurisdictions:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Domestic	$(24,957)	$5,788	$(4,479)
Foreign	64,485	21,290	6,924

	$39,528	$27,078	$2,445

The following is a summary of the components of the provision for income tax expense:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Current:
Federal	$(125)	$(537)	$—
State and local	515	761	610
Foreign	19,690	12,103	5,908

Deferred:
Federal	(1,311)	48	948
State and local	(155)	6	141
Foreign	(277)	637	(789)

Income tax expense	$18,337	$13,018	$6,818

For the years ended December 31, 2010, and 2009, the U.S. federal and state deferred tax expense relates to goodwill amortization for tax purposes creating tax loss carryforwards to which a full valuation allowance has been recorded.

A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

	Years ended December 31,
	2010	2009	2008

Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal tax benefit, if applicable	0.9	1.8	24.9
Permanent items and other	8.6	6.4	79.3
Foreign operations	(12.7)	19.6	110.1
Goodwill	4.2	0.2	44.5
Intraperiod tax allocation from other comprehensive income	(7.9)	—	—
Valuation allowance changes affecting the provision	18.3	(14.9)	(15.3)

Effective income tax rate	46.4%	48.1%	278.5%

The following table summarizes the total provision for income taxes by component:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Income tax expense	$18,337	$13,018	$6,818
Adjustment to goodwill	—	—	(766)

Allocated to other comprehensive income:
Financial instruments	5,276	(2,093)	1,934
Pensions	(1,996)	—	—

The following is a summary of the significant components of our deferred income tax assets and liabilities:

	As of December 31,
(In thousands of dollars)	2010	2009

Deferred tax assets:
Restructuring charges	$3,049	$4,072
Employee benefits	13,954	14,213
Inventories	4,363	2,761
Warranty	10,312	8,154
Interest	—	9,249
Alternative minimum tax and other credits	8,994	4,376
Net operating loss carryforwards	97,232	87,730
Customer contracts & other intangibles	5,371	11,541
Rebates, stock, discounts and returns	3,031	2,312
Unrealized gain/loss on financial instruments	1,963	—
Other	13,109	14,540

Total deferred tax assets	161,378	158,948
Valuation allowance	(133,825)	(126,522)

Deferred tax assets net of valuation allowance	27,553	32,426

Deferred tax liabilities:
Depreciation	(8,411)	(7,311)
Goodwill and other intangibles	(20,169)	(23,296)
Trade names	(21,192)	(21,194)
Other	(2,562)	(7,484)

Total deferred tax liabilities	(52,334)	(59,285)

Net deferred tax liability	$(24,781)	$(26,859)

At December 31, 2010, we had unused U.S. federal net operating loss carryforwards of approximately $204,383,000 that expire during 2023 through 2030. Pursuant to Internal Revenue Code Section 382, we are limited to approximately $10,555,000 use in any one year of the pre-bankruptcy net operating loss carryforward and credit equivalents in our federal income tax return. We also had unused U.S. alternative minimum tax credit carryforwards of $2,585,000 that may be carried forward indefinitely. In addition, we had research and development credit carry forwards for federal and state purposes of $6,409,000 that will expire during 2017 through 2030.

Income tax payments, net of refunds including state taxes, were $16,072,000, $8,733,000, and $6,351,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

At December 31, 2010, and 2009, we had unused foreign loss carryforwards totaling $63,538,000 and $92,006,000, respectively. Net operating loss carryforwards totaling $26,230,000 will expire during 2011 through 2015, and carryforwards totaling $37,308,000 have no expiration.

FASB ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in companies’ financial statements. As a result, we apply a more-likely-than-not recognition threshold for all tax uncertainties. It only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009

Balance at January 1,	$1,425	$—
Additions based on tax positions related to the current year	934	471
Additions for tax positions of prior years	447	954
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31,	$2,806	$1,425

At December 31, 2010, and 2009, we have total unrecognized tax benefits of $3,515,000 and $1,600,000, respectively, that have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. We recognized interest and penalties accrued related to unrecognized tax benefits in income tax expense. As of December 31, 2010, and 2009, we accrued approximately $709,000 and $175,000, respectively, for the payment of interest and penalties. During the years ended December 31, 2010, and 2009, we expensed $534,000 and $175,000, respectively, for penalties and interest. There were no provisions for uncertain tax benefits recorded in the year ended December 31, 2008. During the next twelve months, $447,000 of unrecognized tax benefits will reverse due to expiration of the statute of limitations.

United States income taxes have not been provided on accumulated but undistributed earnings of our non-U.S. subsidiaries as these earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal or state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities of its hypothetical calculation.

We operate in multiple jurisdictions throughout the world. We are no longer subject to U.S. federal tax examinations for years before 2007 or state and local for years before 2005, with limited exceptions. For federal purposes, the tax attributes carried forward could be adjusted through the examination process and are subject to examination 3 years from the date of utilization. Furthermore, we are no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 2004, with limited exceptions.

18. Employee benefit plans

Agreements with GM

In connection with the sale by GM of its former Delco Remy operations, we agreed with GM to allocate the financial responsibility for employee postretirement health care and life insurance on a pro rata basis between us and them. The allocation is primarily determined upon years of service with us and aggregate years of service with GM. Effective August 1, 1994, the Company established hourly and salaried postretirement health care and life insurance plans (which were assumed by us when we emerged from bankruptcy on December 6, 2007), under which GM would reimburse us for their proportionate share of the costs we incurred under the plans.

Pension and Postretirement Health Care and Life Insurance Plans

Our subsidiary, Remy Inc., had defined benefit pension plans that covered certain salaried and hourly U.S. employees. The plan covering salaried employees provided benefits that were based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. Plan assets are primarily invested in mutual funds, which invest in both debt and equity instruments. In the second quarter of 2006, we notified the U.S. salaried employees and the U.S. Internal Revenue Service (“IRS”) that we had adopted an amendment to our U.S. salaried pension plan which froze the future accrual of benefits under the salaried pension plan for all eligible participants as of June 30, 2006, and provides that no new participants will be added to the plan after June 30, 2006. The plan covering hourly employees has no active employees and no current service costs.

We offer a supplemental executive retirement pension plan to selected former and current executive officers of our company. The plan offers retirement benefits ranging from 30% to 50% of the participant’s average salary for five consecutive years prior to receiving benefits. As of December 31, 2010, there were five participants in the plan of which only one is an active employee.

Remy Automotive UK Ltd., a United Kingdom subsidiary, has a defined benefit pension plan. This plan covers a limited number of employees who were part of an acquisition in 1998. In addition, some of our international subsidiaries have other postretirement benefit plans although most participants are covered by government sponsored and administered programs.

We maintained certain U.S. salaried and hourly benefit plans that provided postretirement health care and life insurance to retirees and eligible dependents. The benefits were payable for life, although we retain the right to modify or terminate the plans. The salaried postretirement plan had cost sharing features such as deductibles and co-payments. Salaried employees who were not GM employees prior to 1992 are not eligible for the above described postretirement benefits. It is our policy to fund these benefits as claims are incurred.

Termination of postretirement healthcare cost sharing agreements with GM

On November 20, 2008, GM informed us of their decision to not charge us for a prorated share of retiree health claims for our eligible former hourly employees who were receiving or who would receive in the future retiree healthcare under the current GM retiree healthcare plan. This decision was implemented beginning with 2010 retiree claims, and coincided with the transition of these hourly employees to coverage under the International Union, United Automobile, Aerospace and Agriculture Workers of America (UAW) sponsored Voluntary Employee Benefit Association Trust (VEBA) established to cover future health care retiree costs. As a result, the accumulated postretirement benefit obligation (APBO), disclosed as of December 31, 2008, did not include any charges after 2009 for former employees who retired from GM.

In July 2009, and in connection with GM bankruptcy proceedings, we entered into an agreement with new GM to terminate GM’s reimbursement to us for GM’s proportionate share of retiree health claims for our eligible hourly retirees who receive or who would receive retiree healthcare under the Remy retiree healthcare plans. As a result of this agreement and in combination with GM’s notification on November 20, 2008 (as described above), we recorded a noncash gain of $11,987,000 in cost of goods sold in 2009.

Remy postretirement benefit plans

In connection with old GM’s rejection of the cost-sharing arrangement of the postretirement benefit provision as part of its bankruptcy proceedings, we entered into an agreement with new GM for its portion of the postretirement cost sharing arrangement.

On September 30, 2009, Remy decided to terminate the Remy postretirement healthcare benefits under the salaried and hourly postretirement plans effective December 31, 2009. In connection with the termination of these plans, we established a Voluntary Retiree Reimbursement Account Program (“VRRAP”) effective January 1, 2010. Under the VRRAP plan, participants are credited a defined lifetime capped benefit amount to cover qualifying medical expenses. The new GM agreement and plan amendment resulted in a net decrease of the benefit obligation of $2,570,000 and an increase in other comprehensive income of $10,170,000 to the Remy postretirement benefit plans in 2009.

The changes in benefit obligations and plan assets, components of expense and assumptions for the postretirement healthcare and life insurance plans are as follows:

	Postretirement healthcare and life insurance plans
	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Change in benefit obligations
Benefit obligation at beginning of period	$2,577	$6,413
Service cost	—	—
Interest cost	121	293
Amendments	—	(25,697)
Gain due to GM-UAW VEBA adoption	—	—
Actuarial loss (gain)	3	(479)
Benefits paid	(415)	(271)
Settlements	—	22,318

Benefit obligation at end of period	$2,286	$2,577

Change in plan assets
Fair value of plan assets at beginning of period	$—	$—
Employer contributions	415	271
Benefits paid	(415)	(271)

Fair value of plan assets at end of period	$—	$—

Funded status	$(2,286)	$(2,577)

Amounts recognized in the balance sheets consist of:
Current liabilities	$(915)	$(1,025)
Noncurrent liabilities	(1,371)	(1,552)

Net amount recognized	$(2,286)	$(2,577)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss (gain)	$10,194	$15,286
Prior service credit	(15,857)	(23,784)

Accumulated other comprehensive loss (income)	$(5,663)	$(8,498)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net Periodic Benefit Cost
Service cost	$—	$—	$—
Interest cost	121	293	1,196
Amortization of prior service cost	(7,928)	(2,005)	—
Recognized net actuarial loss	5,096	856	27
Settlement gain	—	(11,987)	—

Net periodic cost (benefit)	$(2,711)	$(12,843)	$1,223

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial loss (gain)	$3	$14,239	$(9,560)
Prior service credit	—	(25,697)	(92)
Amortization of prior service cost	7,928	2,005	—
Recognized net actuarial (loss) gain	(5,096)	11,131	(27)

Total recognized in other comprehensive loss (income)	2,835	1,678	(9,679)

Total recognized in net (benefit) cost and OCI	$124	$(11,165)	$(8,456)

Weighted-average assumptions

U.S. assumptions:
Discount rate for benefit obligation	5.41%	5.87%	6.00%
Discount rate for net periodic benefit cost	5.87%	6.00%	6.50%
Rate of compensation increase	0.00%	5.00%	5.00%

The changes in benefit obligations and plan assets, components of expense and assumptions for the pension plans are as follows:

	Pension benefits
	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Change in benefit obligations
Benefit obligation at beginning of period	$57,642	$53,958
Service cost	247	263
Interest cost	3,305	3,221
Amendments	—	—
Actuarial loss (gain)	4,881	2,720
Benefits Paid	(2,798)	(2,520)

Benefit obligation at end of period	$63,277	$57,642

Change in plan assets
Fair value of plan assets at beginning of period	$39,477	$32,656
Actual return on plan assets	3,733	8,359
Employer contributions	1,512	982
Benefits paid	(2,798)	(2,520)

Fair value of plan assets at end of period	$41,924	$39,477

Funded status	$(21,353)	$(18,165)

Amounts recognized in statement of financial position consist of:
Noncurrent assets	$—	$—
Current liabilities	(351)	(349)
Noncurrent liabilities	(21,002)	(17,816)

Net amount recognized	$(21,353)	$(18,165)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss (gain)	$15,818	$12,616
Prior service cost	—	—

Accumulated other comprehensive loss (income)	$15,818	$12,616

Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$63,277	$57,642
Accumulated benefit obligation	62,964	57,395
Fair value of plan assets	41,924	39,477
Components of net periodic benefit cost and other amounts recognized in other comprehensive income

Net Periodic Benefit Cost
Service cost	$247	$263	$257
Interest cost	3,305	3,221	3,205
Expected return on plan assets	(2,501)	(2,142)	(3,161)
Amortization of prior service cost	—	—	—
Recognized net actuarial loss (gain)	447	632	—

Net periodic pension cost (benefit)	$1,498	$1,974	$301

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial loss (gain)	$3,649	$(3,497)	$17,532
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Recognized net actuarial (loss) gain	(447)	(632)	—

Total recognized in other comprehensive loss (income)	3,202	(4,129)	17,532

Total recognized in net (benefit) cost and OCI	$4,700	$(2,155)	$17,833

Weighted-average assumptions

U.S. assumptions:
Discount rate for benefit obligation	5.41%	5.87%	6.00%
Discount rate for net periodic benefit cost	5.87%	6.00%	6.50%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	6.50%	6.50%	6.50%

U.K. assumptions:
Discount rate for benefit obligation	5.40%	5.70%	6.20%
Discount rate for net periodic cost	5.70%	6.20%	5.50%
Rate of compensation increase	3.45%	3.25%	3.00%
Expected return on plan assets	6.20%	6.50%	6.85%

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost over the next fiscal year:

(In thousands of dollars)	Pension	Postretirement healthcare

Amortization of actuarial losses	$540	$5,097
Amortization of prior service cost	—	(7,928)

Total	$540	$(2,831)

The projected benefit obligations for U.K. pension plans included above are $10,900,000, $9,785,000, and $7,461,000 as of December 31, 2010, 2009, and 2008, respectively. The fair value of the plan assets for U.K. pension plans included above are $8,430,000, $8,266,000, and $6,314,000 as of December 31, 2010, 2009, and 2008, respectively.

The discount rate assumptions for our U.S. pension plans and postretirement plans are based on a hypothetical yield curve and associated spot rate curve to discount the plan’s projected cash flows. The yield curve utilized is the Citigroup Pension Discount Curve. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value.

To develop the expected long-term rate of return on assets assumption, we considered the historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the present portfolio. This resulted in the selection of the 6.5% for long-term rate of return on asset assumption for U.S. plans and 6.2% for U.K. plans.

Our investment strategies with respect to U.S. pension assets are as follows:

•	The assets are managed in compliance with provisions of the Employee Retirement Income Security Act.

•

The assets are to be invested with expectations of achieving real growth with respect to inflation, the belief that the U.S. capital markets will remain viable, maintaining a level of liquidity to meet timely payment of benefits to participants and minimizing risk and achieving growth through prudent diversification of assets among investment categories.

The 2011 target plan asset allocation is:

Target allocation

Equity Investments	50% - 70%
Fixed Income Investments	30% - 50%
Cash and Short Term Investments	0% - 10%

The asset allocations were:

	As of December 31,
(In thousands of dollars)	2010		2009

Asset Allocation for Plan Assets
Interest-bearing cash	$1,972	4.7%	$1,870	4.7%
Bond Mutual Funds	13,778	32.9%	13,162	33.3%
Equity Mutual Funds	26,174	62.4%	24,445	62.0%
Common stock	—	0.0%	—	0.0%

Total plan assets	$41,924	100.0%	$39,477	100.0%

The assumptions used in deriving our postretirement costs and the sensitivity analysis thereon are:

	As of December 31,
	2010	2009

Assumed Health Care Cost Trend Rates
Health care cost trend rate assumed for next year	9%	9%
Rate to which the cost trend is expected to decline	5%	5%
Year that the rate reaches the ultimate trend rate	2014	2013

Sensitivity analysis

An increase or decrease of one percentage point in the assumed health care trends would have the following approximate effects for the year ended December 31, 2010 (in thousands of dollars):

	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$0	$0
Effect on the health care component of the accumulated postretirement benefit obligation	2	(3)

Payments to pension and postretirement plans

We contributed $1,512,000 to our pension plans in 2010 and $982,000 in 2009.

In 2011, we plan to contribute approximately $2,318,000 to our U.S. pension plans and nothing to our U.K. pension plans. The benefits of the postretirement health care plan are funded on a pay-as-you go basis and are funded on a cash basis as benefits are paid.

The following reflects the estimated future benefit payments to be paid from the plans:

(In thousands of dollars)	Pension	Postretirement healthcare

2011	$2,559	$915
2012	2,587	436
2013	2,665	251
2014	2,701	96
2015	2,782	4
Years 2016-2020	14,130	50

Defined contribution plans

We sponsor two voluntary savings plans for U.S. employees. One plan is for eligible salaried employees and the other plan is for hourly employees covered by certain labor agreements. These plans allow participants to make contributions pursuant to section 401(k) of the Internal Revenue Code. The salaried plan has Company matching contribution provisions, while the hourly plan does not. Charges were $1,207,000, $1,182,000, and $1,177,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

19. Stock-based compensation

In connection with our emergence from bankruptcy on December 6, 2007, our executive officers received restricted stock awards of 524,737 common shares at no cost to them. An additional award of 108,335 common shares was made on April 30, 2008, to certain other key employees. Both of the awards vest at 12% on each of the first three years’ anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment. In February and November 2008, our board of directors received restricted stock grants of 160,000 that vest 50% upon the first and second anniversaries. Additionally, there is a change of control provision in the aforementioned awards. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $3.00, $8.00, $11.55, and $11.55 on a per share basis to determine the value of the awards related to the November 2008 grant, the April 2008 grant, the February 2008, and December 2007, grants, respectively. Our calculation assumed a risk-free interest rate of 3.0%, volatility of 39.1%, and that no dividends would be paid.

Noncash compensation expense related to the awards was recognized for the years ended December 31, as follows (in thousands of dollars):

	2010	2009	2008

Stock based compensation expense	$1,196	$1,825	$1,800

A summary of the status of our nonvested restricted stock awards as of December 31, 2010, and changes during the year ended December 31, 2010, is presented below:

Nonvested units	Restricted stock awards	Weighted- average grant-date fair value

Nonvested at January 1, 2010	418,735	$10.57
Granted	—	—
Vested	(130,516)	10.47
Forfeited	(17,067)	8.00

Nonvested at December 31, 2010	271,152	$10.79

As of December 31, 2010, there was $1,829,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. Such cost is expected to be recognized over a weighted-average period of approximately 2 years.

On January 4, 2011, executive officers and other key employees received restricted stock awards of 744,089 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest in each of the calendar years 2011, 2012, and 2013, based on a target Adjusted EBITDA, for each of the years. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring expenses and certain items such as noncash compensation expense, loss on extinguishment of debt, intangible asset impairment charges, and reorganization items. Our board of directors received restricted stock awards of 340,455 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

20. Lease commitments

We occupy space and use certain equipment under operating lease arrangements. Rent expense, calculated on a straight-line basis, totaled $5,832,000, $6,077,000, and $8,769,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Rental commitments at December 31, 2010, for long-term non-cancellable operating leases consummated as of December 31, 2010 (not reflected as accrued restructuring) are as follows:

(In thousands of dollars)

2011	$4,328
2012	3,827
2013	3,029
2014	2,471
2015	1,845
Thereafter	2,917

21. Business segment and geographical information

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor. Products we manufacture include starters, alternators, and hybrid electric transmission motors which are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We manage our business and operate in a single reportable business segment. The operations have been aggregated for segment reporting purposes because of the similar economic characteristics of the operations, and because the nature of products, production processes, customers and methods of distribution are similar.

We are a multi-national corporation with operations in many countries, including the U.S., Canada, Mexico, Brazil, China, Hungary, South Korea, the United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Sales are attributed to geographic locations based on the point of sale.

Information is as follows:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Net sales to external customers:
United States	$667,198	$603,353	$757,370
Europe	117,245	106,184	128,090
Other Americas	119,829	79,710	102,250
Asia Pacific	199,527	121,498	113,095

Total net sales	$1,103,799	$910,745	$1,100,805

	As of December 31,
(In thousands of dollars)	2010	2009

Long-lived assets:
United States	$456,941	$461,071
Europe	34,267	36,788
Other Americas	47,400	49,402
Asia Pacific	23,484	27,387

Total long-lived assets	$562,092	$574,648

22. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We review these matters on an ongoing basis and follow the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. We believe that the ultimate liability, if any, in excess of amounts already provided for in the financial statements on the disposition of these matters and the matters discussed below would not have a material adverse effect on our financial position.

Oakley vs. Remy International, Inc.

In 2009, we elected to terminate our retiree medical program and modify our retiree life insurance coverage. On November 4, 2009, certain retirees filed a purported class action lawsuit in the U.S. District Court for the Middle District of Tennessee, Nashville Division (Civil Action No.: 2:09cv107), titled Douglas Oakley, et al. v. Remy International, Inc., challenging our right to terminate such coverage provided to retirees who were members of the United Auto Workers union and their spouses. On April 1, 2010, this case was moved to the U.S. District Court, Southern District of Indiana, Indianapolis Division. We filed a declaratory judgment action against plaintiffs to confirm our authority to modify retiree medical coverage. We continue to deny liability and intend to vigorously defend this action. Due to the early stage of this case, it is not possible to make an estimate of the amount of loss, if any, that could result from this case at this time, although management believes the range of possible exposures would not have a material adverse effect on our financial position.

Alternator recall

In our first quarter of 2010, we learned of a potential component deficiency in a limited number of our alternator products sold for a brief period of time after December 31, 2009. The root cause was tracked to a potential defect in a third party-supplied subcomponent that could, in certain cases on specific vehicle applications, result in a fire. We are unaware of any injuries associated with this issue to date. We notified the National Highway Traffic Safety Administration, or NHTSA, of the issue and conducted a voluntary campaign to recover the potentially affected units, and we have continued to report our progress to NHTSA in quarterly reports. We initiated these actions as part of a proactive effort to contain all potential products and promote consumer safety, and we have been able to recover a majority of the suspect units to date. As a result of this issue, we incurred $4,645,000 in certain costs and customer reimbursement obligations during the year ended December 31, 2010. As of December 31, 2010, we had $2,289,000 accrued as warranty within other current liabilities and accrued expenses for this recall.

Grissom Air Force Base environmental matter

We have been involved in settlement negotiations with the U.S. Department of Justice concerning a claim for reimbursement from us of up to 50% of past and future cleanup costs in connection with a former facility we leased on the Grissom Air Force Base. We believe this matter is likely to be settled in the near future with the entry of a Consent Decree in the U.S. District Court for the Northern District of Indiana South Bend Division (captioned United States of America v. Western Reman Industrial, Inc.) pursuant to which we would be required to pay $300,000 to the United States Air Force for response costs. The Consent Decree was lodged with the court on January 10, 2011, and a Motion to Enter the Proposed Consent Decree was filed on March 17, 2011 by the United States on behalf of the United States Air Force. In 2010, we recorded an environmental liability accrual of $300,000 for the proposed settlement payment. We continue to evaluate the accrual each quarter based on new developments and information until this matter is finally settled upon entry of the Consent Decree.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $111,000. The case is set for trial in July 2011.

We were notified on March 9, 2011 that Tecnomatic has filed a lawsuit in U.S. District Court, N.D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities. The complaint alleges breach of confidentiality agreement, misrepresentation and misappropriation of technology and requests damages of $110 million. We believe this action is without merit and an attempt to push us to settle the prior case.

23. Supplemental cash flow information

Supplemental cash flow information is as follows:

	Years ended December 31,
(In thousands of dollars)	2010	2009	2008

Cash paid for interest	$39,670	$30,318	$38,929
Cash paid for income taxes, net of refunds received	16,072	8,733	6,351

During the year ended December 31, 2009, we entered into certain customer agreements which extinguished certain customer obligations of approximately $23,038,000 and resulted in a deferred gain of approximately $8,152,000. The gain is being deferred and recognized over the anticipated sales of the contract through December 2013. The amount recognized as a reduction of cost of goods sold during the years ended December 31, 2010, and 2009, was $1,553,000 and $2,270,000, respectively.

As a result of entering into new customer agreements, we recorded customer contract intangibles of $31,925,000 during the year ended December 31, 2009, by incurring customer obligations of $28,908,000. These obligations are paid monthly and quarterly over the life of the agreements.

During the first quarter of 2008, we acquired the use of certain property, plant and equipment by entering into a capital lease in the amount of $1,600,000. The accompanying consolidated statements of cash flows exclude the initial noncash investing and financing activity. The principal portion of subsequent lease payments is reported in financing activities.

24. Quarterly financial information (unaudited)

(In thousands of dollars, except per share information)

	Quarter ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	Total year 2010

Net sales	$260,417	$279,369	$279,973	$284,040	$1,103,799
Gross profit	53,768	61,144	58,354	63,772	237,038
Restructuring and other charges	491	985	1,943	544	3,963
Net income (loss)	10,764	16,229	10,295	(16,097)	21,191
Net income (loss) attributable to common stockholders	2,751	7,776	1,350	(25,530)	(13,653)
Basic earnings (loss) per share	$0.27	$0.76	$0.13	$(2.48)	$(1.33)
Diluted earning (loss) per share	$0.27	$0.75	$0.13	$(2.48)	$(1.33)

	Quarter ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total year 2009

Net sales	$212,422	$233,970	$223,729	$240,624	$910,745
Gross profit	31,950	51,999	53,954	52,119	190,022
Restructuring and other charges	1,333	3,692	1,003	1,555	7,583
Net income (loss)	(7,257)	10,264	15,577	(4,524)	14,060
Net income (loss) attributable to common stockholders	(13,839)	3,053	8,112	(12,119)	(14,793)
Basic earnings (loss) per share	$(1.37)	$0.30	$0.80	$(1.19)	$(1.46)
Diluted earning (loss) per share	$(1.37)	$0.30	$0.80	$(1.19)	$(1.46)

We recorded a $19,403,000 loss on early extinguishment of debt during the fourth quarter 2010, as a result of the repayment of $153,829,000 in aggregate principal amount of our outstanding First Lien Credit Facility, $50,000,000 outstanding principal of our Second Lien Credit Facility, and $133,039,599 in aggregate principal amount of our outstanding Third-Priority Floating Rate Secured PIK Notes. The loss includes the call premium on the Third-Priority Floating Rate Secured PIK Notes, the write-off of associated deferred financing fees, and the original issue discount on the First and Second Lien Credit Facilities. The loss on extinguishment is separately stated on our accompanying consolidated statements of operations.

In July 2009, we entered into an agreement with new GM for our pro rated share of retiree health claims for our eligible former hourly employees who are receiving or who will receive retiree healthcare under the current GM retiree healthcare plan in connection with their bankruptcy proceedings. As a result of the agreement for the former hourly employees who are under the GM retiree healthcare plan, we recorded a noncash gain of $11,987,000 in cost of goods sold during the third quarter 2009.

During the second quarter 2009, we completed a one-time sale of inventory resulting in net sales recognition of $35,485,000.

Remy International, Inc.

Consolidated balance sheets

(In thousands of dollars)	March 31, 2011	December 31, 2010

	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$54,326	$37,514
Trade accounts receivable (less allowances of $1,973 and $2,364)	215,461	190,001
Other receivables	16,810	16,258
Inventories	148,082	143,021
Deferred income taxes	4,662	3,966
Prepaid expenses and other current assets	15,929	16,304

Total current assets	455,270	407,064

Property, plant and equipment	197,558	190,841
Less accumulated depreciation and amortization	60,794	55,743

Property, plant and equipment, net	136,764	135,098

Deferred financing costs, net of amortization	7,087	7,386
Goodwill	270,314	270,314
Intangibles, net	113,655	119,119
Other noncurrent assets	32,786	30,175

Total assets	$1,015,876	$969,156

Liabilities and Equity:
Current liabilities:
Short-term debt	$18,094	$18,334
Current maturities of long-term debt	3,350	3,347
Accounts payable	171,692	157,095
Accrued interest	88	1,043
Accrued restructuring	521	612
Other current liabilities and accrued expenses	129,182	144,871

Total current liabilities	322,927	325,302

Long-term debt, net of current maturities	295,780	317,769

Postretirement benefits other than pensions	1,297	1,371
Accrued pension benefits	20,954	21,002
Deferred income taxes	29,980	29,905
Other noncurrent liabilities	30,207	30,218

Redeemable preferred stock:
Class A shares	—	51,581
Class B shares	—	114,535

Equity:
Remy International, Inc. stockholders’ equity:
Common stock, Par value of $.0001; 130,000,000 shares authorized; 31,467,367 shares issued, and 116,057 treasury shares at March 31, 2011, and 10,755,704 shares issued and 176,057 treasury shares at December 31, 2010.	3	1
Additional paid-in capital	311,305	103,932
Retained earnings (accumulated deficit)	13,614	(14,453)
Accumulated other comprehensive loss	(20,583)	(21,357)

Total Remy International, Inc. stockholders’ equity	304,339	68,123
Noncontrolling interest	10,392	9,350

Total equity	314,731	77,473

Total liabilities and equity	$1,015,876	$969,156

See accompanying notes to condensed consolidated financial statements.

Remy International, Inc.

Consolidated statements of operations

(Unaudited)

(In thousands of dollars, except per share amounts)	Three months ended March 31,
	2011	2010

Net sales	$306,402	$260,417
Cost of goods sold	231,042	206,649

Gross profit	75,360	53,768

Selling, general, and administrative expenses	31,935	27,954
Restructuring and other charges	263	491

Operating income	43,162	25,323
Interest expense	7,632	10,042

Income before income taxes	35,530	15,281
Income tax expense	6,468	4,517

Net income	29,062	10,764
Less net income attributable to noncontrolling interest	995	1,065

Net income attributable to Remy International, Inc.	28,067	9,699
Preferred stock dividends	(2,114)	(6,948)
Loss on extinguishment of preferred stock	(7,572)	—

Net income attributable to common stockholders	$18,381	$2,751

Basic earnings per share:
Earnings per share	$0.70	$0.27

Weighted average shares outstanding	26,114	10,241

Diluted earnings per share:
Earnings per share	$0.68	$0.27

Weighted average shares outstanding	26,882	10,241

See accompanying notes to condensed consolidated financial statements.

Remy International, Inc.

Consolidated statements of cash flows

(Unaudited)

	Three months ended March 31,
(In thousands of dollars)	2011	2010

Cash Flows from Operating Activities:
Net income	$29,062	$10,764

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	9,069	7,206
Amortization of debt issuance costs	482	481
Noncash compensation expense	1,349	346
Deferred income taxes	574	(519)
Accrued pension and postretirement benefits, net	(766)	(500)
Restructuring and other charges	263	491
Cash payments for restructuring charges	(354)	(821)
Other	(252)	(496)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(23,336)	(24,421)
Inventories	(2,581)	1,968
Accounts payable	11,388	11,828
Other current assets and liabilities, net	(17,267)	14,183
Other noncurrent assets, liabilities, and other	(5,321)	(6,977)

Net cash provided by operating activities	2,310	13,533

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(3,631)	(3,151)
Government grant proceeds related to capital expenditures	471	—

Net cash used in investing activities	(3,160)	(3,151)

Cash Flows from Financing Activities:
Change in short-term debt and revolver	(22,178)	(5,602)
Payments made on long-term debt, including capital leases	(833)	(474)
Net proceeds from common stock rights offering	122,177	—
Dividend payments on preferred stock	(37,399)	—
Redemption of preferred stock	(44,869)	—
Debt issuance costs	(62)	—

Net cash provided by (used in) financing activities	16,836	(6,076)
Effect of exchange rate changes on cash and cash equivalents	826	(398)

Net increase in cash and cash equivalents	16,812	3,908
Cash and cash equivalents at beginning of period	37,514	30,171

Cash and cash equivalents at end of period	$54,326	$34,079

Supplemental information:

Noncash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$2,165	$1,074

See accompanying notes to condensed consolidated financial statements.

Notes to condensed consolidated financial statements

Remy International, Inc.

1. Description of the business

Business

Remy International, Inc. (together with its subsidiaries, “we”, “our”, “us”, “Remy” or the “Company”) is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We sell our products worldwide primarily under the “Delco Remy”, “Remy”, and “World Wide Automotive” brand names and our customers’ widely recognized private label brand names. Our products include light-duty and heavy-duty starters and alternators for both the original equipment and the remanufactured markets, and hybrid power technology. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia-Pacific.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy duty OEM market, since we separated from General Motors Corporation (“GM”) in 1995, when we were essentially an original equipment supplier predominantly to GM.

In general, our business is influenced by the underlying trends in the automobile, light truck, and heavy-duty truck, construction and industrial markets. We have been able to reduce the cyclical nature of some of our businesses with the diversity of OEM markets between the automotive, heavy-duty truck and industrial markets by focusing on our remanufacturing capabilities and our aftermarket business.

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers and we compete with a number of companies who supply automobile manufacturers throughout the world.

As of December 31, 2010, a significant investor held a 46% ownership interest in Remy, comprised of 4,935,065 shares of our common stock and 42,359 shares of our Series A and Series B preferred stock. Additionally, board members held 1,000 shares of our Series B preferred as of December 31, 2010. On December 17, 2010, we extinguished our Third-Priority Floating Secured PIK Notes of which the significant investor held $50,306,000. The significant investor participated in our Term B Loan syndication for $30,000,000 as of December 31, 2010.

During the three months ended March 31, 2011, the significant investor acquired an additional 9,870,130 shares of our common stock in our rights offering and their investment became a 47.2% ownership in Remy. In connection with the rights offering, the significant investor exchanged 42,359 shares of our Series A and Series B preferred shares and board members exchanged 565 shares of our Series B preferred shares for common stock. The remaining preferred shares owned by the board members were redeemed on January 31, 2011.

As of March 31, 2011, a significant investor held a 47.2% ownership interest in Remy, comprised of 14,805,195 shares of our common stock. Additionally, the significant investor held $29,925,000 in our Term B Loan as of March 31, 2011.

Remy International, Inc. emerged from bankruptcy effective December 6, 2007. Accordingly, we applied the fresh-start accounting provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 852, Reorganizations, at that date.

2. Summary of significant accounting policies

Interim consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. These statements include all adjustments (consisting of normal recurring adjustments) that management believes are necessary to present fairly our financial position, results of operations, and cash flows. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with our audited consolidated financial statements and the notes thereto for the year ended December 31, 2010.

Operating results for the interim periods presented in this report are not necessarily indicative of the results that may be expected for any future interim period or for the full year.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Government grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight- line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

On August 5, 2009, the United States government announced its intention to enter into negotiations with us regarding the awarding of a grant to us of approximately $60,200,000 for investments in equipment and manufacturing capability to manufacture electric drive motor technology for use in electric drive vehicles. We finalized the negotiation on this grant on April 8, 2010. The grant will reimburse certain capital expenditures, labor, subcontract, and other allowable costs at a rate of fifty percent (50%) of the amount expended during a three-year period. As of March 31, 2011, we have $45,312,000 of the grant award remaining.

As of March 31, 2011, we had deferred revenue of $4,548,000 related to government grants. The amounts recognized in the accompanying consolidated statements of operations as government grants were as follows (in thousands of dollars):

	Three months ended March 31,
	2011	2010

Reduction of cost of goods sold	$1,365	$1,170
Reduction of selling, general, and administrative expenses	$1,794	$706

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable include notes receivable of $28,260,000 and $23,906,000 as of March 31, 2011 and December 31, 2010, respectively, which are primarily due within the next six months. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers’ credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management’s estimate of product failure rates and customer eligibility. If these factors differ from management’s estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Earnings per share

Basic earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average shares outstanding during the period. Diluted earnings per share are based on the weighted average number of shares outstanding plus the assumed issuance of common shares and related adjustment to net income (loss) attributable to common stockholders related to all potentially dilutive securities. For the three months ended March 31, 2011, and 2010, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 767,927, and no shares, respectively, were included in the weighted average shares outstanding in the diluted calculation.

Recent accounting adoptions

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB

Emerging Issues Task Force, which amends ASC 605. ASU No. 2009-13 establishes a selling price hierarchy of vendor-specific objective evidence (“VSOE”), followed by third party evidence, followed by estimated selling price for the good or service, in that order. ASU No. 2009-13 is effective, on a prospective basis, for revenue arrangements entered into for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of ASU No. 2009-13 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This update will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

New Accounting Pronouncement

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables. ASU No. 2010-20 is effective for us for interim and annual periods ending on or after December 15, 2011. In January 2011, the FASB issued ASU No. 2011-01, Receivables (Topic 310), Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update 2010-20, which deferred the effective date for certain disclosures. The adoption of ASU No. 2010-20 is expected to increase our disclosures, but not expected to have an impact on our consolidated financial position, results of operations or cash flows.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of March 31, 2011, and December 31, 2010, are set forth in the table below:

	As of March 31, 2011			As of December 31, 2010
(In thousands of dollars)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique

Interest rate swap contracts	$(4,466)	$(4,466)	C	$(5,001)	$(5,001)	C
Foreign exchange contracts	3,176	3,176	C	1,016	1,016	C
Commodity contracts	5,730	5,730	C	9,471	9,471	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets. We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4.    Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within 12 months to hedge against currency rate fluctuations, some of which are designated as hedges.

As of March 31, 2011, and December 31, 2010, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

	Currency denomination
(In thousands)	March 31,	December 31,
Foreign currency contract	2011	2010

South Korean Won Forward	$27,680	$38,144
Mexican Peso Collar	$17,549	$23,316
Hungarian Forint Forward	€10,800	€14,400

Accumulated unrealized net gains of $2,052,000 and $712,000 were recorded in “Accumulated other comprehensive income (loss)” as of March 31, 2011, and December 31, 2010, respectively. As of March 31, 2011, gains of $2,052,000 are expected to be reclassified to the consolidated statement of operations within the next twelve months. Any ineffectiveness during the three month periods ended March 31, 2011, and 2010, respectively was immaterial. The Mexican Peso collar is an undesignated hedge and changes in the fair value are recorded as cost of goods sold in the statement of operations.

Interest rate risk

In December 2010, we entered into an interest rate swap agreement in respect of 50% of the outstanding principal balance of our Term B Loan under which we swap a variable LIBOR rate with a floor of 1.750% to a fixed rate of 3.345%. The Term B Loan $150,000,000 notional value interest rate swap expires December 31, 2013. Due to the significant value of the terminated swaps which were rolled into this swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense in the accompanying consolidated statements of operations.

During 2009, we entered into two interest rate swap agreements that effectively converted $50,000,000 of our First Lien Term Loans from a variable interest rate to a fixed rate of 2.500%, and $50,000,000 of our Second Lien Term Loan from a variable interest rate to a fixed rate of 2.600%.

During 2008, we entered into two interest rate swap agreements that effectively converted $100,000,000 of our First and Second Lien Term Loans from a variable interest rate to a fixed rate of 3.585%, and $50,000,000 of our First Lien Term Loan from a variable interest rate to a fixed rate of 3.390%. The $100,000,000 notional value interest rate swap expired on December 13, 2010.

Since the First and Second Lien Term Loan interest rate swaps hedged the variability of interest payments on variable rate debt with the same terms, they qualified for cash flow hedge accounting treatment. There was no hedge ineffectiveness during the three month period ended March 31, 2010. As the interest related to the First and Second Lien Term Loans was no longer probable of occurring as a result of the debt refinancing in December 2010, we recognized the remaining amounts of the interest rate swaps in “Accumulated other comprehensive income (loss)” as interest expense in December 2010.

During 2008, we terminated certain interest rate swap agreements resulting in a gain that is amortized as an offset to interest expense over the original term of the agreements. We recognized the remaining amounts of the gain in “Accumulated other comprehensive income (loss)” of $175,000 as a reduction of interest expense on December 17, 2010, in connection with the debt refinancing.

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to twelve months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had twenty-three commodity price hedge contracts outstanding at March 31, 2011, and thirty-one commodity price hedge contracts outstanding at December 31, 2010, with combined notional quantities of 4,067.82 and 5,034.62 metric tons of copper, respectively. We had 19.95 metric tons of aluminum commodity contracts outstanding as of December 31, 2010. These contracts mature within the next twelve months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized net gains of $5,561,000 and $9,138,000 were recorded in “Accumulated other comprehensive income (loss)” as of March 31, 2011, and December 31, 2010, respectively. As of March 31, 2011, gains of $5,561,000 are expected to be reclassified to the accompanying consolidated statement of operations within the next 12 months. Hedge ineffectiveness during the three month period ended March 31, 2011 and 2010, respectively, was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a net basis.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying consolidated statements of operations. Derivative gains and losses included in “Accumulated other comprehensive income (loss)” for effective hedges are reclassified into the accompanying consolidated statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying consolidated statements of operations. Our undesignated hedges are primarily foreign currency hedges as the entity with the derivative transaction does not bear the foreign currency risk, and our interest rate swaps whose fair value at inception of the instrument due to the roll over of existing interest rate swaps resulted in ineffectiveness.

The following table discloses the fair values and balance sheet locations of our derivative instruments:

	Asset derivatives			Liability derivatives
(In thousands of dollars)	Balance sheet location	March 31, 2011	December 31, 2010	Balance sheet location	March 31, 2011	December 31, 2010

Derivatives designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$5,730	$9,471	Other current liabilities and accrued expenses	$—	$—
Foreign currency contracts	Prepaid expenses and other current assets	2,630	1,154	Other current liabilities and accrued expenses	—	—

Total derivatives designated as hedging instruments		$8,360	$10,625		$—	$—

Derivatives not designated as hedging instruments:
Foreign currency contracts	Prepaid expenses and other current assets	$546	$—	Other current liabilities and accrued expenses	$—	$138
Interest rate swap contracts	Prepaid expenses and other current assets	—	—	Other current liabilities and accrued expenses	2,310	2,303
Interest rate swap contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	2,156	2,698

Total derivatives not designated as hedging instruments		$546	$—		$4,466	$5,139

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the three month period ended March 31, 2011 (in thousands of dollars):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)

Commodity contracts	$(104)	Cost of goods sold	3,472	Cost of goods sold	$(11)
Foreign currency contracts	2,011	Cost of goods sold	840	Cost of goods sold	—

	$1,907		$4,312		$(11)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives

Foreign currency contracts	Cost of goods sold	$ 786
Interest rate swap	Interest expense	(156)

The following tables disclose the effect of our derivative instruments on the accompanying consolidated statement of operations for the three month period ended March 31, 2010 (in thousands of dollars):

Derivatives Designated as Cash Flow Hedging Instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)

Interest rate swap contracts	$(1,798)	Interest expense, net	$(1,240)	Interest expense, net	$—
Commodity contracts	385	Cost of goods sold	7	Cost of goods sold	—
Foreign currency contracts	883	Cost of goods sold	497	Cost of goods sold	—

	$(530)		$(736)		$—

Derivatives Not Designated as Hedging Instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives

Foreign currency contracts	Cost of goods sold	$1,159

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying consolidated statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the three months ended March 31, 2011, and 2010, was $1,905,000, and $1,473,000, respectively. Gross amounts factored under these facilities as of March 31, 2011, and December 31, 2010, were $198,616,000 and $178,398,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Raw materials include supplies which consist of materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products. Net inventories consisted of the following:

(In thousands of dollars)	March 31, 2011	December 31, 2010

Raw materials	$48,733	$46,722
Core inventory	26,713	27,041
Work-in-process	10,198	9,568
Finished goods	62,438	59,690

	$148,082	$143,021

6. Property, plant and equipment

Depreciation and amortization expense of property, plant, and equipment for the three months ended March 31, 2011, and 2010, was $4,522,000, and $4,515,000, respectively.

7. Goodwill and other intangible assets

The following table represents the carrying value of other intangible assets:

	As of March 31, 2011			As of December 31, 2010
(In thousands of dollars)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net

Definite-life intangibles:
Intellectual property	$11,585	$3,178	$8,407	$11,230	$3,087	$8,143
Customer relationships	35,500	10,461	25,039	35,500	9,608	25,892
Customer contract	72,170	46,011	26,159	71,373	40,489	30,884
Trade names	6,000	150	5,850	6,000	—	6,000

Total	125,255	59,800	65,455	124,103	53,184	70,919

Indefinite-life intangibles:
Trade names	48,200	—	48,200	48,200	—	48,200

Intangible assets, net	$173,455	$59,800	$113,655	$172,303	$53,184	$119,119

Goodwill	$270,314	$—	$270,314	$270,314	$—	$270,314

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed.

We perform impairment testing annually or more frequently when events or circumstances indicate that the carrying amount of the above intangibles may be impaired.

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $29,381,000 and $25,440,000 as of March 31, 2011, and December 31, 2010, respectively.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consist of the following:

(In thousands of dollars)	March 31, 2011	December 31, 2010

Accrued warranty	$27,974	$28,433
Accrued wages and benefits	25,713	43,790
Current portion of customer obligations	7,443	8,866
Rebates, stocklifts, discounts and returns	17,393	14,530
Current deferred revenue	3,987	3,963
Other	46,672	45,289

	$129,182	$144,871

Changes to our current and noncurrent accrued warranty were as follows:

	Three months ended March 31,
(In thousands of dollars)	2011	2010

Balance at beginning of period	$32,510	$23,179
Provision for warranty	12,318	14,263
Payments and charges against the accrual	(12,466)	(10,769)

Balance at end of period	$32,362	$26,673

10. Other noncurrent liabilities

Other noncurrent liabilities consist of the following:

(In thousands of dollars)	March 31, 2011	December 31, 2010

Customer obligations and contracts, net of current portion	$5,703	$6,418
Noncurrent deferred revenue	7,051	7,144
Other	17,453	16,656

	$30,207	$30,218

We operate globally to take advantage of global economic conditions and related cost structures. We are subject to various duties and import/export taxes. We actively review our import/export processes in North and South America, Europe and Asia to verify the appropriate import duty classification, value and duty rate, including import value added tax. As part of this review process, we identified a potential exposure related to customs duties in the U.S. We notified and entered into negotiations with the U.S. Department of Commerce (DOC) on this matter and reached a settlement with them. The settlement, dated October 1, 2007, requires us to pay a total of $7,279,000 plus interest as follows: $500,000 after acceptance of the Note by the DOC; $970,000 thereafter annually, commencing June 30, 2008, with a final annual payment of $959,000 due on June 30, 2014. Interest began to accrue upon our emergence from bankruptcy. Early payment is permitted without penalty. The noncurrent balance included in other in the “Other noncurrent liabilities” table as of March 31, 2011, and December 31, 2010, was $3,050,000 and $2,899,000, respectively. The current balance included in “Other current liabilities and accrued expenses” as of March 31, 2011, and December 31, 2010, was $970,000 for both periods.

11. Restructuring and other charges

Total restructuring and other charges of $263,000 were recorded for the three months ended March 31, 2011. These charges consisted of $246,000 of employee termination benefits, and $17,000 of lease termination and other exit costs. The charges related to reductions in force in both Europe and the United States, and exit costs in Europe.

Total restructuring and other charges of $491,000 were recorded for the three months ended March 31, 2010. These charges consisted of employee termination benefits of $189,000, and lease termination costs and other exit costs of $302,000. The charges mainly related to the closure of a distribution center in Mississippi, overhead costs at the closed production facility in Poland, and a reduction in force at one of the production facilities in Hungary.

The following table summarizes the activity in our accrual for restructuring for the three months ended March 31:

(In thousands of dollars):

2011	Termination benefits	Exit costs	Total

Accrual at December 31, 2010	$487	$125	$612
Provision	246	17	263
Payments	(346)	(8)	(354)

Accrual at March 31, 2011	$387	$134	$521

2010	Termination benefits	Exit costs	Total

Accrual at December 31, 2009	$582	$1,608	$2,190
Provision	189	302	491
Payments	(286)	(535)	(821)

Accrual at March 31, 2010	$485	$1,375	$1,860

Significant components of restructuring expenses for the approved activities are:

(In thousands of dollars)	Total expected costs	Expense incurred in			Estimated future expense
		2011	2010	2009

2011 Activities
Severance	$239	$134	$—	$—	$105
Exit costs	710	—	—	—	710

	$949	$134	$—	$—	$815

2010 Activities
Severance	$1,779	$112	$1,667	$—	$—
Exit costs	227	17	210	—	—

	$2,006	$129	$1,877	$—	$—

2009 Activities
Severance	$2,446		$30	$2,416	$—
Exit costs	950	—	75	875	—

	$3,396	$—	$105	$3,291	$—

12. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

(In thousands of dollars)	March 31, 2011	December 31, 2010

Asset-Based Revolving Credit Facility—Maturity date of December 17, 2015	$—	$21,273
Term B Loan—Maturity date of December 17, 2016	296,371	297,000

Total Senior Credit Facility and Notes	296,371	318,273
Capital leases	2,759	2,843
Less current maturities	(3,350)	(3,347)

Long-term debt less current maturities	$295,780	$317,769

In December 2010, we entered into a $95,000,000, five year, Asset-Based Revolving Credit Facility (“ABL”), replacing our previous Senior Secured Revolving Credit Agreement. The ABL is secured by substantially all domestic accounts receivable and inventory. It bears interest, varying with the level of available borrowing, at a defined Base Rate plus 1.00%—1.50% per annum or, at our election, at an applicable LIBOR Rate plus 2.00%—2.50% per annum and is paid monthly. At March 31, 2011, the revolver balance was zero. Based upon the collateral supporting the revolving credit agreement, the amount borrowed, and the outstanding letters of credit of $4,800,000, there was additional availability for borrowing of $59,261,000 on March 31, 2011. The ABL agreement matures on December 17, 2015.

In December 2010, we entered into a $300,000,000 Term Loan B (“Term B”) facility with original issue discount of $3,000,000. The Term B is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL. The Term B bears an interest rate consisting of LIBOR (subject to a floor of 1.75%) plus 4.5% per annum. The Term B matures on December 17, 2016. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than December 17, 2016. At March 31, 2011, the average borrowing rate, including the impact of the interest rate swaps, was 7.05%.

As of March 31, 2011, the estimated fair value of our Term B Loan was $302,991,000. The estimated fair value was $6,620,000 greater than the carrying value. As of December 31, 2010, the estimated fair value of our Term B Loan was $299,970,000. The estimated fair value was $2,970,000 greater than the carrying value. Fair market values are developed by the use of estimates obtained from brokers and other appropriate valuation techniques based on information available as of March 31, 2011, and December 31, 2010. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All credit agreements contain various covenants and representations that are customary for transactions of this nature. We are in compliance with all covenants as of March 31, 2011. Our debt covenants include certain earnings requirements, capital expenditure limits and liquidity ratios. Dividends and additional borrowings are limited under the covenants.

Short-term debt

We have revolving credit facilities with six Korean banks with a total facility amount of approximately $20,322,000 of which $13,548,000 is borrowed at average interest rates of 5.36% at March 31, 2011. In Hungary, there is a revolving credit facility and a note payable with three separate banks for a credit facility of $5,261,000 of which $3,109,000 is borrowed at average interest rates of 6.03% at March 31, 2011. Also, in Belgium we have revolving loans with two banks for a credit facility of $5,060,000 of which $1,437,000 is borrowed at average interest rates of 2.52% at March 31, 2011.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 5.8% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $3,629,000 at March 31, 2011, and approximately $3,724,000 at December 31, 2010, net of accumulated amortization.

13. Redeemable preferred stock

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the amendment to our certificate of incorporation to allow us to redeem our Series A preferred stock and Series B preferred stock at our option. The amendment to the Amended and Restated Series A and Series B Preferred Stock allows for us to redeem the preferred stock at a redemption price equal to 115% of the liquidation preference plus accrued and unpaid dividends to the date of payment of the redemption proceeds.

On January 19, 2011, the Board of Directors declared a dividend of $37,246,000 on the shares of Series A and Series B preferred stock to stockholders of record on January 20, 2011, and issued a notice of redemption of the remaining Series A and Series B preferred stock. On January 31, 2011, we redeemed our outstanding shares of Series A and Series B preferred stock for $45,022,000, which included $5,872,000 premium of liquidation preference at redemption and accrued dividends of $153,000. In January 2011, we had a loss on extinguishment of our preferred shares of $7,572,000 related to the premium on liquidation preference at redemption and $1,700,000 related to the “Backstop Fees.”

14. Stockholders’ equity

On January 14, 2011, we received the requisite two-thirds common stockholder vote approving the rights offering with certain related parties and the proposed amendment to our certificate of incorporation to allow us to redeem our Series A preferred stock and Series B preferred stock at our option.

Pursuant to the terms of the January 2011 rights offering, we offered shares of common stock at a price of $11.00 per share to existing holders of common stock as of November 12, 2010, who certified to the Company that they are accredited investors or institutional accredited investors.

Eligible stockholders exercised rights for 19,723,786 shares of common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000. Costs directly attributable to the January 2011 rights offering recorded as an offset of the proceeds in additional paid in capital were approximately $1,249,000. We utilized the proceeds from the January 2011 rights offering to redeem our remaining outstanding Series A and Series B preferred shares as discussed in Note 13.

15. Income taxes

We compute on a quarterly basis an estimated annual effective tax rate considering ordinary income and related income tax expense. Ordinary income refers to income (loss) before income tax expense excluding significant, unusual, or infrequently occurring items. The tax effect of an unusual or infrequently occurring item is recorded in the interim period in which it occurs. To the extent we cannot reliably estimate annual projected taxes for a taxing jurisdiction, taxes on ordinary income for such a jurisdiction are reported in the period in which they are incurred, which is the case for our domestic tax jurisdictions. Other items included in income tax expense in the periods in which they occur include the cumulative effect of changes in tax laws or rates, foreign exchange gains and losses, adjustments to uncertain tax positions, and adjustments to our valuation allowance due to changes in judgment in the realizability of deferred tax assets in future years.

Income tax expense of $6,468,000 for the three months ended March 31, 2011, consisted of deferred U.S. federal tax of zero, domestic state and local income taxes of $642,000, and taxes in various foreign jurisdictions of $5,826,000. Income tax expense of $4,517,000 for the three months ended March 31, 2010, consisted of U.S. federal tax of zero, domestic state and local taxes of $121,000, and taxes in various foreign jurisdictions of $4,396,000. We established a valuation allowance for our domestic U.S. income tax assets amounting to $97,471,000 at March 31, 2011, which is net of a decrease of $9,017,000 in the net operating loss deferred tax asset from operating results.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. We are no longer subject to U.S. federal tax examinations for years before 2007 or state and local years before 2005, with limited exceptions. For federal purposes, the tax attributes carried forward could be adjusted through the examination process and are subject to examination 3 years from the date of utilization. Furthermore, we are no longer subject to income tax examinations in major foreign tax jurisdictions for years prior to 2004, with limited exceptions.

We have total unrecognized tax benefits of $3,692,000 that have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. No significant events have occurred in the first quarter to cause an adjustment of such liability.

The effective income tax rate for the three months ended March 31, 2011, differs from the U.S. federal income tax rate primarily due to the effect of foreign taxable income and the release of the valuation allowance against the U.S. net operating losses reported in the financial statements.

The effective income tax rate for the three months ended March 31, 2010, differs from the U.S. federal income tax rate primarily due to the effect of foreign taxable income and the valuation allowance against the U.S. net loss reported in the financial statements.

16. Employee benefit plans

The components of expense for the plans are as follows (in thousands of dollars):

Pension benefits:
	Three months ended March 31,
Components of expense	2011	2010

Service costs	$66	$62
Interest costs	690	695
Expected return on plan assets	(544)	(499)
Recognized net actuarial loss	140	112

Net periodic pension cost	$352	$370

Postretirement health care and life insurance plans:
	Three months ended March 31,
Components of expense	2011	2010

Interest costs	$25	$30
Amortization of prior service cost	(1,982)	(1,982)
Recognized net actuarial loss (gain)	1,282	1,273

Net periodic cost (benefit)	$(675)	$(679)

Cash flows – employee benefit plans

We contributed $245,000 to our pension plans in the three months ended March 31, 2011. We expect to contribute a total of $2,270,000 to our U.S. pension plans in 2011. The postretirement health care plan is funded as benefits are paid.

17. Stock-based compensation

In connection with our emergence from bankruptcy on December 6, 2007, our executive officers received restricted stock awards of 524,737 common shares at no cost to them. An additional award of 108,335 common shares was made on April 30, 2008, to certain other key employees. Both of the awards vest at 12% on each of the first three years’ anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment. In February and November 2008, our Board of Directors received restricted stock grants of 160,000 that vest 50% upon the first and second anniversaries. Additionally, there is a change of control provision in the aforementioned awards. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $3.00, $8.00, $11.55, and $11.55 on a per share basis to determine the value of the awards related to the November 2008 grant, the April 2008 grant, the February 2008, and December 2007, grants, respectively. Our calculation assumed a risk-free interest rate of 3.0%, volatility of 39.1%, and that no dividends would be paid.

On January 4, 2011, executive officers and other key employees received restricted stock awards of 744,089 common shares. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest in each of the calendar years 2011, 2012, and 2013, based on a target Adjusted EBITDA, for each of the years. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring expenses and certain items such as noncash compensation expense, loss on extinguishment of debt, intangible asset impairment charges, and reorganization items. Our board of directors received restricted stock awards of 340,455 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date. As a nonpublic company, there is not an active viable market for our common stock; accordingly, we used a calculated value of $11.00. We based this valuation primarily on the $11.00 per share price offered in the January 2011 rights offering. Since the shares sold in this rights offering were not freely tradable at issuance, the offering price includes a discount for lack of marketability, and we determined that this price approximates fair value as of the grant date.

Noncash compensation expense related to the awards was recognized for the three months ended March 31, as follows (in thousands of dollars):

	2011	2010

Stock-based compensation expense	$1,349	$346

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

18. Other comprehensive income

Our comprehensive income was as follows (In thousands of dollars):

	Three months ended March 31,
	2011	2010

Net income	$29,062	$10,764
Other comprehensive income (loss):
Foreign currency translation adjustments	3,735	(2,301)
Currency forward contracts, net of tax	1,176	386
Commodity contracts, net of tax	(3,577)	378
Interest rate swaps and collar contract, net of tax	—	(670)
Employee benefit plans, net of tax	(560)	(597)

Total other comprehensive income (loss), net of tax	774	(2,804)

Comprehensive income	29,836	7,960
Less: Comprehensive income attributable to noncontrolling interest	1,042	1,065

Comprehensive income attributable to Remy International, Inc.	$28,794	$6,895

19. Business segment and geographical information

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor. Products we manufacture include starter motors, alternators, and hybrid electric transmission motors which are principally sold or distributed to OEMs for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We manage our business and operate in a single reportable business segment. The operations have been aggregated for segment reporting purposes because of the similar economic characteristics of the operations, and because the nature of products, production processes, customers and methods of distribution are similar.

We are a multi-national corporation with operations in many countries, including the U.S., Canada, Mexico, Brazil, China, Hungary, South Korea, the United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Sales are attributed to geographic locations based on the point of sale.

Information about our net sales by region is as follows:

	Three months ended March 31,
(In thousands of dollars)	2011	2010

Net sales to external customers:
United States	$191,179	$155,951
Europe	31,386	30,714
Other Americas	28,283	26,759
Asia Pacific	55,554	46,993

Total net sales	$306,402	$260,417

20. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We review these matters on an ongoing basis and follow the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. We believe that the ultimate liability, if any, in excess of amounts already provided for in the financial statements on the disposition of these matters and the matters discussed below would not have a material adverse effect on our financial position.

Oakley vs. Remy International, Inc.

In 2009, we elected to terminate our retiree medical program and modify our retiree life insurance coverage. On November 4, 2009, certain retirees filed a purported class action lawsuit in the U.S. District Court for the Middle District of Tennessee, Nashville Division (Civil Action No.: 2:09cv107), titled Douglas Oakley, et al. v. Remy International, Inc., challenging our right to terminate such coverage provided to retirees who were members of the United Auto Workers union and their spouses. On April 1, 2010, this case was moved to the U.S. District Court, Southern District of Indiana, Indianapolis Division. We filed a declaratory judgment action against plaintiffs to confirm our authority to modify retiree medical coverage. We continue to deny liability and intend to vigorously defend this action. Due to the early stage of this case, it is not possible to make an estimate of the amount of loss, if any, that could result from this case at this time, although management believes the range of possible exposures would not have a material adverse effect on our financial position.

Alternator recall

In our first quarter of 2010, we learned of a potential component deficiency in a limited number of our alternator products sold for a brief period of time after December 31, 2009. The root cause was tracked to a potential defect in a third party-supplied subcomponent that could, in certain cases on specific vehicle applications, result in a fire. We are unaware of any injuries associated with this issue to date. We notified the National Highway Traffic Safety Administration, or NHTSA, of the issue and conducted a voluntary campaign to recover the potentially affected units, and we have continued to report our progress to NHTSA in quarterly reports. We initiated these actions as part of a proactive effort to contain all potential products and promote consumer safety, and we have been able to recover a majority of the suspect units to date. As a result of this issue, we incurred $4,645,000 in certain costs and customer reimbursement obligations during the year ended December 31, 2010. As of March 31, 2011, we had $1,491,000 accrued as warranty within other current liabilities and accrued expenses for this recall.

Grissom Air Force Base environmental matter

We have been involved in settlement negotiations with the U.S. Department of Justice concerning a claim for reimbursement from us of up to 50% of past and future cleanup costs in connection with a former facility we leased on the Grissom Air Force Base. We believe this matter is likely to be settled in the near future with the entry of a Consent Decree in the U.S. District Court for the Northern District of Indiana South Bend Division (captioned United States of America v. Western Reman Industrial, Inc.) pursuant to which we would be required to pay $300,000 to the United States Air Force for response costs. The Consent Decree was lodged with the court on January 10, 2011, and a Motion to Enter the Proposed Consent Decree was filed on March 17, 2011 by the United States on behalf of the United States Air Force. In 2010, we recorded an environmental liability accrual of $300,000 for the proposed settlement payment. We continue to evaluate the accrual each quarter based on new developments and information until this matter is finally settled upon entry of the Consent Decree.

Remy, Inc. vs. Tecnomatic S.p.A.

On September 12, 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic manufactured for us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $111,000. The case is set for trial in July 2011.

We were notified on March 9, 2011 that Tecnomatic has filed a lawsuit in U.S. District Court, N.D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities. The complaint alleges breach of confidentiality agreement, misrepresentation and misappropriation of technology and requests damages of $110 million. We believe this action is without merit and an attempt to push us to settle the prior case.

            shares

Common stock

Prospectus

J.P. Morgan	BofA Merrill Lynch	UBS Investment Bank

                    , 2011

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                     , 2011 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table lists the costs and expenses, other than underwriting discount and commissions, payable by the registrant in connection with the sale of the common stock covered by this registration statement. All amounts are estimates except for the SEC registration fee, the NYSE listing fee and the FINRA fee.

Description	Amount

SEC registration fee		$11,610

NYSE listing fee		*

FINRA fee		10,500

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Blue sky fees and expenses		*

Transfer agent and registrar fees and expenses		*

Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers from certain expenses in connection with legal proceedings and permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by this section.

The Registrant’s amended and restated certificate of incorporation, as currently in effect, provides for, and the Registrant’s amended and restated certificate of incorporation to be in effect immediately after completion of the offering contemplated by this registration statement will provide for, the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws, as currently in effect, provide for, and the Registrant’s amended and restated bylaws to be in effect immediately after completion of the offering contemplated by this registration statement will provide for, the indemnification of officers, directors and certain third parties acting on the Registrant’s behalf to the fullest extent permissible under Delaware law.

The Registrant entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant and the Registrant’s executive officers and directors for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement or the related prospectus.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent sales of unregistered securities

The following sets forth information regarding all securities sold by the registrant since March 1, 2008 without registration under the Securities Act of 1933, as amended (the “Securities Act”):

1.	Since March 1, 2008, the registrant granted restricted stock and restricted stock units for a total of 1,229,546 shares of the registrant’s common stock. These transactions were exempt from registration under the Securities Act in reliance on either Rule 701 under the Securities Act or section 4(2) of the Securities Act, including Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

2.	In January 2011, the registrant sold, to existing stockholders of the registrant who certified that they are “accredited investors” within the meaning of Rule 501(a) of Regulation D under the Securities Act, an aggregate of 19,723,786 shares of common stock for aggregate consideration consisting of approximately $123.4 million in cash proceeds and the delivery to the registrant of 48,004 shares of the registrant’s series A and series B preferred stock having a total liquidation preference and accrued dividends of $93.5 million. The registrant conducted these transactions in reliance on section 4(2) of the Securities Act, including pursuant to Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1*	Form of underwriting agreement

3.1a†	Amended and Restated Certificate of Incorporation as currently in effect

3.1b*	Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering

3.2a†	Second Amended and Restated Bylaws as currently in effect

3.2b*	Third Amended and Restated Bylaws to be in effect upon completion of this offering

4.1*	Specimen common stock certificate

4.2a†	Registration Rights Agreement, dated December 6, 2007, among Remy International, Inc. and the Stockholders named therein

4.2b†	2010 letter agreement relating to Registration Rights Agreement, dated December 6, 2007, between Remy International, Inc. and Ore Hill Hub Fund Ltd

5.1*	Opinion of Dewey & LeBoeuf LLP regarding the legality of the common stock being offered

Exhibit Number	Description
10.1†	Term B Loan Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Barclays Bank plc, and Wells Fargo Securities, LLC
10.2†	Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Western Reman Industrial, Inc., Power Investments, Inc., Remy Electric Motors, L.L.C., Reman Holdings, L.L.C., Remy India Holdings, Inc., Remy Technologies, L.L.C., Remy Korea Holdings, L.L.C., Remy Inc., Remy International Holdings, Inc., Remy Power Products, LLC, Wells Fargo Capital Finance, LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith, Inc.
10.3†	Assistance Agreement (DE-EE0002023) between Remy Inc. and the U.S. Department of Energy / NETL dated December 17, 2009 (as amended April 8, 2010, April 20, 2010, August 18, 2010 and February 8, 2011)
10.4*	Trademark License Agreement, dated as of July 31, 1994, among DRA Inc., DR International, Inc., and General Motors Corporation
10.5*	Agreement to Resolve Objection to Cure Notice, dated October 29, 2009, between General Motors company and Remy Inc.
10.6*	Form of Indemnification Agreement
10.7*	Description of Directors’ Compensation
10.8*	Form of Restricted Stock Award Agreement used for grants in 2007 and 2008
10.9*	Remy International, Inc. 2010 Long-Term Incentive Cash Bonus Plan
10.10*	Remy International, Inc. 2010 Annual Incentive Bonus Plan
10.11*	Remy International, Inc. 2011 Annual Incentive Bonus Plan
10.12*	Remy International, Inc. Annual Incentive Bonus Plan
10.13*	Remy International, Inc. Deferred Compensation Plan, effective December 30, 2008
10.14*	Remy International, Inc. Supplemental Executive Retirement Plan, effective January 1, 2009
10.15*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and John H. Weber
10.16*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Fred Knechtel
10.17*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and John J. Pittas
10.18*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Jesus Sanchez
10.19*	Second Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Gerald T. Mills
10.20*	Employment Agreement, dated October 2, 2006 and amended on July 22, 2010, among Remy Automotive Europe bvba, the other parties thereto and Philippe James
10.21*	Remy International, Inc. Omnibus Incentive Plan
10.22*	Form of Notice of Restricted Stock Grant for Directors and Restricted Stock Award Agreement under the Remy International, Inc. Omnibus Incentive Plan

Exhibit Number	Description

10.23*	Form of Notice of Restricted Stock Grant for Employees and Restricted Stock Award Agreement under the Remy International, Inc. Omnibus Incentive Plan

10.24**	Accommodation Agreement, dated as of July 30, 2007, between Remy Inc. and General Motors Corporation

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Dewey & LeBoeuf LLP (contained in exhibit 5.1)

24.1†	Power of attorney (contained in signature page)

*	To be filed by amendment.
†	Previously filed.
**	Certain portions have been omitted pursuant to a confidential treatment request. The omitted portions have been filed separately with the SEC.

SCHEDULE II

Valuation and qualifying accounts for

the years ended December 31, 2010, 2009 and 2008

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to Other Accounts		Deductions		Balance at End of Period

	(Dollars in thousands)

Year ended December 31, 2010
Allowance for doubtful accounts	$2,927	$1,086	$4	(c)	$(1,653	)(a)	$2,364
Allowance for excess and obsolete inventory	8,880	6,131	(105	)(c)	(6,852	)(d)	8,054
Deferred tax asset valuation allowance	126,521	8,413	(1,110	)(b)	—		133,824

Year ended December 31, 2009
Allowance for doubtful accounts	$4,642	$500	$31	(c)	$(2,246	)(a)	$2,927
Allowance for excess and obsolete inventory	7,918	6,874	100	(c)	(6,012	)(d)	8,880
Deferred tax asset valuation allowance	131,713	(2,352)	(2,840	)(b)	—		126,521

Year ended December 31, 2008
Allowance for doubtful accounts	$2,131	$3,722	$(24	)(c)	$(1,187	)(a)	$4,642
Allowance for excess and obsolete inventory	7,055	6,048	(298	)(c)	(4,887	)(d)	7,918
Deferred tax asset valuation allowance	124,052	3,451	4,210	(b)	—		131,713

(a)	Uncollectible accounts written off

(b)	Amounts related to changes in valuation allowance for deferred tax assets related to other comprehensive income

(c)	Other is impact of foreign currency translation

(d)	Deductions represent write-offs due to sales or scrap of inventory under reserve

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

2.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pendleton, State of Indiana, on this 6th day of May, 2011.

REMY INTERNATIONAL, INC.

By:	/S/ JOHN H. WEBER
John H. Weber
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JOHN H. WEBER John H. Weber	Chief Executive Officer and Director (principal executive officer)	May 6, 2011

/S/ FRED KNECHTEL Fred Knechtel	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	May 6, 2011

* William P. Foley, II	Director	May 6, 2011

* Alan L. Stinson	Director	May 6, 2011

* Brent B. Bickett	Director	May 6, 2011

* Lawrence F. Hagenbuch	Director	May 6, 2011

* Stephen Magee	Director	May 6, 2011

* Norman Stout	Director	May 6, 2011

*By:	/s/ JOHN H. WEBER
John H. Weber Attorney-in-Fact

Exhibit index

Exhibit Number	Description

1.1*	Form of underwriting agreement

3.1a†	Amended and Restated Certificate of Incorporation as currently in effect

3.1b*	Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering

3.2a†	Second Amended and Restated Bylaws as currently in effect

3.2b*	Third Amended and Restated Bylaws to be in effect upon completion of this offering

4.1*	Specimen common stock certificate

4.2a†	Registration Rights Agreement, dated December 6, 2007, among Remy International, Inc. and the Stockholders named therein

4.2b†	2010 letter agreement relating to Registration Rights Agreement, dated December 6, 2007, between Remy International, Inc. and Ore Hill Hub Fund Ltd

5.1*	Opinion of Dewey & LeBoeuf LLP regarding the legality of the common stock being offered

10.1†	Term B Loan Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Barclays Bank plc, and Wells Fargo Securities, LLC

10.2†	Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Western Reman Industrial, Inc., Power Investments, Inc., Remy Electric Motors, L.L.C., Reman Holdings, L.L.C., Remy India Holdings, Inc., Remy Technologies, L.L.C., Remy Korea Holdings, L.L.C., Remy Inc., Remy International Holdings, Inc., Remy Power Products, LLC, Wells Fargo Capital Finance, LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith, Inc.

10.3†	Assistance Agreement (DE-EE0002023) between Remy Inc. and the U.S. Department of Energy / NETL dated December 17, 2009 (as amended April 8, 2010, April 20, 2010, August 18, 2010 and February 8, 2011)

10.4*	Trademark License Agreement, dated as of July 31, 1994, among DRA Inc., DR International, Inc., and General Motors Corporation

10.5*	Agreement to Resolve Objection to Cure Notice, dated October 29, 2009, between General Motors company and Remy Inc.

10.6*	Form of Indemnification Agreement

10.7*	Description of Directors’ Compensation

10.8*	Form of Restricted Stock Award Agreement used for grants in 2007 and 2008

10.9*	Remy International, Inc. 2010 Long-Term Incentive Cash Bonus Plan

10.10*	Remy International, Inc. 2010 Annual Incentive Bonus Plan

10.11*	Remy International, Inc. 2011 Annual Incentive Bonus Plan

10.12*	Remy International, Inc. Annual Incentive Bonus Plan

Exhibit Number	Description

10.13*	Remy International, Inc. Deferred Compensation Plan, effective December 30, 2008

10.14*	Remy International, Inc. Supplemental Executive Retirement Plan, effective January 1, 2009

10.15*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and John H. Weber

10.16*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Fred Knechtel

10.17*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and John J. Pittas

10.18*	Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Jesus Sanchez

10.19*	Second Amended and Restated Employment Agreement, effective as of August 1, 2010, by and between Remy International, Inc. and Gerald T. Mills

10.20*	Employment Agreement, dated October 2, 2006 and amended on July 22, 2010, among Remy Automotive Europe bvba, the other parties thereto and Philippe James

10.21*	Remy International, Inc. Omnibus Incentive Plan

10.22*	Form of Notice of Restricted Stock Grant for Directors and Restricted Stock Award Agreement under the Remy International, Inc. Omnibus Incentive Plan

10.23*	Form of Notice of Restricted Stock Grant for Employees and Restricted Stock Award Agreement under the Remy International, Inc. Omnibus Incentive Plan

10.24**	Accommodation Agreement, dated as of July 30, 2007, between Remy Inc. and General Motors Corporation

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Dewey & LeBoeuf LLP (contained in exhibit 5.1)

24.1†	Power of attorney (contained in signature page)

*	To be filed by amendment.
†	Previously filed.
**	Certain portions have been omitted pursuant to a confidential treatment request. The omitted portions have been filed separately with the SEC.